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As filed with the Securities and Exchange Commission on June 24, 2005

Registration No. 333-125117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

K&F Industries Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3728 (Primary Standard Industrial Classification Code No.)	20-1844325 (I.R.S. Employer Identification No.)

600 Third Avenue
New York, NY 10016
(212) 297-0900
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Kenneth M. Schwartz
President and Chief Executive Officer
c/o K&F Industries, Inc.
600 Third Avenue
New York, NY 10016
(212) 297-0900
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:
Timothy J. Hart, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90062 (310) 552-8500	Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                        , 2005.

PRELIMINARY PROSPECTUS

                  Shares

K&F Industries Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of K&F Industries Holdings, Inc. All of the             shares of common stock are being sold by us. We intend to use approximately $             million of the net proceeds from the sale of the shares being sold in this offering to redeem all of our 11 1/2% Senior PIK Notes due 2015 and $           million of such net proceeds to redeem all of the issued and outstanding shares of our junior preferred stock. We intend to use the remaining net proceeds of approximately $            to pay a special cash dividend to our common stockholders of record immediately prior to this offering.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list the common stock on the New York Stock Exchange under the symbol "KFI."

        See "Risk Factors" on page 14 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

        To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from us at the initial public offering price less the underwriting discount. We intend to use the net proceeds from any shares sold pursuant to the underwriters' option to pay an additional special cash dividend to our common stockholders of record immediately prior to this offering. Any shares not sold pursuant to this option will be distributed as a dividend to our common stockholders of record immediately prior to this offering.

        Purchasers of our common stock in this offering will not be entitled to participate in any of the special dividends.

        The underwriters expect to deliver the shares against payment on                        , 2005.

Goldman, Sachs & Co.	Lehman Brothers

Prospectus dated                        , 2005.

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

i

Cautionary Statement Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements, including without limitation certain of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends" and "estimates" and similar expressions are intended to identify forward-looking statements. They include statements relating to:

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  future revenues and expenses;

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  the expected growth of our business;

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  spending by the United States government on defense;

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  future levels of business in the commercial transport and general aviation industries;

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  competition from other suppliers; and

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  the effect of environmental or similar laws and determinations in lawsuits.

        You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" could cause our results to differ materially from those expressed or suggested in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Industry Data

        When we make statements in this prospectus about our market share and position in the overall aerospace industry, we are using revenues as our basis of measurement. When we make statements in this prospectus about our market share and position in the commercial aircraft, general aviation and military sectors of the aerospace and defense industries or with respect to particular categories of aircraft, we are using number of aircraft as our basis of measurement. In addition, when we make statements in this prospectus about our market share or our position in the aerospace and defense industries, we are making statements of our belief. These beliefs are based on data from various sources (including industry publications, surveys and forecasts), on estimates and assumptions that we have made based on that data and other sources and our knowledge of the markets for our products. Information concerning international or worldwide markets does not include the People's Republic of China or the former U.S.S.R., about which accurate information is not readily available. While we believe our third party sources are reliable, we have not independently verified market and industry data provided by third parties. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.

Basis of Presentation

        Unless the context otherwise requires, references in this prospectus to:

  •
  "K&F" or the "issuer" refer to K&F Industries Holdings, Inc., the issuer of the common stock offered hereby, which was known as K&F Parent, Inc. until May 19, 2005;

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  "we," "us," "our," and the "Company" refer to K&F, together with its subsidiaries;

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  "K&F Industries" refers to K&F Industries, Inc., together with its subsidiaries;

ii

  •
  "K&F Acquisition" refers to K&F Acquisition, Inc. prior to the consummation of the merger of K&F Acquisition with and into K&F Industries and to K&F Industries upon and following the consummation of such merger;

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  references to "Intermediate Holdco" refer to K&F Intermediate Holdco, Inc., a wholly owned subsidiary of K&F and the parent company of K&F Industries; and

  •
  references to the "Acquisition Transactions" means, collectively, the acquisition of K&F Industries by K&F, the merger of K&F Acquisition with and into K&F Industries and the financing transactions related thereto described under "The Acquisition Transactions" elsewhere in this prospectus.

        K&F is a recently-formed company that does not have, apart from the financing of the Acquisition Transactions and the issuance of our 11 1/2% Senior PIK Notes due 2015, any independent external operations other than through the indirect ownership of K&F Industries. K&F acquired K&F Industries on November 18, 2004. All periods prior to November 18, 2004 are referred to as "Predecessor."

        The Predecessor consolidated financial statements utilize a different accounting treatment for Program Participation Costs than that used in the periods subsequent to the Acquisition Transactions. "Program Participation Costs" consist of incentives given to original equipment aircraft manufacturers, or "OEMs," in connection with their selection of our products for installation on aircraft. These incentives include the following three components: cash payments, products discounted below cost and free products. The costs associated with a discounted product or free product is equal to the amount by which the cost of production exceeds the sales price of such product. The Predecessor consolidated financial statements included in this prospectus (i) recognized the costs associated with these discounted products and free products as an expense in cost of sales when the applicable original equipment was shipped and (ii) capitalized the cash payments component of Program Participation Costs, which were then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense. In contrast, our consolidated financial statements for all periods after November 17, 2004 included in this prospectus (i) capitalize all three components of Program Participation Costs only for sole source programs, which are then amortized as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years and (ii) expense all three components of Program Participation Costs for non-sole source programs in cost of sales when the applicable original equipment is shipped or the cash payments component is paid. We categorize a program as sole source when two conditions are satisfied. First, we must be the only FAA-certified supplier of parts. Second, we must have a contractual commitment from the OEM such that the OEM (i) agrees to purchase parts for newly-produced aircraft exclusively from us, and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. If these two conditions are satisfied, the future benefit to be derived from the sale of replacement parts and the recoupment of the Program Participation Costs is highly likely.

        In addition, our consolidated financial statements for all periods after November 17, 2004 included in this prospectus reflect the fair value adjustments made to our assets and liabilities in recording the Acquisition Transactions. See Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on our basis of presentation and accounting policies.

iii

SUMMARY

        The following summary highlights certain significant aspects of our business and this offering, but you should read this entire prospectus, including the financial statements and related notes, before making an investment decision.

K&F Industries Holdings, Inc.

        We are a leading global designer and manufacturer of aircraft wheels, brakes, brake control systems and flexible bladder fuel tanks for commercial transport, general aviation and military aircraft. Through our subsidiary Aircraft Braking Systems Corporation, or "Aircraft Braking Systems," we have approximately 20% of the worldwide market for aircraft wheels, brakes and brake control systems and approximately 40% and 50%, respectively, of the regional aircraft and business jet markets. Through our subsidiary Engineered Fabrics Corporation, or "Engineered Fabrics," we are the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets. During the year ended December 31, 2004 and the three months ended March 31, 2005, we generated consolidated revenues of $353.3 million and $88.7 million, respectively, and net loss of $29.3 million (inclusive of a $6.7 million non-recurring inventory purchase accounting charge and $106.9 million in non-recurring Acquisition Transaction expenses) and $3.0 million (inclusive of a $12.1 million non-recurring inventory purchase accounting charge), respectively.

Industry Background and Market Opportunity

        Aircraft wheel and brake suppliers compete to have their products installed on new aircraft programs. Once a supplier wins a new program, it generally supplies replacement parts over the life of the aircraft on a dual or multi-source basis or, less frequently, on a sole source basis. Aircraft wheel and brake suppliers derive the majority of their revenues from the sale of aftermarket replacement parts.

        Demand for wheel and brake overhauls and replacements is driven primarily by the frequency of aircraft landings, rather than the number of new aircraft deliveries. The aerospace industry often uses Available Seat Miles, or "ASMs," which are computed by measuring for each flight total seat capacity multiplied by the number of miles flown, as a measure that generally correlates to the number of landings. The Federal Aviation Administration, or "FAA," has estimated that ASMs for U.S. mainline carriers and regional/commuter aircraft will have compound annual growth rates of 4.0% and 6.7%, respectively, from 2004 to 2016.

        We compete in the commercial transport, general aviation and military market sectors within the aerospace and defense industries. We believe that we are well-positioned for growth in our target markets within these sectors.

        Commercial Transport.    The commercial transport market sector includes large commercial transport aircraft (generally 120 seats or more) and regional jets (generally between 30 and 120 seats). We believe that the market for high-cycle regional jets, which make more frequent landings than larger aircraft and thus require replacement parts more frequently, is attractive and growing. Use of regional jets has rapidly increased since 1997, growing from 132 aircraft to 1,630 aircraft in 2004. The FAA estimates that in 2004 alone regional jet departures increased 24.9% from 2.4 million departures to 3.0 million departures and represented over 30% of all U.S. commercial departures. Airlines are continuing to increase their use of regional jets to add point-to-point service, as well as to drive feeder traffic to their hubs. We also expect to see additional regional jet growth internationally.

        General Aviation.    The general aviation market sector includes business and personal aircraft (generally 19 seats or fewer). We believe that the market for high-end business jets (jets currently priced at approximately $10 million or higher) will experience growth due to the perception that they provide greater productivity, comfort, convenience and security. We also expect that business jet utilization will benefit from the continued popularity of fractional ownership of aircraft. Fractional fleet aircraft are generally used more often than corporate or personal aircraft, resulting in more landings and thus more frequent replacement of wheels and brakes. The National Business Aviation Association cites an industry study which projects approximately 14,900 business jets will be delivered between 2004 and 2023.

        Military.    Military aircraft spending is driven by efforts to modernize and retrofit aging platforms and the emphasis by the U.S. Department of Defense, or "DoD," on flexible force deployment. Due to reduced commitments for new aircraft, the average age of military aircraft continues to increase, with resultant increases in operations and maintenance expense. We believe these factors will increase demand for both Aircraft Braking Systems' wheel and brakes and for Engineered Fabrics' fuels tanks and other products.

Aircraft Braking Systems

        Aircraft Braking Systems is one of the world's leading manufacturers of wheels, brakes and brake control systems for commercial transport, general aviation and military aircraft. Aircraft Braking Systems' products are used on over 26,000 commercial aircraft, general aviation and military aircraft worldwide. U.S. and foreign governmental authorities, including the FAA, impose strict certification requirements for new aircraft programs, including the wheel and brake systems, and also require that certified replacement parts for such systems be provided by an approved manufacturer. Once an aircraft manufacturer selects us to supply original wheels and brakes for an entire fleet of aircraft, we typically become the sole source supplier for replacement parts, which makes us the only FAA-certified supplier of replacement parts on the aircraft. As a result, for the last ten fiscal years, approximately 75% of Aircraft Braking Systems' revenues were derived from programs supplied on a sole source basis.

        Aircraft manufacturers and wheel and brake suppliers, in conjunction with the FAA, require the replacement of aircraft wheels and brakes at regular intervals, which generally averages once or twice a year for brake parts on high-cycle commercial transport. When Aircraft Braking Systems' products have been certified and installed on an aircraft, we typically generate recurring revenues from sales of replacement parts over the life of the aircraft, which for most modern aircraft is 25 years or longer. As a result, for the last ten fiscal years, more than 75% of Aircraft Braking Systems' revenues were derived from the sale of high-margin replacement parts.

        We believe that Aircraft Braking Systems is the largest supplier of wheels and brakes for:

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  regional jets,

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  business jets, and

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  the U.S. military.

        In the commercial transport market, Aircraft Braking Systems' products are used on a broad range of large commercial transport, regional jet and other commuter aircraft. We provide replacement parts for aircraft manufactured by, among others, Boeing, Bombardier, Embraer and Airbus, as well as to commercial airlines and replacement part distributors. Aircraft Braking Systems' general aviation market includes products for business and personal aircraft, and its customers include airframe manufacturers such as Gulfstream, Raytheon Aircraft, Learjet, Bombardier, Cessna, Dassault and Israeli Aircraft Industries, and replacement parts distributors such as Aviall. In the military market, Aircraft Braking Systems' products are used on a diversified portfolio of fighters, trainers, transports, cargo planes, bombers, unmanned aerial vehicles and helicopters. We sell substantially all of our military products to the DoD, foreign governments and airframe manufacturers, including Lockheed Martin, Boeing, Northrop Grumman, Sikorsky, Bell, Saab and AIDC in Taiwan.

        Some of the fleets of aircraft on which Aircraft Braking Systems' products are used include:

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  Commercial Transport—Embraer ERJ-170/175/190/195; Bombardier CRJ-100/200/440, CRJ-700 and CRJ-900; Boeing DC9, DC10, MD-80 and MD-90; Airbus A-321; Fokker F-100/70, F-28 and F-50 and F-60; Fairchild Dornier Do-228; and Saab 340 and Saab 2000.

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  General Aviation—Gulfstream GSI, GSII, GSIII, GSIV, GS100, GS150, GS200, GS350 and GS450; Dassault Falcon 900EX, 900DX and 7X; Learjet 31A and 60; Bombardier CL600/601/604; and Raytheon Hawker 400XP and Horizon.

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  Military—Lockheed Martin C-130 and F-16; Boeing B-1B; Korean Aerospace KAI T-50; Aermacchi M346; Saab JAS-39; and Mitsubishi F-2.

        Aircraft Braking Systems also manufactures brake control systems for use on a variety of commercial transport, general aviation and military aircraft. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

        We derived 83% of our consolidated revenues from sales made by Aircraft Braking Systems for each of the year ended December 31, 2004 and the three months ended March 31, 2005.

Engineered Fabrics

        Engineered Fabrics is the leading supplier of flexible bladder fuel tanks for aircraft and helicopters for the U.S. military, worldwide commercial transport and general aviation markets. Engineered Fabrics is the only FAA-certified U.S. supplier of polyurethane manufactured fuel tanks, which feature proprietary "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel.

        Some of the fleets of aircraft on which Engineered Fabrics' flexible bladder fuel tanks are used include:

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  Fixed-Wing Military Aircraft—Northrop Grumman F-18 C/D and E/F, Boeing F-15, KC-10A, and KC-135; and Lockheed Martin C-130 and F-16.

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  Commercial Helicopters—Boeing MD-500 and MD-600; and Bell 214-ST.

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  Military Helicopters—Sikorsky UH-60 Blackhawk, SH-60 Seahawk, CH-53 Super Stallion, and MH-3 Sea Stallion; Boeing CH-47 and AH-64 Apache; and Bell/Boeing V-22 Osprey.

        Many of these programs also utilize Engineered Fabrics' iceguards for de-icing and anti-icing of the rotor blades and inlets. In addition, Engineered Fabrics manufactures and sells inflatable oil booms, towable storage bladders and various other products made from coated fabrics for military and commercial uses.

        We derived 17% of our consolidated revenues from sales made by Engineered Fabrics for each of the year ended December 31, 2004 and the three months ended March 31, 2005.

Competitive Strengths

        We believe that our competitive position is attributable to a number of key strengths, including the following:

        Leader in Attractive Industry Sectors Poised for Growth.    We place our products on approximately 40% and 50%, respectively, of regional aircraft and business jets. We believe Aircraft Braking Systems' market leadership in these sectors positions us for growth as airlines increase their use of regional jets and demand for business jets grows. In the past several years, we have won a number of new platforms in each of these market sectors. In addition, Engineered Fabrics supplies over 50% of the flexible bladder fuel tanks for the U.S. military. We expect sales of our fuel tanks to increase as the DoD's requirements for more flexible force deployment drive growth in this market.

        Significant Aftermarket Sales from Sole Source Contracts.    We focus on winning new programs for which we will act as the sole source supplier. As a result, for the last ten fiscal years, approximately 75% of Aircraft Braking Systems' revenues were from programs supplied on a sole source basis. Recent sole source platform wins on high-cycle regional jets include the Embraer ERJ-170/175/190/195, the Chinese AVIC 1 ARJ21 and the Bombardier CRJ-200/440, CRJ-700 and CRJ-900. High cycle jets make more frequent landings than larger aircraft and thus require replacement parts more frequently. In addition, our aftermarket business model allows us to realize recurring revenues over the aircraft's operational life, which averages more than 25 years for most modern aircraft.

        Well-Balanced Portfolio of Programs with Strong Recurring Cash Flows.    Our portfolio of programs is well-balanced across all stages of an aircraft's lifecycle. Our programs in the "mature" stage generate cash flows from replacement part sales without requiring additional investment and development costs. In addition, we are investing in "development" and "growth" stage programs, which we expect will provide recurring revenues and growth in the future. We have recently won development stage programs with manufacturers such as Embraer, Dassault and Raytheon Hawker. As a result of these and other program wins, we expect to:

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  increase our sales of replacement parts;

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  increase the number of high-cycle aircraft in our fleet while maintaining fleet size, net of retired aircraft;

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  increase revenues per aircraft in our portfolio; and

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  decrease the average age of the total fleet using Aircraft Braking Systems' products.

        History of Successful Product Innovation.    We have a history of engineering design and successful product innovation that we believe has allowed us to offer our customers superior performance and overall cost efficiency while enabling us to strengthen our relationships with our customers and win new platforms. We believe that our ability to integrate the design and performance characteristics of wheels, brakes and brake control systems into a customized braking solution provides Aircraft Braking Systems with a competitive advantage. We won the first carbon brake production contract for the Boeing F-15 and later built the industry's first electric brake unit in the 1980s. Over the past several years, we developed our next-generation NuCarb® carbon brakes, which are currently used on the Embraer ERJ-170/175/190/195 regional jets as well as the Dassault Falcon 7X large business jet. We expect NuCarb® brakes to be a key driver of program wins in the future. In addition, Engineered Fabrics is a leader in flexible bladder fuel tank innovation. For example, Engineered Fabrics has redesigned various tanks to reduce their weight and extend their useful life and also has designed the self-sealing fuel panels for the Joint Strike Fighter.

        Experienced Management Team with a Proven Track Record.    Our highly experienced management team has a proven history of performance in the aircraft wheel and brake business. As a group, our executive officers have an average of 27 years of experience in the industry. In addition, our management team successfully operated through various industry economic cycles as well as the events of September 11, 2001, the SARS epidemic, rising fuel prices and the conflicts in Afghanistan and Iraq.

Our Growth Strategy

        We focus on growing our market share, revenues and profitability by:

        Expanding our Presence on High-Cycle Regional Jets and Business Jets.    Aircraft Braking Systems has focused on expanding its presence on high-cycle regional jets and business jets. For example, we are the sole source supplier for wheels and brakes on all of Bombardier's regional jets and all of the Embraer ERJ-170/175/190/195 regional jets. We intend to capitalize on the growing number of high-cycle regional jets and business jets and the resulting opportunities for new program wins and replacement part sales.

        Increasing Our Leading Position on Military Aircraft.    We believe we are the largest supplier of wheels, brakes and flexible bladder fuel tanks to the U.S. military. We supply programs for fighters, transports, helicopters and unmanned aerial vehicles, as well as high-cycle trainers. We expect increased spending on the fleet of approximately 11,000 military aircraft that utilize our portfolio of products through parts replacement, upgrades and modernization activities and believe that we are well-positioned to win additional program opportunities.

        Pursuing Continued Growth at Engineered Fabrics.    Engineered Fabrics' revenues have grown from $28.6 million in 1996 to $59.5 million in 2004. We will continue to pursue growth through the development of new products and technologies, such as our new fuel tank sealant technology, EFC-100™. In addition, we intend to capitalize on the recent trend whereby customers outsource a greater portion of their manufacturing process. For example, Sikorsky has already awarded Engineered Fabrics a contract to provide interior panels on the UH-60 Blackhawk helicopter.

        Expanding Presence in Targeted International Markets.    We will continue to focus on high growth international markets, such as Asia and Russia. Aircraft Braking Systems recently teamed with German landing gear manufacturer Liebherr to win the sole source program to provide the complete braking systems on China's new AVIC 1 ARJ21 regional jet and previously won the program to supply the wheels, brakes and brake control systems on the Korean Aerospace KAI T-50 Trainer and the AIDC Indigenous Defense Fighter. We intend to leverage our success on these programs by identifying and pursuing new platform, retrofit and aftermarket sales opportunities in these regions.

        Pursuing Opportunistic Acquisitions.    We believe that our industry provides a number of attractive opportunities for acquisitions. We evaluate potential acquisition targets that would enhance both our strategic and competitive positions, and we believe we are well-positioned to take advantage of, and integrate, acquisition opportunities.

The Acquisition Transactions

        On November 18, 2004, K&F acquired K&F Industries pursuant to the merger of K&F Acquisition with and into K&F Industries, which we refer to as the "Acquisition." See "The Transactions."

Recent Transactions

        At the closing of the Acquisition in November 2004, K&F funded the equity portion of the Acquisition financing with $92.5 million of our Senior Redeemable Preferred Stock, or "senior preferred stock," $122.5 million of our Junior/Series A Redeemable Exchangeable Preferred Stock, or "junior preferred stock," and $100.0 million of our common stock. Subsequent to the closing of the Acquisition, K&F completed the equity financing related to the Acquisition by entering into the transactions described below. The investors at the time of the Acquisition and the subsequent investors invested upon the same terms, including price.

        As part of these transactions, in April and May 2005, K&F received approximately $42.0 million in proceeds from offerings of its common stock and approximately $51.5 million in proceeds from offerings of its junior preferred stock, to various funds affiliated with Aurora Capital Group, who we refer to as the "Aurora entities," certain members of management, all of our directors and other investors.

        In February 2005, K&F used the net proceeds from the offering of $55.0 million in aggregate principal amount of its 11 1/2% Senior PIK Notes due 2015, or our "senior PIK notes," to redeem a portion of its outstanding senior preferred stock, at par, plus accrued dividends. On May 19, 2005, K&F used a portion of the proceeds from the offerings of its common stock and junior preferred stock described in the preceding paragraph to fund the redemption of its remaining senior preferred stock, at par, plus accrued dividends.

        We refer to the transactions described in the preceding two paragraphs collectively as the "Recent Transactions" and together with the Acquisition Transactions as the "Transactions." See "Certain Relationships and Related Transactions—Recent Transactions."

Additional Information

        K&F is a Delaware corporation formed on October 12, 2004. Its executive offices are located at 600 Third Avenue, New York, New York 10016, and its telephone number is (212) 297-0900. K&F maintains a website at www.kandfindustries.com, a website for Aircraft Braking Systems at www.aircraftbraking.com and a website for Engineered Fabrics at www.kfefc.com. Information contained on those websites does not constitute a part of this prospectus.

THE OFFERING

Shares of common stock offered by K&F Industries Holdings, Inc.	shares
Shares of common stock outstanding after this offering
shares (including shares that will be distributed to our common stockholders of record immediately prior to this offering to the extent the underwriters do not purchase such shares subject to their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use:
• approximately $ million of the net proceeds to redeem all of our senior PIK notes including accrued and unpaid interest and the related redemption premium;
•
approximately $ million of the net proceeds to redeem all of the issued and outstanding shares of junior preferred stock for an amount equal to the original issue price plus accrued and unpaid dividends; and
• the remaining net proceeds of approximately $ million to pay a special cash dividend to our common stockholders of record immediately prior to this offering.

We also intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discounts, to pay an additional special cash dividend to our common stockholders of record immediately prior to this offering.
Purchasers of our common stock in this offering will not be entitled to participate in any of the special dividends. See "Use of Proceeds" and "Dividend Policy."
New York Stock Exchange symbol	"KFI"

        Unless we specifically state otherwise, all information in this prospectus:

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  assumes no exercise by the underwriters of their option to purchase additional shares;

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  assumes that we issue an additional            shares of common stock to our common stockholders of record immediately prior to this offering. The actual number of shares that will be issued to such stockholders will be equal to (i) the number of additional shares the underwriters have an option to purchase minus (ii) the actual number of shares the underwriters purchase from us pursuant to that option;

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  gives effect to a            for one stock split of our common stock that will occur prior to the consummation of this offering; and

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  excludes            shares of common stock, after giving effect to the            for one stock split, reserved for issuance under our stock option plan, of which options to purchase            shares have been granted as of the date of this prospectus.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

Summary Historical and Pro Forma Consolidated Financial Information

        K&F is a recently-formed company that does not have, apart from the financing of the Acquisition Transactions and the issuance of our senior PIK notes, any independent external operations other than through the indirect ownership of K&F Industries. K&F acquired K&F Industries on November 18, 2004. All periods prior to November 18, 2004 are referred to as "Predecessor."

        The following table presents our summary historical consolidated financial and other data for the years ended December 31, 2002 and 2003, for the periods January 1, 2004 through November 17, 2004 and November 18, 2004 through December 31, 2004 and for the three months ended March 31, 2004 and 2005 and our unaudited pro forma consolidated financial information for the year ended December 31, 2004 to give effect to the Acquisition Transactions, the Recent Transactions and this offering, including the use of proceeds therefrom, as if they had occurred on January 1, 2004. Our unaudited pro forma balance sheet data as of March 31, 2005 gives effect to the Recent Transactions and this offering, including the use of proceeds therefrom, as if they had been consummated on March 31, 2005. Our historical financial information for the years ended December 31, 2002 and 2003 and for the periods January 1, 2004 through November 17, 2004 and November 18, 2004 through December 31, 2004 is derived from our audited financial statements. Our historical financial information for the three months ended March 31, 2004 and 2005 is derived from our unaudited financial statements. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The unaudited pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the Acquisition Transactions, the Recent Transactions and this offering been consummated on the date or for the periods indicated and do not purport to indicate consolidated balance sheet data or statement of operations data or other financial data as of any future date or for any future period.

        The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes, "The Transactions," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

				November 18, 2004 Through December 31, 2004(a)		Three Months Ended March 31,
	Year Ended December 31,
			January 1, 2004 Through November 17, 2004		Pro forma Year Ended December 31, 2004
	2002	2003				2004	2005(a)
	(Predecessor)	(Predecessor)	(Predecessor)			(Predecessor)
	(Dollars in thousands, except share data)
Statement of Operations Data:
Net sales	$348,649	$342,818	$299,868	$53,448	$353,316	$83,149	$88,690
Cost of sales(b)	204,819	197,812	174,223	33,315	184,211	48,052	60,466

Gross margin	143,830	145,006	125,645	20,133	169,105	35,097	28,224
Independent research and development	14,600	14,936	12,048	1,770	13,818	3,627	3,833
Selling, general and administrative expenses(c)	40,238	30,499	27,650	4,519	32,169	7,148	7,548
Amortization	3,935	4,264	4,196	1,440	11,110	1,146	3,014
Acquisition Transaction expenses(d)	—	—	101,533	5,350	—	—	—

Operating income (loss)	85,057	95,307	(19,782)	7,054	112,008	23,176	13,829
Interest expense, net(e)	26,194	44,186	34,287	8,197	54,510	9,762	18,312

Income (loss) before income taxes	58,863	51,121	(54,069)	(1,143)	57,498	13,414	(4,483)
Income tax (provision) benefit	(16,730)	(10,488)	25,082	862	(18,462)	(4,510)	1,511

Net income (loss)	$42,133	$40,633	$(28,987)	$(281)	$39,036	$8,904	$(2,972)

Earnings (loss) per common share—basic
Weighted average shares—basic
Earnings (loss) per common share—diluted
Weighted average shares—diluted
Other Data (for the period):
Capital expenditures	$4,084	$5,468	$2,902	$1,810	$4,712	$647	$418
Depreciation and amortization	12,012	12,200	10,467	2,910	24,122	2,876	6,133
EBITDA(f)	97,069	107,507	(9,315)	9,964	136,130	26,052	19,962
Non-recurring and certain other items included in EBITDA(g)	33,374	26,828	129,213	12,934	6,666	5,848	12,084
	As of December 31,			As of March 31,		Pro forma as of March 31, 2005
	2002	2003	2004(a)	2004	2005(a)
	(Predecessor)	(Predecessor)		(Predecessor)
	(In thousands)
Balance Sheet Data
Working capital	$35,547	$50,077	$39,356	$60,584	$20,848	$
Total assets	422,045	419,585	1,355,115	439,309	1,351,843
Long-term debt (includes current maturities(c)(e)	435,000	395,000	790,577	395,000	827,455		771,577

(a)
Our consolidated financial statements for all periods after November 17, 2004: (i) utilize a different accounting treatment for Program Participation Costs than that used in the periods prior to the Acquisition Transactions and (ii) reflect the fair value adjustments made to our assets and liabilities in recording the Acquisition Transactions. See "Management's Discussion and

  Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Program Participation Costs" and Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(b)
Cost of sales for the period November 18, 2004 through December 31, 2004 includes: (i) a charge of $6.7 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.3 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Cost of sales for the period November 18, 2004 through December 31, 2004 does not include $2.8 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004. Cost of sales for the three months ended March 31, 2005 includes: (i) a charge of $12.1 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.8 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Costs of sales for the three months ended March 31, 2005 does not include $5.9 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004.

(c)
On December 20, 2002, K&F Industries completed a recapitalization that included the issuance of $250.0 million of 9 5/8% senior subordinated notes due 2010. The net proceeds of those notes were used to pay a $200.0 million dividend to the then stockholders of K&F Industries, pay off the former credit facility of K&F Industries, pay transaction fees of $8.5 million and pay $9.4 million to holders of common stock options of K&F Industries. As a result of this transaction, K&F Industries recorded a $9.4 million charge to selling, general and administrative expenses and it capitalized $8.5 million for the transaction fees.

(d)
Our results of operations for the period from January 1, 2004 through November 17, 2004 and from November 18, 2004 through December 31, 2004 include one-time charges of $101.5 million and $5.4 million, respectively. These charges were a result of the Acquisition Transactions, and are as follows:

	January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004
	(Predecessor)
	(In thousands)
Compensation costs recognized for the cancellation of stock options	$46,156	$—
Premiums paid to redeem 9 5/8% senior subordinated notes due 2010 and 9 1/4% senior subordinated notes due 2007	45,282	—
Write-off of debt issuance costs associated with the redemption of 9 5/8% senior subordinated notes due 2010 and 9 1/4% senior subordinated notes due 2007	6,551	—
Professional fees and other expenses	3,544	—
Write-off of interim loan facility commitment fee and other fees and expenses	—	5,350

	$101,533	$5,350

(e)
On October 15, 2003, K&F Industries redeemed $40.0 million of its 9 1/4% senior subordinated notes due 2007. In 2003, K&F Industries took a $1.6 million charge to interest expense for the redemption premiums and the write-off of a portion of unamortized financing costs associated with the redemption.

(f)
"EBITDA" represents net income before interest expense, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America, or "GAAP," and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We present EBITDA because we believe it is a useful indicator of our operating performance. Our management uses EBITDA principally as a measure of our operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although we use EBITDA as a measure to assess the performance of our business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of our costs and ability to generate revenue, because we have borrowed money in order to finance our operations. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, sales, bookings and operating profit, to measure operating performance.

        The following is a reconciliation of EBITDA to net income:

						Three Months Ended March 31,
	Year Ended December 31,			November 18, 2004 Through December 31, 2004(a)
			January 1, 2004 Through November 17, 2004		Pro forma year ended December 31, 2004
	2002	2003				2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)			(Predecessor)
	(In thousands)
Net income (loss)	$42,133	$40,633	$(28,987)	$(281)	$39,036	$8,904	$(2,972)
Interest expense, net	26,194	44,186	34,287	8,197	54,510	9,762	18,312
Income tax provision (benefit)	16,730	10,488	(25,082)	(862)	18,462	4,510	(1,511)
Depreciation and amortization	12,012	12,200	10,467	2,910	24,122	2,876	6,133

EBITDA	$97,069	$107,507	$(9,315)	$9,964	$136,130	$26,052	$19,962

(g)
The following table shows the non-recurring and certain other items, which are included in EBITDA: non-recurring Acquisition Transaction expenses, non-recurring inventory purchase accounting adjustments, non-recurring salary and benefit expense, headcount reduction, non-recurring non-cash charge (income), payment to optionholders and capitalization of Program Participation Costs. We believe this table, when reviewed in connection with our presentation of EBITDA, provides another useful tool to our management and investors for measuring comparative operating performance between time periods and among companies. In addition to EBITDA, our management assesses the adjustments presented in this table when preparing our annual operating budget and financial projections. Specifically, because this table excludes non-recurring salary and benefit expense, non-recurring non-cash charge (income) and payment to optionholders, we believe that this table allows our management and investors to assess our operating performance during the periods these charges were incurred on a consistent basis with the periods during which these unusual charges were not incurred. Further, because of the significant changes in our capital structure resulting from the Acquisition Transactions, including the post-Acquisition capitalization of our Program Participation Costs, we believe that the presentation of the adjustments relating to non-recurring Acquisition Transaction expenses, non-recurring inventory purchase accounting adjustments and capitalization of Program Participation Costs both enables our management and investors to assess the impact of the Acquisition Transactions on our operating performance and provides a consistent measure of our operating performance for periods subsequent to the Acquisition

  Transactions as compared to the Predecessor periods. EBITDA, as defined above, was (increased) reduced by the following non-recurring and certain other items, each of which is further discussed below:

						Three Months Ended March 31,
	Year Ended December 31,			November 18, 2004 Through December 31, 2004(a)
			January 1, 2004 Through November 17, 2004		Pro forma year ended December 31, 2004
	2002	2003				2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)			(Predecessor)
	(In thousands)
Non-recurring Acquisition Transaction expenses(1)	$—	$—	$101,533	$5,350	$—	$—	$—
Non-recurring inventory purchase accounting adjustments(2)	—	—	—	6,748	—	—	12,084
Non-recurring salary and benefit expense(3)	7,500	6,197	8,180	836	9,016	1,721	—
Headcount reduction(4)	1,465	1,099	—	—	—	—	—
Non-recurring non-cash charge (income)(5)	—	2,350	(2,350)	—	(2,350)	(592)	—
Payment to optionholders(6)	9,405	—	—	—	—	—	—
Capitalization of Program Participation Costs(7)	15,004	17,182	21,850	—	—	4,719	—

	$33,374	$26,828	$129,213	$12,934	$6,666	$5,848	$12,084

(1)
See Note (d).

(2)
Represents charges resulting from inventory purchase accounting adjustments related to the Acquisition Transactions.

(3)
Non-recurring salary and benefit expense of Mr. Bernard Schwartz (the Chairman of the Board and a principal stockholder of K&F Industries prior to the Acquisition Transactions), whose prior employment and other related agreements were terminated upon consummation of the Acquisition Transactions. Gives effect to compensation ($100,000) due to Mr. B. Schwartz under a one-year employment agreement that was entered into at the closing of the Acquisition Transactions. In February 2005, we entered into a consulting agreement with Mr. B. Schwartz which terminated his employment agreement and provides that he will serve as a consultant and Chairman of the Board of our subsidiary K&F Industries for a monthly salary of $8,333 through November 2005.

(4)
Represents the pro forma effect on prior periods of a headcount reduction in September 2003.

(5)
Amounts represent estimated non-recurring, non-cash contract charges.

(6)
Represents a non-recurring payment to holders of our common stock options in connection with a recapitalization undertaken in 2002.

(7)
Represents the Program Participation Costs expensed in the Predecessor periods that would have been capitalized under the accounting treatment for Program Participation Costs used by us after November 17, 2004. See Note (a).

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before you make a decision to purchase our common stock.

Risks Relating to Our Business

Our commercial transport business is sensitive to our customers' usage of planes, which are, in turn, affected by general economic conditions.

        We compete in the aircraft component sector of the aerospace industry. Our business is directly affected by economic factors and other trends that affect our customers, including projected market growth that may not materialize or be sustainable. Specifically, our business is sensitive to the number of landings aircraft make. Historically, the aerospace industry has used ASMs as a measure which correlates to landings. In addition, our business is sensitive, to a lesser extent, to changes in the profitability of the commercial airline industry and the size and age of the worldwide aircraft fleet.

        ASMs and airline profitability have historically correlated with the general economic environment, although national and international events can also play a key role. In recent years, the airline industry has been severely affected by the events of September 11, 2001 and the subsequent downturn in the global economy, higher fuel prices, the SARS epidemic and the conflicts in Afghanistan and Iraq. As a result of the substantial reduction in airline traffic arising from these events, the airline industry incurred, and some in the industry continue to incur, large losses and financial difficulties. Many major carriers have also parked or retired a portion of their fleets and have reduced workforces and flights. Any future terrorist attacks could cause airlines to reduce flights, cancel or delay the purchase of replacement parts and new aircraft. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The demand for Aircraft Braking Systems' replacement parts varies based on the number of aircraft equipped with Aircraft Braking Systems' products and the number of landings made by those aircraft. A reduction in airline travel will usually result in reduced utilization of commercial transport, fewer landings and a corresponding decrease in Aircraft Braking Systems' sales, related income and cash flow.

        During periods of reduced airline profitability, some airlines may delay purchases of replacement parts, preferring instead to deplete existing inventories. If demand for new aircraft and replacement parts decreases, there may be a decrease in demand for certain of our products. Therefore, any future decline in ASMs, and by correlation landings, airline profitability or the size of the worldwide aircraft fleet, for any reason, could have a material adverse effect on our business, financial condition and results of operations.

Program Participation Costs negatively affects our cash flow during stages of the lifecycle of an aircraft platform.

        We supply original equipment in new commercial transport and general aviation aircraft at or substantially below the cost of production and provide certain manufacturers with related cash incentives pursuant to agreements typically entered into with manufacturers during the development of an aircraft platform. Because of these Program Participation Costs delivery of new aircraft equipped with Aircraft Braking Systems' products (whether on a new platform or related to additional aircraft manufactured on programs for which we are already committed) decreases our cash flow. Our business plan budgets cash needs based on current delivery schedules of new aircraft and also accommodates certain increases in aircraft deliveries. Although K&F Industries' credit facility contains certain limitations on our ability to provide such cash or non-cash Program Participation Costs, significant, unanticipated increases in commercial transport deliveries in a given year could have a material adverse impact on our cash flow. In addition, if we do not have sufficient capital to participate in all of the new programs in which we would like to invest, our business, financial condition and results of operations could be adversely affected.

We may be unable to execute our growth strategy, and our failure to do so could have a negative impact on your investment.

        Our future success will depend on our continued growth and our ability to execute our growth strategy. Our ability to successfully execute our growth strategy is subject to a number of risks, including:

  •
  our ability to win and retain sole source contracts and expand the number of our platforms;

  •
  the health and future levels of business in the commercial transport, general aviation and military market sectors;

  •
  whether high-cycle regional jets and high-end business jets, market sectors we have chosen to focus upon, perform as we have predicted;

  •
  our ability to improve our products and services while maintaining our margins and profitability;

  •
  our ability to access available capital, whether through cash flow or borrowings, in order to fund operating expenses, potential acquisitions or other corporate purposes;

  •
  our ability to identify, acquire and integrate acquisition candidates; and

  •
  competition in our industries and general economic conditions.

        We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not operate profitably. Failure to successfully execute any material part of our growth strategy or any failure to operate profitably would significantly harm our business, financial condition and operating results and reduce the value of your investment.

The U.S. government is a significant customer, the loss of which could adversely affect us.

        Sales to the U.S. government or to prime contractors or subcontractors of the U.S. government were approximately 23%, 26%, 26% and 23% of our total sales for the three months ended March 31, 2005 and the years ended December 31, 2002, 2003 and 2004, respectively. The loss of all or a substantial portion of those types of sales could materially and adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business—Government Contracts."

        In addition, we bear the risk that the U.S. government may unilaterally suspend us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Historically, under our management, there have been no alleged violations of procurement or export control laws or regulations and none are alleged at this time. However, in December 2004, we received an inquiry from the U.S. Department of Commerce regarding our compliance with certain export control regulations in relation to a proposed foreign sale, which was never completed. Consequently, we began a comprehensive internal review of our export practices. As a result of that review we identified and voluntarily disclosed to the Office of Defense Trade Controls Compliance certain possible inadvertent export violations that were unrelated to the proposed foreign sale. Although we do not currently anticipate that the government inquiry or any consequences of the voluntary disclosure will have a material adverse effect on our business, financial condition or results of operations, we can not assure you as to whether we will ultimately be subject to sanctions as a result of either the inquiry or the voluntary disclosure or the extent or effect thereof, if any sanctions are imposed.

        The terms of defense contracts with the U.S. government generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any unexpected termination of a significant government contract could have a material adverse effect on our business, financial condition and results of operations. Our U.S. government sales are also subject to changes in the government's procurement policies and, at times, the need to bid on programs in advance of design completion. A reduction in expenditures by the U.S. government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns could have a material adverse effect on our business, financial condition and results of operations.

A decline in the U.S. defense budget or limitations on sales to foreign governments may adversely affect our sales.

        The U.S. defense budget has fluctuated over the years, at times resulting in reduced demand for new aircraft and, to a lesser extent, replacement parts. In addition, foreign military sales are affected by U.S. government regulations, regulations by the purchasing foreign government and political uncertainties in the United States and abroad. The current overall Federal budget deficit may result in a decrease in the U.S. defense budget. In addition, the portion of the U.S. defense budget allocated to aircraft components, as compared to other military equipment, may decrease from time to time. The U.S. defense budget may continue to fluctuate, and may decline, and sales of defense related items to foreign governments may decrease. If there is a decline in the U.S. defense budget that reduces demand for our components or additional restrictions are imposed on foreign sales, our business, financial condition and results of operations may be materially adversely affected.

We could be adversely affected if one of our components causes an aircraft to crash.

        Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. While we believe that our liability insurance is adequate to protect us from future product liability claims, it may not be adequate. Also, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our business, financial condition and results of operations.

        A crash caused by one of our components could also damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft wheels, brakes, brake control systems and fuel tanks. If a crash were to be caused by one of our components, or if we were otherwise to fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

The airline industry is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, which could negatively impact our results of operations.

        The FAA prescribes standards and qualification requirements for aircraft components, including virtually all commercial transport and general aviation products, and licenses component repair stations within the United States. Comparable agencies regulate these matters in other countries. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

        From time to time the FAA or comparable agencies propose new regulations or changes to existing regulations. These new regulations or changes generally cause an increase in costs of compliance. To the extent the FAA, or comparable agencies, implement new regulations or changes in the future, we may incur significant additional costs to achieve compliance. We may not be able to pass such costs on to our customers.

Any problem or interruption in our supply from key vendors could delay production and adversely affect our sales.

        We rely on independent suppliers for key raw materials, some of which may be available only from a limited number of sources. Our continued supply of materials is subject to a number of risks including:

  •
  the destruction of our suppliers' facilities or their distribution infrastructures;

  •
  a work stoppage or strike by our suppliers' employees;

  •
  the failure of our suppliers to provide materials of the requisite quality;

  •
  the failure of essential equipment at our suppliers' plants;

  •
  the failure or shortage of supply of raw materials to our suppliers; and

  •
  contractual amendments and disputes with our suppliers.

        In addition, contracts with certain of our suppliers for raw materials and other goods are short-term contracts. We cannot assure you that these suppliers will continue to provide products to us at attractive prices or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. Failure to obtain key products on a timely basis and at an affordable cost, or significant delays or interruptions of supply, could have a material adverse effect on our business, financial condition and results of operations.

We operate in a very competitive business environment.

        The aircraft component sector of the aerospace industry is highly competitive. We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell International's Aircraft Landing Systems Division, Goodrich Corporation and Messier-Bugatti. In addition, we also compete with Meggitt plc's Dunlop Aerospace Braking Systems in this arena. The principal competitors for brake control systems are Crane Co.'s Hydro-Aire Division and Messier-Bugatti. The principal competitors for flexible bladder fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur, both owned by Zodiac S.A. Many of our competitors have greater resources than us, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products, than we can. Providers of aircraft components have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, program investments and sales and marketing. We cannot assure you that we will have enough resources to make the necessary investments to do so and we cannot assure you that we will be able to compete successfully in this market or against such competitors.

The uncertainties relating to our foreign operations could affect our operating results.

        While most of our operations are based in the United States, we sell to foreign governments and airlines all over the world. As a result, approximately 40% of our consolidated sales for the past three fiscal years were from sales outside of the United States, and we believe that revenue from sales outside the United States will continue to account for a material portion of our total revenues for the foreseeable future. International operations and any foreign business expansion plans we may undertake are subject to numerous additional risks, including:

  •
  the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

  •
  foreign customers may pay more slowly than customers in the United States;

  •
  unexpected changes in regulatory requirements or geopolitical conditions;

  •
  the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

  •
  the potential difficulty in enforcing intellectual property rights in some foreign countries.

        As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

        To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or "FCPA," which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business, financial condition and results of operations.

        Additionally, to the extent that we export products, technical data and services outside the United States, we are subject to U.S. laws and regulations governing international trade and exports, including but not limited to the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury. A determination that we have failed to comply with one or more of these export controls could result in civil and/ or criminal sanctions, including the imposition of fines upon us as well as the denial of export privileges and debarment from participation in U.S. government contracts. Any one or more of such sanctions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental regulations and our operations may expose us to environmental liabilities.

        Our manufacturing operations are subject to various environmental laws and regulations, including those related to soil and groundwater contamination, air emissions and the protection of human health and the environment, administered by federal, state and local agencies. We regularly assess our obligations and compliance with respect to these requirements. Based upon these assessments and other available information, we believe that our manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations and we do not expect environmental costs to have a material adverse effect on our business, financial condition or results of operations. The operation of manufacturing plants entails risk in these areas, and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect us. For example, such costs or liabilities could arise due to changes in the existing law or its interpretation.

        The Goodyear Tire and Rubber Company, the parent of a former owner and operator of our Akron, Ohio facility, is and has been conducting remediation of groundwater contamination there that is believed to have been released during the operations of a former subsidiary of Goodyear. Although we could be held liable as the current operator of this site, no one has alleged that we caused the groundwater contamination or that we should be held responsible for its cleanup, and Goodyear has paid all costs to date pursuant to contractual indemnities. We cannot assure you, however, that we will not incur material costs in connection with contamination resulting from former industrial operations at our Ohio and Georgia facilities. K&F Industries has purchased an environmental contamination insurance policy intended to cover liability for third party claims seeking damages related to cleanup costs or personal injuries arising from contamination existing at our Ohio and Georgia facilities on or before November 18, 2004. The policy is subject to deductibles and has other limitations, including an aggregate policy limit of $50 million. Although we believe that the policy is adequate to cover potential contamination liabilities at these sites, we cannot assure you that we will in fact be able to recover any contamination-related costs under the policy or that the policy will be sufficient to cover any such liabilities that we may incur.

We have been included, and may in the future be included, in claims against prior owners of our facilities.

        The owners of the aircraft braking system production assets prior to 1987, that we now operate in Akron, installed brake pads containing asbestos in certain of their products. As a result, from time to time, we have been named, along with other defendants, in a relatively small number of products liability cases and employee exposure lawsuits alleging that we are responsible, as a corporate successor or otherwise, for the asbestos exposure liabilities of the previous owners. To date, there has been no finding adverse to us in any such litigation, and we believe that we have defenses to the allegations of successor liability and other theories of liability, as well as rights to contribution and indemnity from others.

        Products Liability.    Since 1993, we have been named in products liability lawsuits brought by approximately 175 non-employee plaintiffs alleging personal injury from exposure to asbestos. To date in connection with these lawsuits, we have sought and, other than with respect to one immaterial case filed in 2003, received defense and indemnity from Goodyear, which produced aircraft braking systems equipped with asbestos-containing brake linings between approximately 1940 and 1985 at the Akron, Ohio facility now operated by Aircraft Braking Systems. Goodyear has been named as a defendant in all of these claims. In addition, most of the products liability claims also name Loral Corporation (now part of Lockheed Martin Corporation), from whom we bought the aircraft braking system production assets in 1989. To date, we have incurred only administrative costs in connection with these claims.

        Employee Exposure.    In 2003, we participated with Lockheed Martin Corporation in the resolution of numerous worker-related claims, including 157 claims made against us, for an aggregate cost to us of $120,000. There are currently no further employee asbestos exposure claims pending against us.

        Accordingly, the costs we have expended to date in connection with asbestos exposure claims have not had a material adverse effect on our business, financial condition or results of operations. However, we cannot predict the extent to which we may be involved in any such claims in the future or whether defense and indemnity for such claims will be available. As noted above, Goodyear has defended and resolved the products claims for us to date, but Goodyear has recently reserved its rights to dispute whether such defense and indemnification are required in all cases and has also declined to provide a defense and indemnity with respect to one immaterial case filed in 2003. We also obtained limited indemnification regarding these and other issues, upon the terms and conditions of the purchase agreement, from the prior stockholders of K&F Industries in connection with the Acquisition Transactions. We cannot assure you that these defense and indemnity arrangements will be available or sufficient to satisfy any claims or losses we suffer as a result of these or other issues. If the indemnifications are not available or sufficient, and if we are found to be responsible for these exposures, resulting liabilities could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

Our substantial debt may adversely affect our financial condition and operations.

        We have, and after the completion of this offering will continue to have, substantial debt and substantial debt service obligations. At March 31, 2005, as adjusted to give effect to the Recent Transactions and this offering and the application of the proceeds therefrom, we would have had approximately $771.6 million of outstanding consolidated indebtedness, excluding unused commitments under the K&F Industries' revolving credit facility. In addition, we had $48.0 million of available borrowings under the K&F Industries' revolving credit facility at March 31, 2005. In the future, we may borrow more money, subject to the limitations imposed on us by the agreements governing our indebtedness.

        Our level of indebtedness has important consequences to you, including:

  •
  requiring us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  subjecting us to the risk of interest rate increases on our indebtedness with variable interest rates;

  •
  subjecting us to the possibility of an event of default under the financial and operating covenants contained in the agreements governing our indebtedness; and

  •
  limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions than our competitors with less debt.

To service our indebtedness, we will require a significant amount of cash and our inability to generate sufficient cash flow may require us to seek additional financing.

        If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, sell assets, borrow more money or raise capital through sales of our equity securities. If these or other kinds of additional financing become necessary, we cannot assure you that we could arrange such financing on terms that are acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

        The K&F Industries' revolving credit facility and the indenture governing K&F Industries' 7 3/4% senior subordinated notes due 2014 contain a number of covenants imposing significant restrictions on K&F Industries and its restricted subsidiaries. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on K&F Industries and our restricted subsidiaries include limitations on their ability to:

  •
  incur indebtedness or issue disqualified stock or preferred stock;

  •
  pay dividends or make other distributions on, redeem or repurchase their capital stock;

  •
  incur Program Participation Costs;

  •
  make investments or acquisitions;

  •
  create liens;

  •
  sell assets;

  •
  engage in sale and lease back transactions;

  •
  restrict dividends or other payments to K&F;

  •
  guarantee indebtedness;

  •
  engage in transactions with affiliates; and

  •
  consolidate, merge or transfer all or substantially all of their assets.

        Although these limitations only apply to K&F Industries and its restricted subsidiaries, they could have a significant impact on K&F as well. The credit facility also restricts K&F Industries' ability to make capital expenditures or prepay certain other debt and requires K&F Industries to maintain a consolidated cash interest coverage ratio and consolidated leverage ratio, at levels specified in the credit agreement which become more restrictive over time. As of March 31, 2005, we were in compliance with these covenants as our actual consolidated cash interest cover ratio was 2.46 to 1 versus 1.65 to 1, as required by the credit agreement, and our actual consolidated leverage ratio was 6.39 to 1 versus 7.75 to 1, as required by the credit agreement. K&F Industries may not be able to maintain these ratios. These restrictions could limit our ability to plan for or react to market conditions or meet our capital needs. We cannot assure you that K&F Industries will be granted waivers or amendments to the credit facility if for any reason it is unable to meet its requirements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

        The breach of any of these covenants or restrictions could result in a default under the indenture governing K&F Industries' 7 3/4% senior subordinated notes due 2014 and K&F Industries' credit facility. An event of default under either the indenture or the revolving credit facility would permit some of our lenders to declare all amounts borrowed from them to be due and payable. An event of default under either the indenture or the credit facility would likely result in a cross default under the other instrument. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing that debt. In addition, if any of our other indebtedness is accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness. Any such event would likely reduce the value of your investment to a material extent.

Risks Relating to This Offering

There is no existing market for our common stock, and an active trading market may not develop.

        There has not been a public market for our common stock. An active trading market may not develop following completion of this offering or, if it does develop, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise how liquid that market may become.

The trading price of our common stock is likely to be volatile, which could cause the value of your investment to decline.

        The initial public offering price for the common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and we cannot assure you that the market price will equal or exceed the initial public offering price of your shares. The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

  •
  variations in our financial results;

  •
  announcements of new business initiatives by us or by our competitors;

  •
  recruitment or departure of key personnel and key distributors;

  •
  changes in the estimates of our financial results, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any securities analysts that elect to follow our common stock or the common stock of our competitors;

  •
  our failure to timely address changing customer or distributor preferences; and

  •
  market conditions in our industry and the economy as a whole.

        In addition, if the market for aircraft or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline in spite of our operating performance. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the initial public offering price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Since no proceeds from this offering will be used to grow our business or develop new products, the value of your investment in our common stock could be negatively impacted.

        We intend to use the net proceeds of this offering to redeem our senior PIK notes (including accrued and unpaid interest and the related redemption premium), to redeem all of the issued and outstanding shares of our junior preferred stock (at a price equal to the original issue price plus accrued and unpaid dividends) and to pay a special cash dividend to our common stockholders of record immediately prior to this offering. See "Use of Proceeds." We do not intend to use any of the proceeds from this offering to grow our business or develop new products, which could negatively impact the value of your investment in our common stock.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of such future sales, could cause our stock price to decline.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities at a time and at a price that we deem appropriate.

        We, our executive officers and directors, all of the stockholders of record immediately prior to this offering and certain of our optionholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (or such longer period as described under "Shares Eligible for Future Sale—Lock-Up Agreements"), except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc.

        After this offering, we will have                         shares of common stock outstanding. Of those shares, the             shares being offered hereby will be freely tradeable, or                         shares if the underwriters exercise their option to purchase additional shares in full. The             shares that were outstanding immediately prior to this offering (plus up to the             shares issuable pursuant to the special stock dividend described under "Dividend Policy") will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual and the Securities Act of 1933, as amended (the "Securities Act") restrictions. None of those shares may currently be sold under Rule 144(k) without regard to volume limitations and no shares may currently be sold subject to the volume, manner of sale and other conditions of Rule 144. Commencing 180 days after this offering, various funds affiliated with Aurora Capital Group and others have the right to cause us to register the sale of shares of common stock owned by them and to include their shares in future registration statements relating to our securities. If such persons were to sell a large number of their shares, the market price of our stock could decline significantly. In addition, the perception in the public market that sales by such persons might occur could also adversely affect the market price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Therefore, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based on the issuance and sale of             shares of common stock by us at an assumed initial public offering price of $            per share (the mid-point of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution of approximately $    in the net tangible book value per share. We also have outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See "Dilution" and "Dividend Policy" for more information.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of this offering, certain affiliates of Aurora Capital Group will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to elect to be treated as a controlled company and thus utilize these exemptions. As a result, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, our board will not consist of a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our controlling stockholder will control us and may have different interests than us or you in the future.

        After the consummation of this offering certain affiliates of Aurora Capital Group will have the right to vote or direct the vote of approximately             % (    % if the option to purchase additional shares is exercised in full) of our voting power, and four of the six members of our Board of Directors are affiliated with Aurora Capital Group. Consequently, these Aurora affiliates will continue to be able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. We cannot assure you that interests of these Aurora affiliates will coincide with the interests of our other stockholders. See "Certain Relationships and Related Transactions."

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

        Provisions of Delaware law and our certificate of incorporation and bylaws could hamper a third party's acquisition of us or discourage a third party from attempting to acquire control of us. These provisions include:

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

  •
  the ability of our board of directors to issue preferred stock with voting rights or with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

  •
  the division of our board of directors into three separate classes serving staggered three-year terms;

  •
  the ability of our stockholders to remove our directors is limited to cause and only by the vote of at least 66 2/3% of the outstanding shares of common stock;

  •
  the prohibition on our stockholders from acting by written consent and calling special meetings;

  •
  the requirement that our stockholders provide advance notice when nominating our directors or proposing business to be considered by the stockholders at an annual meeting of stockholders; and

  •
  the requirement that our stockholders must obtain a super-majority vote to amend or repeal certain provisions of our certificate of incorporation.

        We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. The affiliates of Aurora Capital Group that are common stockholders, however, are exempt from this prohibition. See "Description of Capital Stock." These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

THE TRANSACTIONS

The Acquisition

        On November 18, 2004, K&F, an affiliate of Aurora Capital Group, acquired K&F Industries for cash of $1.06 billion. A portion of the cash consideration was used to repay substantially all of K&F Industries' then existing indebtedness and the fees and expenses of K&F Industries and those of certain of its stockholders in connection with the Acquisition, with the balance paid to the prior equityholders of K&F Industries.

        K&F financed the Acquisition with $795.0 million of debt financing described below and $315.0 million of preferred and common equity capital from the Aurora entities, and certain co-investors, which we refer to as the "co-investors." K&F contributed $309.8 million of equity to Intermediate Holdco which then contributed such proceeds as equity to K&F Acquisition prior to the merger of K&F Acquisition with and into K&F Industries. In addition, K&F issued a note in the amount of approximately $14.7 million payable for the benefit of the selling K&F Industries equityholders for the estimated tax benefits to be received by K&F Industries due to the payment of fees and premiums in connection with the tender offers for K&F Industries' previously outstanding senior subordinated notes. The note matured on and was repaid on May 18, 2005, and K&F Industries received the proceeds of a tax refund in the approximate amount of the note prior to such date.

        Immediately after the consummation of the Acquisition, K&F Acquisition, a wholly owned indirect subsidiary of K&F, was merged with and into K&F Industries, or the "Merger," with K&F Industries as the surviving corporation.

The Related Financing Transactions

        In connection with the Acquisition, we entered into the following financing transactions, or the "Financing Transactions:"

  •
  the issuance by K&F Industries of $315.0 million of 7 3/4% Senior Subordinated Notes due 2014, which we refer to as the "7 3/4% senior subordinated notes due 2014;"

  •
  the closing of K&F Industries' $530.0 million senior secured credit facility, consisting of a six-year $50.0 million revolving credit facility and an eight-year $480.0 million term loan facility. The revolving credit facility was undrawn as of the closing date of the Acquisition except for $2.0 million of letters of credit;

  •
  the issuance by K&F of 9,250 shares of senior preferred stock (all of which were redeemed in February and May 2005), 12,250 shares of junior preferred stock and 100,000 shares of common stock for aggregate cash consideration of $315.0 million. See "Principal Stockholders" and "Description of Capital Stock;"

  •
  the repurchase pursuant to the tender offers and consent solicitations, or the "tender offers," initiated by K&F Industries on October 20, 2004 of $138.9 million of K&F Industries' previously outstanding 9 1/4% Senior Subordinated Notes due 2007 and $249.4 million of its previously outstanding 9 5/8% Senior Subordinated Notes due 2010, or, collectively, the "prior senior subordinated notes." As a result of receiving the requisite consents, K&F Industries entered into a supplemental indenture with the trustee and the guarantors under the applicable indentures to eliminate certain restrictive covenants contained in such indentures. Such supplemental indentures became operative on the payment date for the tendered notes, which occurred concurrently with the Acquisition. An aggregate principal amount of $577,000 of K&F Industries' 9 5/8% senior subordinated notes due 2010 remains outstanding and such notes are governed by the related amended indenture; and

  •
  the redemption of the then remaining outstanding $6.1 million principal amount of K&F Industries' 9 1/4% senior subordinated notes due 2007 on December 23, 2004.

Sources and Uses

        The following table illustrates the sources and uses of funds relating to the Acquisition Transactions as of the date of the closing of the Acquisition (in millions of dollars):

Sources		Uses
Credit facility(1) Revolving credit facility	$—	Payment to prior K&F Industries equityholders	$665.0
Term loan facility	480.0	Repurchase of prior senior subordinated notes in tender offers(4)	388.3
7 3/4% senior subordinated notes due 2014	315.0	Cash used to redeem prior senior subordinated notes not tendered(5)	6.1
		Tax benefit note payable to prior K&F Industries equityholders(2)	14.7
Tax benefit note payable to prior K&F Industries equityholders(2)	14.7	Acquisition Transaction fees and expenses(6)	45.0
Equity from investors(3)	315.0	Working capital	5.6

Total sources	$1,124.7	Total uses	$1,124.7

(1)
K&F Industries' $530.0 million credit facility consists of a six-year $50.0 million revolving credit facility and an eight-year $480.0 million term loan facility. The revolving credit facility was undrawn as of the closing date of the Acquisition, except for $2.0 million in letters of credit.

(2)
Note payable from K&F for the benefit of the prior K&F Industries equityholders for approximately $14.7 million, representing the estimated tax benefits to be received by K&F Industries due to the payment of fees and premiums in connection with the tender offers for K&F Industries' prior senior subordinated notes. The note matured on and was repaid on May 18, 2005, and K&F Industries received the proceeds of a tax refund in the approximate amount of the note prior to such date.

(3)
$55.0 million of our senior preferred stock was redeemed in February 2005 with the proceeds from the offering of our senior PIK notes. The remaining $37.5 million of our senior preferred stock was redeemed in May 2005 with the proceeds of the private placements described in "The Transactions—Recent Transactions" and "Certain Relationships and Related Transactions—Recent Transactions."

(4)
Consists of $138.9 million in principal amount of 9 1/4% senior subordinated notes due 2007 and $249.4 million in principal amount of 9 5/8% senior subordinated notes due 2010 tendered and accepted for payment in the tender offers.

(5)
On December 23, 2004, K&F Industries redeemed the $6.1 million principal amount of the 9 1/4% senior subordinated notes due 2007 that were not tendered in the tender offer. An aggregate principal amount of $577,000 of the 9 5/8% senior subordinated notes due 2010 not tendered in the tender offer remains outstanding.

(6)
Consists of fees and expenses related to the Acquisition Transactions, including legal, accounting, financial advisory and consulting fees, and fees associated with the debt and equity financing portions of the Financing Transactions. See "Certain Relationships and Related Transactions" for information regarding transaction fees and expenses in connection with the Acquisition Transactions. Excludes the fees and expenses of K&F Industries and certain of its stockholders in connection with the Acquisition and the tender offers.

Recent Transactions

        At the closing of the Acquisition in November 2004, K&F funded the equity portion of the Acquisition financing with $92.5 million of senior preferred stock, $122.5 million of junior preferred stock and $100.0 million of common stock. Subsequent to the closing of the Acquisition, K&F completed the equity financing related to the Acquisition by entering into the transactions described below. The investors at the time of the Acquisition and the subsequent investors invested upon the same terms, including price. As part of these transactions, in April and May 2005, K&F received approximately $42.0 million in proceeds from offerings of its common stock and approximately $51.5 million in proceeds from offerings of its junior preferred stock to the Aurora entities, certain members of management, all of our directors and other investors.

        In February 2005, K&F used the net proceeds from the offering of $55.0 million in aggregate principal amount of its senior PIK notes to redeem, at par plus accrued dividends, a portion of its outstanding senior preferred stock. On May 19, 2005, K&F used a portion of the proceeds from the offerings of its common stock and junior preferred stock described in the preceding paragraph to fund the redemption, at par plus accrued dividends, of its remaining senior preferred stock. See "Certain Relationships and Related Transactions—Recent Transactions."

Corporate Structure

        The following chart illustrates our corporate structure and principal indebtedness assuming that the Recent Transactions and this offering of common stock and the application of the proceeds therefrom in the manner described under "Use of Proceeds," occurred as of March 31, 2005:

(1)
The $530.0 million credit facility consists of a six-year $50.0 million revolving credit facility and an eight-year $480.0 million term loan facility entered into in connection with the Acquisition. As of March 31, 2005, $456.0 million was outstanding under the term loan facility and the revolving credit facility remained undrawn, except for $2.0 million of letters of credit.

(2)
Represents $577,000 principal amount outstanding of K&F Industries' 9 5/8% senior subordinated notes due 2010 that were not tendered pursuant to the tender offers.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of             shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $     million, assuming the shares are offered at $    per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. If the underwriters' option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $             million. We intend to use the net proceeds of this offering as follows:

  •
  approximately $             million of the net proceeds to redeem all of our senior PIK notes;

  •
  approximately $             million of the net proceeds to redeem all of the issued and outstanding shares of junior preferred stock; and

  •
  the remaining net proceeds of approximately $             million to pay a special cash dividend to our common stockholders of record immediately prior to this offering.

        We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares to pay an additional special cash dividend to our common stockholders of record immediately prior to this offering.

        The following table shows our anticipated sources and uses of funds, based on an offer price of $            per share of common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and assuming the transactions were consummated on March 31, 2005:

Amount
(In millions)
Sources of Funds
Gross offering proceeds	$
Cash on hand(1)

Total sources	$

Amount
(In millions)
Uses of Funds
Redemption of senior PIK notes(2)	$
Redemption of junior preferred stock(3)
Payment of special cash dividend(4)
Estimated fees and expenses

Total uses	$

(1)
Consists of the remainder of net proceeds from the Recent Transactions.

(2)
The senior PIK notes, which mature on February 1, 2015, have an interest rate of 11.5%, and interest is payable in cash or in the form of additional notes at our option. The redemption price payable upon redemption of the senior PIK notes is equal to 105.75% of the outstanding principal amount thereof, plus accrued and unpaid interest at the date of redemption.

(3)
Dividends will continue to accrue at 10% per annum until the actual redemption date.

(4)
If the underwriters' option to purchase additional shares is exercised in full, a second special cash dividend of $     million will be paid, based on an offer price of $    per share of common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. See "Dividend Policy."

DIVIDEND POLICY

        Immediately prior to the consummation of this offering, we intend to declare the following three dividends, which will be payable to our common stockholders of record immediately prior to this offering:

  •
  a special cash dividend from any net proceeds of this offering remaining after the redemption of all of our senior PIK notes and the redemption of our issued and outstanding junior preferred stock;

  •
  a special cash dividend equal to the net proceeds we receive from the shares sold pursuant to the underwriters' option to purchase additional shares; and

  •
  a special stock dividend of up to                        shares of our common stock, equal to (i) the number of additional shares the underwriters have an option to purchase minus (ii) the actual number of shares the underwriters purchase from us pursuant to that option.

        We refer to the cash dividends described above collectively as the "special cash dividends," to the stock dividend as the "special stock dividend" and to the three dividends collectively as the "special dividends." Purchasers of our common stock in this offering will not be entitled to participate in any of the special dividends.

        Other than the special dividends described above, we do not currently intend to pay any cash dividends on our common stock, and instead intend to retain future earnings, if any, to finance operations and the expansion of our business. In addition, K&F is a holding company and has no operations other than its indirect ownership of K&F Industries. Our ability to pay dividends in the future from cash generated by our operating subsidiaries is effectively restricted by, among other things, certain provisions of K&F Industries' credit facility and the indenture governing K&F Industries' 7 3/4% senior subordinated notes that restrict the ability of K&F Industries to dividend or otherwise distribute cash or other assets to K&F. See "Description of Indebtedness" and Note 7 to the audited consolidated financial statements for restrictions on our ability to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 (i) on an actual basis, (ii) on an as adjusted basis to give effect to the Recent Transactions and (iii) on an as further adjusted basis to reflect:

  •
  the sale by us of            shares of our common stock in this offering, assuming an initial public offering price of $    per share (the mid-point of the initial public offering price range on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds as described under "Use of Proceeds;"

  •
  the            for one stock split effected on            , 2005; and

  •
  the stock dividend of                        additional shares to our existing stockholders shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option.

        You should read the information in this table in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to the financial statements included elsewhere in this prospectus.

	Actual	March 31, 2005 As Adjusted		As Further Adjusted
	(In thousands, except share data)
Cash and cash equivalents	$20,224	$		$

Long-term debt:
11 1/2% senior PIK notes due 2015	$55,878		$55,878		$—
Long-term debt of our subsidiaries:
Credit facility	456,000		456,000		456,000
9 5/8% senior subordinated notes due 2010	577		577		577
7 3/4% senior subordinated notes due 2014	315,000		315,000		315,000

Total long-term debt	827,455		827,455		771,577
Other long-term obligations:
Senior redeemable preferred stock, par value $.01 per share, 9,250 shares authorized, actual and as adjusted, and 0 shares authorized, as further adjusted; 3,750 shares issued and outstanding, actual, and 0 shares issued and outstanding, as adjusted and as further adjusted	39,569		—		—
Stockholders' equity:
Junior/Series A redeemable exchangeable preferred stock, par value $.01 per share, 20,000 shares authorized, actual and as adjusted, and 0 shares authorized, as further adjusted; 12,250 shares issued and outstanding, actual, shares issued and outstanding, as adjusted, and 0 shares issued and outstanding, as further adjusted	0		0		—
Common stock, par value $.01 per share, 1,000,000 shares authorized, actual and as adjusted, and shares common stock authorized, as further adjusted; 100,000 shares issued and outstanding, actual, shares issued and outstanding, as adjusted, and shares issued and outstanding, as further adjusted	1
Additional paid in capital	228,359
Retained deficit	(7,813)
Accumulated other comprehensive income	37

Total stockholders' equity	220,584

Total capitalization	$1,087,608	$		$

        Shares of common stock outstanding do not include 7,156 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1,000 per share as of May 20, 2005. Of these outstanding options, options to purchase 150 shares were vested and exercisable as of May 20, 2005. The payment of the special cash dividends and the special stock dividend to our common stockholders of record immediately prior to this offering will trigger anti-dilution provisions in our stock option agreements. Upon the payment of any of these dividends, the number of shares issuable upon exercise of options will be automatically and proportionately increased without increasing the aggregate option exercise price.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2005, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately prior to this offering had (i) the            for one stock split with respect to shares we expect to effect immediately prior to the consummation of the offering, (ii) the stock dividend of             shares to our common stockholders of record immediately prior to this offering shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option and (iii) the Recent Transactions been made as of March 31, 2005. On a pro forma basis, after giving effect to the items in the preceeding sentence and:

  •
  the sale of            shares of common stock in this offering at an initial public offering price of $            per share (which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriting discounts; and

  •
  the payment of the approximately $            million dividend that we intend to declare prior to the consummation of this offering to the common stockholders of record immediately prior to this offering,

our pro forma net tangible book value as of March 31, 2005 would have been approximately $            million, or $            per share of common stock. This represents an immediate decrease in net tangible book value of $    per share to the common stockholders of record immediately prior to this offering and an immediate dilution in net tangible book value of $            per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share at March 31, 2005	$
Decrease in net tangible book value per share attributable to existing stockholders

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

        We will reduce the number of shares that we will issue to our common stockholders of record immediately prior to this offering in the stock dividend described in clause (ii) of the first paragraph above by the number of shares sold to the underwriters pursuant to their option to purchase additional shares and will distribute the net proceeds of any such purchase to our common stockholders of record immediately prior to this offering. As a result, our pro forma net tangible book value will not be affected by the underwriters' exercise of their option to purchase shares.

        The following table summarizes, on a pro forma basis as of March 31, 2005 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us, assuming an initial public offering price of $              per share (the mid-point of the initial public offering price range on the cover of this prospectus), and the average price per share paid by the common stockholders of record immediately prior to this offering and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price per share
	Number	Percent		Amount	Percent
(Dollars in thousands, except per share amounts)
Existing stockholders			%	$		%	$
New investors			%			%	$
Total		100%			$100%

        Total consideration and average price per share paid by the existing stockholders in the table above gives effect to the approximately $            million special cash dividends we intend to pay to the common stockholders of record immediately prior to this offering in connection with this offering and assumes that there is no special stock dividend paid to such stockholders.

        The tables and calculations above assume no exercise of outstanding options granted to our directors, officers, employees and advisors, of which options to purchase 7,156 shares of common stock were outstanding as of May 20, 2005. Of these outstanding options, options to purchase 150 shares of common stock were vested and exercisable as of May 20, 2005. All outstanding options have an exercise price of $1,000 per share. The payment of the special cash dividends and the special stock dividend to our common stockholders of record immediately prior to this offering will trigger anti-dilution provisions in our stock option agreements. Upon the payment of any of these dividends, the number of shares issuable upon exercise of options will be automatically and proportionately increased without increasing the aggregate option exercise price.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 of K&F is presented as if the Acquisition Transactions, the Recent Transactions and the offering made hereby had occurred on January 1, 2004. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2005 is presented as if the Recent Transactions and the offering made hereby (based on an offering price of $        per share of common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus) had also occurred on January 1, 2004. We derived the following unaudited pro forma consolidated statement of operations by applying the above-described pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The actual amounts for the year ended December 31, 2004 represent a combination of the results for the Predecessor period (January 1, 2004 through November 17, 2004) and the period subsequent to the Acquisition (November 18, 2004 through December 31, 2004).

        The unaudited pro forma consolidated balance sheet as of March 31, 2005, gives effect to the Recent Transactions and the offering made hereby (based on an offering price of $        per share of common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus) as if they had occurred on March 31, 2005.

        The unaudited pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the Acquisition Transactions, the Recent Transactions and this offering been consummated on the date indicated and do not purport to indicate the balance sheet as of any future date or the statement of operations for any future period.

        The unaudited pro forma consolidated financial information should be read in conjunction with the information contained in "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

        The Acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations, pursuant to which the total purchase price of the Acquisition, including related fees and expenses, was allocated to our assets and liabilities based upon our estimates of their relative fair values.

K&F INDUSTRIES HOLDINGS, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2005

	Actual	Pro Forma Adjustments For the Recent Transactions and the Offering	Pro Forma
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20,224	$	$
Accounts receivable—net	41,061
Inventory	54,604
Other current assets	4,273

Total current assets	120,162

Property, plant and equipment—net	97,450
Other long-term assets	304
Debt issuance costs—net	28,000
Program participation costs—net	57,077
Intangible assets—net	192,182
Goodwill	856,668

Total assets	$1,351,843	$	$

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$15,347	$	$
Interest payable	10,592
Note payable	14,973
Income taxes payable	11,312
Other current liabilities	47,090

Total current liabilities	99,314

Pension liabilities	49,448
Deferred income taxes	17,016
Postretirement benefit obligations other than pensions	93,192
Other long-term liabilities	5,265
Long-term debt	827,455
Senior redeemable preferred stock	39,569
Stockholders' equity	220,584

Total liabilities and stockholders' equity	$1,351,843	$	$

K&F INDUSTRIES HOLDINGS, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

	Actual(1)	Pro Forma Adjustments for the Acquisition Transactions			Pro Forma Adjustments for the Recent Transactions and the Offering			Pro Forma
	(In thousands)
Statement of Operations Data:
Net sales	$353,316	$			$			$353,316
Cost of sales	207,538		(23,327	)(a)				184,211

Gross margin	145,778		23,327					169,105
Independent research and development	13,818							13,818
Selling, general and administrative expenses	32,169							32,169
Amortization	5,636		5,474	(b)				11,110
Transaction expenses	106,883		(106,883	)(c)				—

Operating (loss) income	(12,728)		124,736					112,008
Interest expense, net	42,484		26,428	(d)		(14,402	)(f)	54,510

(Loss) income before income taxes	(55,212)		98,308			14,402		57,498
Income tax benefit (provision)	25,944		(44,195	)(e)		(211	)(e)	(18,462)

Net (loss) income	$(29,268)		$54,113			$14,191		$39,036

(1)
The actual amounts for the year ended December 31, 2004 represent a combination of the results for the Predecessor period (January 1, 2004 through November 17, 2004) and the period subsequent to the Acquisition (November 18, 2004 through December 31, 2004).

See notes to the Unaudited Pro Forma Consolidated Statements of Operations

K&F INDUSTRIES HOLDINGS, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2005

	Actual	Pro Forma Adjustments for the Recent Transactions and the Offering			Pro Forma
	(In thousands)
Statement of Operations Data:
Net sales	$88,690	$			$88,690
Cost of sales	60,466				60,466

Gross margin	28,224				28,224
Independent research and development	3,833				3,833
Selling, general and administrative expenses	7,548				7,548
Amortization	3,014				3,014

Operating (loss) income	13,829				13,829
Interest expense, net	18,312		(3,374)	(f)	14,938

(Loss) income before income taxes	(4,483)		3,374		(1,109)
Income tax benefit (provision)	1,511		(420)	(e)	1,091

Net (loss) income	$(2,972)		$2,954		$(18)

See notes to the Unaudited Pro Forma Consolidated Statements of Operations

K&F INDUSTRIES HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a)
Reflects the following:

January 1, 2004 Through November 17, 2004
(In thousands)
Capitalization of Program Participation Costs	$(21,850)
Amortization of Program Participation Costs	2,488
Incremental depreciation of property, plant and equipment relating to purchase accounting allocations	2,783
Elimination of non-recurring charge relating to the inventory purchase accounting adjustment (included as a charge to cost of sales from November 18, 2004 through December 31, 2004)	(6,748)

Total reduction in cost of sales	$(23,327)

(b)
This adjustment represents the additional amortization expense that would have been recognized had the amortization of the intangibles recorded in connection with the Acquisition Transactions commenced on January 1, 2004 rather than the date of the Acquisition. The intangibles recorded in connection with the Acquisition Transactions are being amortized using the straight-line method based on the following:

Amortizable Intangibles	Estimated Fair Value	Estimated Average Useful Life
	(In thousands)
Customer relationships	$116,797	25 years
Engineering drawings	20,881	18 years
Contract backlog	12,203	3 years
Technology licenses	7,003	10 years
In-house libraries	8,297	18 years
Patents	4,017	11 years
(c)
Reflects non-recurring Acquisition Transaction expenses.

(d)
The adjustment to interest expense reflects the following:

January 1, 2004 Through November 17, 2004
(In thousands)
Elimination of historical interest expense, net, on prior indebtedness repaid in connection with the Acquisition Transactions	$(34,287)
Interest expense on credit facility at 5.52%	23,331
Interest expense on 7 3/4% senior subordinated notes due 2014	21,497
Interest expense on 9 5/8% senior subordinated notes due 2010	49
Dividends on K&F's 15% senior redeemable preferred stock	12,179
Amortization of debt issuance costs on new debt, as follows:
($1.1 million straight-line over a six-year amortization period)	166
($10.9 million straight-line over an eight-year amortization period)	1,197
($17.3 million effective interest method over a ten-year amortization period)	2,296

Total adjustment	$26,428

  A 0.250% increase or decrease in the weighted average interest rate applicable to our indebtedness outstanding under the credit facility would change the pro forma interest expense and net income by $1.2 million and $0.7 million, respectively, for the year ended December 31, 2004 and $0.3 million and $0.2 million, respectively, for the three months ended March 31, 2005.

(e)
This adjustment represents the tax effect of pro forma adjustments to income before income taxes based on an effective tax rate of 40.0%.

(f)
Represents the elimination of interest expense as follows:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
11 1/2% senior PIK notes due 2015	$—	$(878)
15% senior preferred stock	(13,875)	(2,323)
Debt issuance costs	(527)	(173)

	$(14,402)	$(3,374)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        K&F is a recently-formed company that does not have, apart from the financing of the Acquisition Transactions and the issuance of our senior PIK notes, any independent external operations other than through the indirect ownership of K&F Industries. K&F acquired K&F Industries on November 18, 2004. All periods prior to November 18, 2004 are referred to as "Predecessor."

        The following table presents our selected historical consolidated financial and other data. The consolidated statement of operations data set forth below for the years ended December 31, 2000, 2001, 2002 and 2003, for the periods January 1, 2004 through November 17, 2004 and November 18, 2004 through December 31, 2004 and the consolidated balance sheet data as of December 2000, 2001, 2002, 2003 and 2004 are derived from our audited financial statements. The consolidated statement of operations data set forth below for the three months ended March 31, 2004 and 2005 and the consolidated balance sheet data as of March 31, 2004 and 2005 are derived from our unaudited financial statements. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

        The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes, "The Transactions," "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

							Three Months Ended March 31,
	Year Ended December 31,				January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004(a)
	2000	2001	2002	2003			2004	2005(a)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)		(Predecessor)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$375,890	$355,334	$348,649	$342,818	$299,868	$53,448	$83,149	$88,690
Cost of sales(b)	199,459	204,036	204,819	197,812	174,223	33,315	48,052	60,466

Gross margin	176,431	151,298	143,830	145,006	125,645	20,133	35,097	28,224
Independent research and development	15,763	16,188	14,600	14,936	12,048	1,770	3,627	3,833
Selling, general and administrative expenses(c)	37,666	30,273	40,238	30,499	27,650	4,519	7,148	7,548
Amortization(d)	8,118	8,837	3,935	4,264	4,196	1,440	1,146	3,014
Acquisition Transaction expenses(e)	—	—	—	—	101,533	5,350	—	—

Operating income (loss)	114,884	96,000	85,057	95,307	(19,782)	7,054	23,176	13,829
Interest expense, net(f)	35,993	32,569	26,194	44,186	34,287	8,197	9,762	18,312

Income (loss) before income taxes	78,891	63,431	58,863	51,121	(54,069)	(1,143)	13,414	(4,483)
Income tax (provision) benefit	(14,906)	(27,447)	(16,730)	(10,488)	25,082	862	(4,510)	1,511

Net income (loss)(d)	$63,985	$35,984	$42,133	$40,633	$(28,987)	$(281)	$8,904	$(2,972)

Earnings (loss) per common share—basic
Weighted average shares—basic
Earnings (loss) per common share—diluted
Weighted average shares—diluted
Other Data (for the period):
Capital expenditures	$9,845	$5,057	$4,084	$5,468	$2,902	$1,810	$647	$418
Depreciation and amortization(d)	16,128	16,889	12,012	12,200	10,467	2,910	2,876	6,133
Cash flows from (used for):
Operating activities	104,908	65,753	80,816	47,197	55,623	(3,487)	20,730	27,379
Investing activities	(15,515)	(5,594)	(4,084)	(5,468)	(2,902)	(695,902)	(647)	(418)
Financing activities	(86,500)	(61,500)	(59,133)	(40,000)	—	637,213	—	(21,746)
EBITDA(g)	131,012	112,889	97,069	107,507	(9,315)	9,964	26,052	19,962
Non-recurring and certain other items included in EBITDA(h)	25,091	25,170	33,374	26,828	129,213	12,934	5,848	12,084

	As of December 31,					As of March 31,
	2000	2001	2002	2003	2004	2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)		(Predecessor)
	(In thousands)
Balance Sheet Data:
Working capital	$45,695	$39,223	$35,547	$50,077	$39,356	$60,584	$20,848
Total assets	430,085	404,008	422,045	419,585	1,355,115	439,309	1,351,843
Long-term debt (includes current maturities(c)(f)	347,125	285,625	435,000	395,000	790,577	395,000	827,455

(a)
Our consolidated financial statements for all periods after November 17, 2004: (i) utilize a different accounting treatment for Program Participation Costs than that used in the periods prior to the Acquisition Transactions and (ii) reflect the fair value adjustments made to our assets and liabilities in recording the Acquisition Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Program Participation Costs" and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

(b)
Cost of sales for the period November 18, 2004 through December 31, 2004 includes: (i) a charge of $6.7 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.3 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Cost of sales for the period November 18, 2004 through December 31, 2004 does not include $2.8 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004. Cost of sales for the three months ended March 31, 2005 includes: (i) a charge of $12.1 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.8 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Cost of sales for the three months ended March 31, 2005 does not include $5.9 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004.

(c)
On December 20, 2002, K&F Industries completed a recapitalization that included the issuance of $250.0 million of 9 5/8% senior subordinated notes due 2010. The net proceeds of those notes were used to pay a $200.0 million dividend to the then stockholders of K&F Industries, pay off the former credit facility of K&F Industries, pay transaction fees of $8.5 million and pay $9.4 million to the holders of common stock options of K&F Industries. As a result of the recapitalization, K&F Industries recorded a $9.4 million charge to selling, general and administrative expenses for the payment to the holders of common stock options and it capitalized $8.5 million for the transaction fees.

(d)
On January 1, 2002, K&F Industries adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the periods presented, amortization would have decreased by $6.1 million for each of the two years in the period ended December 31, 2001. Net income would have increased to $39.4 million and $68.9 million for the years ended December 31, 2001 and 2000, respectively.

(e)
Our results of operations for the period from January 1, 2004 through November 17, 2004 and from November 18, 2004 through December 31, 2004 include one-time charges of $101.5 million and $5.4 million, respectively. These charges were a result of the Acquisition Transactions, and are as follows:

	January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004
	(Predecessor)
	(In thousands)
Compensation costs recognized for the cancellation of stock options	$46,156	$—
Premiums paid to redeem 9 5/8% senior subordinated notes due 2010 and 9 1/4% senior subordinated notes due 2007	45,282	—
Write-off of debt issuance costs associated with the redemption of 9 5/8% senior subordinated notes due 2010 and 9 1/4% senior subordinated notes due 2007	6,551	—
Professional fees and other expenses	3,544	—
Write-off of interim loan facility commitment fee and other fees and expenses	—	5,350

	$101,533	$5,350

(f)
On October 15, 2003, K&F Industries redeemed $40.0 million of its 9 1/4% senior subordinated notes due 2007. In 2003, K&F Industries took a $1.6 million charge to interest expense for the redemption premiums and the write-off of a portion of unamortized financing costs associated with the redemption.

(g)
"EBITDA" represents net income before interest expense, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We present EBITDA because we believe it is a useful indicator of our profitability. Our management uses EBITDA principally as a measure of our operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

  EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although we use EBITDA as a measure to assess the performance of our business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of our costs and ability to generate revenue, because we have borrowed money in order to finance our operations. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, sales, booking and operating profit, to measure operating performance.

        The following is a reconciliation of EBITDA to net income:

							Three Months Ended March 31,
	Year Ended December 31,				January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004
	2000	2001	2002	2003			2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)		(Predecessor)
	(In thousands)
Net income (loss)	$63,985	$35,984	$42,133	$40,633	$(28,987)	$(281)	$8,904	$(2,972)
Interest expense, net	35,993	32,569	26,194	44,186	34,287	8,197	9,762	18,312
Income tax provision (benefit)	14,906	27,447	16,730	10,488	(25,082)	(862)	4,510	(1,511)
Depreciation and amortization	16,128	16,889	12,012	12,200	10,467	2,910	2,876	6,133

EBITDA	$131,012	$112,889	$97,069	$107,507	$(9,315)	$9,964	$26,052	$19,962

(h)
The following table shows the following items, which are included in EBITDA: non-recurring Acquisition Transaction expenses, non-recurring inventory purchase accounting adjustments, non-recurring salary and benefit expense, headcount reduction, non-recurring non-cash charge (income), payment to optionholders and capitalization of Program Participation Costs. This table does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe this table, when reviewed in connection with our presentation of EBITDA provides another useful tool to investors and our management for measuring comparative operating performance between time periods and among companies as it is further reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. In addition to EBITDA, our management assesses the adjustments presented in this table when preparing our annual operating budget and financial projections. Specifically, because this table excludes non-recurring salary and benefit expense, non-recurring non-cash charge (income) and payment to optionholders, we believe that this table allows our investors to assess our operating performance during the periods these charges were incurred on a consistent basis with the periods during which these unusual charges were not incurred. Further, because of the significant changes in our capital structure resulting from the Acquisition Transactions, including the post-Acquisition capitalization of our Program Participation Costs, we believe that the presentation of the adjustments relating to non-recurring Acquisition Transaction expenses, non-recurring inventory purchase accounting adjustments and capitalization of Program Participation Costs both enables our management and investors to assess the impact of the Acquisition Transactions on our operating performance and provides a consistent measure of our operating performance for periods subsequent to the Acquisition Transactions as compared to the Predecessor periods.

This table is not intended to comply with GAAP and has significant limitations as an analytical tools, and you should not consider it in isolation, or as a substitute for analysis of our results of operations under GAAP. Although we use this table as a financial measure to assess the performance of our business, the use of this table is limited because, in addition to the costs excluded in our presentation of EBITDA, it excludes certain material costs that we have incurred over the periods presented. Because this table does not account for these expenses, its utility as a measure of our operating performance has material limitations.

  EBITDA, as defined above, was (increased) reduced by the following non-recurring and certain other items, each of which is further discussed below:

							Three Months Ended March 31,
	Year Ended December 31,				January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004
	2000	2001	2002	2003			2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)		(Predecessor)
	(In thousands)
Non-recurring Acquisition Transaction expenses(1)	$—	$—	$—	$—	$101,533	$5,350	$—	$—
Non-recurring inventory purchase accounting adjustments(2)	—	—	—	—	—	6,748	—	12,084
Non-recurring salary and benefit expense(3)	9,995	8,115	7,500	6,197	8,180	836	1,721	—
Headcount reduction(4)	1,465	1,465	1,465	1,099	—	—	—	—
Non-recurring non-cash charge (income)(5)	—	—	—	2,350	(2,350)	—	(592)	—
Payment to optionholders(6)	—	—	9,405	—	—	—	—	—
Capitalization of Program Participation Costs(7)	13,631	15,590	15,004	17,182	21,850	—	4,719	—

	$25,091	$25,170	$33,374	$26,828	$129,213	$12,934	$5,848	$12,084

(1)
See Note (e).

(2)
Represents charges resulting from inventory purchase accounting adjustments related to the Acquisition Transactions.

(3)
Non-recurring salary and benefit expense of Mr. Bernard Schwartz (the Chairman of the Board and a principal stockholder of K&F Industries prior to the Acquisition Transactions), whose prior employment and other related agreements were terminated upon consummation of the Acquisition Transactions. Gives effect to compensation ($100,000) due to Mr. B. Schwartz under a one-year employment agreement that was entered into at the closing of the Acquisition Transactions.

(4)
Represents the pro forma effect on prior periods of a headcount reduction in September 2003.

(5)
Amounts represent estimated non-recurring, non-cash contract charges.

(6)
Represents a non-recurring payment to holders of our common stock options in connection with a recapitalization undertaken in 2002.

(7)
Represents the Program Participation Costs expensed in the Predecessor periods that would have been capitalized under the accounting treatment for Program Participation Costs used by us after November 17, 2004. See Note (a).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        K&F conducts all of its business through K&F Industries, a wholly owned indirect subsidiary. Accordingly, we discuss below the financial condition and results of operations of K&F Industries only. You should read the following discussion of our financial condition and results of operations in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and the consolidated financial statements, including the related notes, included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations and the markets for our products. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under "Cautionary Statement Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading global designer and manufacturer of aircraft wheels, brakes, brake control systems and flexible bladder fuel tanks for commercial transport, general aviation and military aircraft. We operate in two segments, Aircraft Braking Systems and Engineered Fabrics. Through our subsidiary Aircraft Braking Systems we have approximately 20% of the worldwide market for aircraft wheels, brakes and brake control systems and approximately 40% and 50%, respectively, of the regional aircraft and business jet markets. Through our subsidiary Engineered Fabrics we are the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial and general aviation markets. During the year ended December 31, 2004 and the three months ended March 31, 2005, we generated consolidated revenues of $353.3 million and $88.7 million and net loss of $29.3 million (inclusive of a $6.7 million non-recurring inventory purchase accounting charge and $106.9 million in non-recurring Acquisition Transaction expenses) and $3.0 million (inclusive of a $12.1 million non-recurring inventory purchase accounting charge), respectively.

        Aircraft Braking Systems is one of the world's leading manufacturers of wheels, brakes and brake control systems for commercial transport, general aviation and military aircraft. We believe that Aircraft Braking Systems is the largest supplier of wheels and brakes for:

  •
  regional jets,

  •
  business jets, and

  •
  the U.S. military.

For the last ten fiscal years, Aircraft Braking Systems has derived approximately 75% of its revenues from programs supplied on a sole source basis and has also derived over 75% of its revenues from high-margin replacement part sales. Aircraft Braking Systems also manufactures brake control systems for use on a variety of commercial transport, general aviation and military aircraft. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

        We derived 83% of our consolidated revenues from sales made by Aircraft Braking Systems for each of the year ended December 31, 2004 and the three months ended March 31, 2005. Sales at Aircraft Braking Systems for the three months ended March 31, 2005 and 2004 were $73.9 million and $68.9 million, respectively. Sales increased in 2005 due to higher commercial transport and general aviation sales as we continue to see an improvement in these sectors from 2004. Military sales remained at high levels consistent with 2004. Sales at Aircraft Braking Systems for the years ended December 31, 2004, 2003 and 2002 were $293.8 million, $287.5 million and $301.4 million, respectively. Sales increased in 2004 due to higher commercial transport and general aviation sales, partially offset by lower military sales. During 2004, conditions in the commercial transport and general aviation sectors continued to improve from a downturn in those sectors adversely affected by the events of September 11, 2001 and a reduced demand for air travel. Sales decreased in 2003 due to lower commercial transport, general aviation and military sales. The events of September 11, 2001, the SARS epidemic and the conflicts in Afghanistan and Iraq, and the subsequent reduced demand for air travel adversely affected our sales during 2003 in the commercial transport and general aviation market sectors.

        Engineered Fabrics is the leading worldwide manufacturer of flexible bladder fuel tanks for aircraft and helicopters for the U.S. military, worldwide commercial transport and general aviation markets. Engineered Fabrics is the only FAA-certified U.S. supplier of polyurethane manufactured fuel tanks, which feature proprietary "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel. Engineered Fabrics also produces iceguards for de-icing and anti-icing of the rotor blades and inlets. In addition, Engineered Fabrics manufactures and sells inflatable oil booms, towable storage bladders and various other products made from coated fabrics for military and commercial uses.

        We derived 17% of our consolidated revenues from sales made by Engineered Fabrics for each of the year ended December 31, 2004 and the three months ended March 31, 2005. Sales at Engineered Fabrics for the three months ended March 31, 2005 and 2004 were $14.8 million and $14.3 million, respectively. Sales increased due to higher military sales of fuel tanks as we continue to see strong sales of this product. Sales at Engineered Fabrics for the years ended December 31, 2004, 2003 and 2002 were $59.5 million, $55.3 million and $47.2 million, respectively. Sales increased in 2004 as we continued to see strength in the military fuel tank market, partially offset by lower sales of oil containment booms which were sold in 2003 as a result of an oil spill in Spain. Sales increased in 2003 primarily due to sales of oil containment booms to Spain and higher sales of military fuel tanks.

Performance Evaluation

        We evaluate the operations of Aircraft Braking Systems and Engineered Fabrics separately because these two subsidiaries have different products, technologies and operating strategies. Management primarily evaluates the performance of each of these subsidiaries based on profits from operations before interest and income taxes, or "operating profit." We review these subsidiaries' sales, bookings and operating profit monthly.

        Management also reviews backlog in evaluating its past and future performance. Backlog consists of firm orders for our products which have not been shipped. Backlog at December 31, 2002, 2003 and 2004 and March 31, 2005 amounted to approximately $142.5 million, $130.6 million, $153.2 million and $162.2 million, respectively. Approximately 89% of our total backlog at March 31, 2005 is expected to be shipped during the next twelve months, with the balance expected to be shipped over the subsequent two-year period.

        Finally, management analyzes both ASMs and Revenue Passenger Miles, or "RPMs," which are defined as the number of passengers multiplied by the miles flown, to assess the overall state of the aerospace industry. Management also reviews both historical and projected ASM and RPM statistics to evaluate Aircraft Braking System's past performance and to assist in predicting future expenditures and operating performance.

Certain Market Trends, Challenges and Opportunities

        In general, the commercial aerospace industry, which suffered after the events of September 11, 2001 and the subsequent downturn in the global economy, and more recently from the SARS epidemic, rising fuel prices and the conflicts in Afghanistan and Iraq, has rebounded. We have recently seen increases in ASMs and RPMs, although the challenges set forth above, as well as major airline financial distress and the risk of additional terrorist activity remain.

        We believe our position in the aerospace industry is balanced and thus may mitigate general industry risks. We service a diversified portfolio of customers across the commercial transport, general aviation and military sectors. Historically, declines in any one sector have often been offset by increased revenues in another. For example, the commercial transport and general aviation sectors that we serve were adversely affected by September 11, 2001, but the downturn in those markets was partially offset by an increase in military aircraft spending.

        We believe that conditions in the commercial transport and general aviation market sectors have improved recently. We expect to see growth in the high-cycle regional jet market as airlines continue to increase their use of regional jets to add point-to-point service, as well as to drive feeder traffic to their hubs. We also expect growth in the high-end business jet market due to the perception that they provide greater productivity, comfort, convenience and security, as well as the continued popularity of fractional ownership. We believe we are well-positioned to win new opportunities for original equipment and replacement part sales in these sectors but if these sectors do not grow as we expect, such opportunities may not arise. Our sales and bookings in both the commercial transport and the general aviation sectors have recently shown recovery from the downturn.

        We have recently seen our military business level off. Our military business has been and remains variable year to year, and is dependent, to a degree, on government budget constraints, the timing of orders and the extent of global conflicts. However, we expect new military opportunities to arise, as we are the largest supplier of wheels and brakes for U.S. military aircraft and we anticipate that this equipment will be maintained, replaced and modernized as the fleet of military aircraft experiences longer service periods.

        At Engineering Fabrics we have seen a trend where manufacturers outsource portions of their manufacturing process. We intend to capitalize on this trend to add additional products to aircraft on which we already supply existing products.

        Our business would be adversely affected by significant changes in the U.S. or global economy. Historically, aircraft travel, as measured by ASMs or RPMs, generally correlates to economic conditions, and a reduction in aircraft travel would result in less frequent replacement of wheels and brakes.

The Acquisition

        On November 18, 2004, K&F, an affiliate of Aurora Capital Group, acquired all of K&F Industries' issued and outstanding shares of capital stock. Immediately after the consummation of the Acquisition, K&F Acquisition was merged with and into K&F Industries, with K&F Industries as the surviving corporation.

        Pursuant to the purchase agreement, the cash purchase price paid for K&F Industries' outstanding shares was $1.06 billion. A portion of the cash consideration was used to repay substantially all of K&F Industries' prior indebtedness and the fees and expenses of K&F Industries and those of certain of its stockholders in connection with the Acquisition, with the balance paid to K&F Industries' prior equityholders. In addition, K&F issued a note, in the amount of $14.7 million, payable for the benefit of the prior K&F Industries' equityholders for the estimated tax benefits to be received by K&F Industries due to the payments of fees and premiums in connection with the tender offers for K&F Industries' prior senior subordinated notes. The note matured and was repaid on May 18, 2005, and K&F Industries received the proceeds of a tax refund in the approximate amount of the note prior to such time. The Acquisition was financed through the Financing Transactions, including the offering by K&F Industries of $315.0 million of 7 3/4% senior subordinated notes due 2014, the issuance of $315.0 million in common and preferred equity by K&F and the borrowing by K&F Industries of $480.0 million under its credit facility. See "The Transactions."

        In connection with the Acquisition, our consolidated financial statements for all periods after November 17, 2004: (i) utilize a different accounting treatment for Program Participation Costs than used in the periods prior to the Acquisition Transactions and (ii) reflect the fair value adjustments made to our assets and liabilities in recording the Acquisition Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Program Participation Costs" and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Transactions

        In February 2005, we issued $55.0 million in aggregate principal amount of our senior PIK notes. In April and May 2005, we received approximately $42.0 million in proceeds from offerings of our common stock and approximately $51.5 million in proceeds from offerings of our junior preferred stock. In February 2005, we used the net proceeds from the offering of our senior PIK notes to redeem a portion of our senior preferred stock at par, plus accrued dividends. On May 19, 2005, we used a portion of the proceeds from the offerings of our common stock and junior preferred stock to fund the redemption at par, plus accrued dividends, of our remaining senior preferred stock. See "Certain Relationships and Related Transactions—Recent Transactions."

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, workers compensation liabilities, pension and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Inventory.    Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts related to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. We evaluate the adequacy of these reserves quarterly.

        Our inventory reserve balances of $9.6 million, $9.1 million, $5.6 million and $5.8 million as of December 31, 2002, 2003 and 2004 and March 31, 2005, respectively, represent 15.6%, 15.4%, 8.4% and 9.6% of our gross inventory balances as of such dates, respectively. Although we strive to achieve a balance between market demands and risk of inventory excess or obsolescence, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. This policy is consistently applied to all of our operating segments and we do not anticipate any changes to our policy in the near term.

        In connection with the Acquisition and in accordance with the guidance in SFAS 141, paragraph 37(c), the acquired inventory was adjusted to fair value. Specifically, (a) finished goods were valued at estimated selling prices less estimated costs to dispose and a reasonable profit margin for the selling effort, (b) work-in-process was valued at estimated selling prices less estimated costs to complete, estimated costs to dispose and a reasonable profit margin for the selling effort and (c) raw materials were valued at current replacement costs.

        Evaluation of Long-Lived Assets.    Long-lived assets, including amortizable intangible assets, are assessed for recoverability on an ongoing basis in accordance with SFAS No. 144. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. Any necessary impairment charges are recorded when we do not believe the carrying value of the long-lived asset will be recoverable. The carrying amount of long-lived assets was adjusted in 2004 to reflect the fair value accounting adjustments made in connection with the Acquisition. There were no adjustments to the carrying amount of long-lived assets during the years ended December 31, 2002 and 2003 resulting from our evaluations.

        Goodwill.    In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We test these assets for impairment at least annually or more frequently if any event occurs or circumstances change that indicate possible impairment.

        Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets.

        Upon completion of the Acquisition, we determined that Aircraft Braking Systems and Engineered Fabrics qualified as reporting units because discrete financial information exists for each operation and the management of each operation directly reviewed the operation's performance. In the future, if we determine that our current structure no longer meets the requirements of a reporting unit, we will reevaluate the reporting units with respect to the changes in our reporting structure.

        The first step of the impairment test identifies potential impairments by comparing the estimated fair value using a market multiple analysis and a discounted cash flow analysis of each reporting unit with its corresponding net book value, including goodwill. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test determines the potential impairment loss by applying the estimated fair value first to the tangible assets, then to the identifiable intangible assets. Any remaining value would then be applied to the goodwill. The excess carrying value of goodwill over the remaining fair value would indicate the amount of the impairment charge.

        Program Participation Costs.    Program Participation Costs consist of incentives given to original equipment aircraft manufacturers in connection with their selection of our products for installation on aircraft. These incentives include the following three components: cash payments, products discounted below cost and free products. The costs associated with a discounted product or free product is equal to the amount by which the cost of production exceeds the sales price of such product. We (i) capitalize all three components of Program Participation Costs only for sole source programs, which are then amortized as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years and (ii) expense all three components of Program Participation Costs for non-sole source programs in cost of sales when the applicable original equipment is shipped or the cash payments component is paid. We categorize a program as sole source when two conditions are satisfied. First, we must be the only FAA-certified supplier of parts. Second, we must have a contractual commitment from the OEM such that the OEM (i) agrees to purchase parts for newly-produced aircraft exclusively from us, and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. If these two conditions are satisfied, the future benefit to be derived from the sale of replacement parts, and the recoupment of the Program Participation Costs is highly likely. These types of costs vary from year to year and our levels of spending may increase or decrease as the business base dictates. Program Participation Costs assets are assessed for recoverability in accordance with SFAS No. 144.

        In contrast, the Predecessor consolidated financial statements included in this prospectus (i) recognized the costs associated with discounted products and free products as an expense in cost of sales when the applicable original equipment was shipped and (ii) capitalized the cash payments component of Program Participation Costs, which were then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense. During the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004, the amount of Program Participation Costs that would have been capitalized under our accounting treatment for such costs after November 17, 2004 was $15.0 million, $17.2 million, $24.6 million and $4.7 million, respectively, and the amount we capitalized in the period from November 18, 2004 to December 31, 2004 and in the three months ended March 31, 2005 was $2.8 million and $5.9 million, respectively.

        Warranty.    Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When we become aware of a defect in a particular product, the estimated costs of all potential warranty claims arising from similar defects of all similar products are fully accrued. As of December 31, 2002, 2003 and 2004 and March 31, 2005, our warranty liability was $15.2 million, $13.9 million, $12.9 million and $13.9 million, respectively.

        Pension and Other Postretirement Benefits.    We have significant pension and postretirement benefit costs and liabilities. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating those amounts. Assumptions are made about interest rates, expected investment return on plan assets, rates of increase in health care costs, total and involuntary turnover rates and rates of future compensation increases. In addition, our actuarial consultants use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we may use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension and postretirement benefits expense we have recorded or may record. See Note 11 to the consolidated financial statements contained in this prospectus for a disclosure of our assumptions.

        The discount rate enables us to state expected future cash flows at a present value on the measurement date. The rate represents the market rate of high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. A 50 basis point decrease in the discount rate would increase our current year pension expense by approximately $0.7 million. We used a 6 1/4% discount rate to determine the 2004 expense and will use a 6.0% discount rate for 2005 to reflect market conditions.

        To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A 50 basis point decrease in the expected annual return on assets would increase our current year pension expense by approximately $0.5 million. We assumed that the long-term returns on our pension plan assets was 9.0% in 2004 and will remain at 9.0% for 2005 to reflect projected returns in the fixed income and equity markets.

        The annual postretirement expense was calculated using a number of actuarial assumptions, including a health care cost trend rate and a discount rate. Our discount rate assumption for postretirement benefits is consistent with that used in the calculation of pension benefits. The healthcare cost trend rate range used to calculate the 2004 postretirement expense was 11% in 2004 and trending down to 5.0% for 2010 and thereafter. A 1% increase in the assumed health care cost trend rate would increase 2004 postretirement benefit costs and the benefit obligation by approximately $0.8 million and $10.2 million, respectively.

        Revenue Recognition.    Revenue from the sale of products is generally recognized upon shipment to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed and determinable, and collection of the related receivable is probable.

Results of Operations

        On November 18, 2004, K&F acquired K&F Industries for cash of $1.06 billion. The amounts below for the year ended December 31, 2004 represent a combination of the results of operations for the Predecessor period (January 1, 2004 through November 17, 2004) with the results after the Acquisition (November 18, 2004 through December 31, 2004). Our consolidated financial statements for all periods after November 17, 2004: (i) utilize a different accounting treatment for Program Participation Costs than that used in the periods prior to the Acquisition Transactions and (ii) reflect the fair value adjustments made to our assets and liabilities in recording the Acquisition Transactions. See "—Critical Accounting Policies and Estimates—Program Participation Costs" and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

        The following table sets forth, for the periods indicated, certain operating data of the Company:

	Year Ended December 31,					Three Months Ended March 31,
			January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004	Year Ended December 31, 2004(a)
	2002	2003				2004	2005
	(Predecessor)		(Predecessor)		(Combined)	(Predecessor)
	(In thousands)
Net Sales	$348,649	$342,818	$299,868	$53,448	$353,316	$83,149	$88,690
Cost of sales(b)	204,819	197,812	174,223	33,315	207,538	48,052	60,466

Gross margin	143,830	145,006	125,645	20,133	145,778	35,097	28,224
Independent research and development	14,600	14,936	12,048	1,770	13,818	3,627	3,833
Selling, general and administrative expenses	40,238	30,499	27,650	4,519	32,169	7,148	7,548
Amortization	3,935	4,264	4,196	1,440	5,636	1,146	3,014
Acquisition Transaction expenses(c)	—	—	101,533	5,350	106,883	—	—

Operating income (loss)	85,057	95,307	(19,782)	7,054	(12,728)	23,176	13,829
Interest expense, net	26,194	44,186	34,287	8,197	42,484	9,762	18,312

Income (loss) before income taxes	58,863	51,121	(54,069)	(1,143)	(55,212)	13,414	(4,483)
Income tax (provision) benefit	(16,730)	(10,488)	25,082	862	25,944	(4,510)	1,511

Net income (loss)	$42,133	$40,633	$(28,987)	$(281)	$(29,268)	$8,904	$(2,972)

(a)
The amounts for the year ended December 31, 2004 represent a combination of the results for the Predecessor period (January 1, 2004 through November 17, 2004) and the period subsequent to the Acquisition (November 18, 2004 through December 31, 2004), to facilitate comparison with prior years.

(b)
Cost of sales for the period November 18, 2004 through December 31, 2004 and for the year ended December 31, 2004 includes: (i) a charge of $6.7 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.3 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Cost of sales for the period November 18, 2004 through December 31, 2004 and for the year ended December 31, 2004 does not include $2.8 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004. Cost of sales for the three months ended March 31, 2005 includes: (i) a charge of $12.1 million resulting from inventory purchase accounting adjustments and (ii) a non-cash charge of $0.8 million for incremental depreciation due to the step-up in fixed assets as a result of purchase accounting adjustments. Cost of sales for the three months ended March 31, 2005 does not include $5.9 million of Program Participation Costs, which are capitalized in accordance with our accounting treatment for such costs after November 17, 2004.

(c)
Our results of operations for the period from January 1, 2004 through November 17, 2004 and from November 18, 2004 through December 31, 2004 include one-time charges of $101.5 million and $5.4 million, respectively. These charges were a result of the Acquisition and related Financing Transactions, and are as follows:

	January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004	Year Ended December 31, 2004
	(Predecessor)		(Combined)
		(In thousands)
Compensation costs recognized for the cancellation of stock options	$46,156	$—	$46,156
Premiums paid to redeem the 9 5/8% senior subordinated notes due 2010 and the 9 1/4% senior subordinated notes due 2007	45,282	—	45,282
Write-off of debt issuance costs associated with the redemption of the 9 5/8% senior subordinated notes due 2010 and the 9 1/4% senior subordinated notes due 2007	6,551	—	6,551
Professional fees and other expenses	3,544	—	3,544
Write-off of interim loan facility commitment fee and other fees and expenses	—	5,350	5,350

	$101,533	$5,350	$106,883

Comparison of Results of Operations for the Three Months Ended March 31, 2005 and March 31, 2004

        Our sales for the three months ended March 31, 2005 totaled $88.7 million, reflecting an increase of $5.5 million, compared with $83.1 million for the same period in the prior year. This increase was due to higher sales at Aircraft Braking Systems of $5.0 million and Engineered Fabrics of $0.5 million.

        Commercial transport sales at Aircraft Braking Systems increased $2.9 million, primarily due to higher sales of wheels and brakes on the Boeing DC10 and DC9 and the Fokker F-100 programs. General aviation sales increased $1.9 million, primarily due to higher sales of wheels and brakes on Gulfstream, Bombardier and Dassault aircraft. Military sales increased $0.2 million, primarily due to higher sales of wheels and brakes on the Lockheed Martin C-130 and F-117A and the KAI T-50 programs, partially offset by lower sales on the Boeing B-1B program. Sales at Engineered Fabrics increased primarily due to higher military sales of iceguards, primarily for the Sikorsky UH-60 Blackhawk program.

        Our gross profit decreased by $6.9 million to $28.2 million, or 31.8% of sales, for the three months ended March 31, 2005, compared with $35.1 million, or 42.2% of sales, for the same period in the prior year. This decrease was primarily attributable to a $12.1 million charge to cost of sales for the 2005 period. This charge represented the portion of the fair value accounting increase to the inventory on hand at the Acquisition date which was shipped during the three months ended March 31, 2005 and therefore charged to cost of sales. In addition, there was higher depreciation of $0.8 million relating to the step-up in basis of assets when accounting for the Acquisition, which were partially offset by lower expensed Program Participation Costs of $3.8 million due to our accounting treatment for Program Participation Costs after November 17, 2004.

        The following shows the portion of Program Participation Costs included as an expense in cost of sales:

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
	(In thousands)
Gross Program Participation Costs	$9,070	$7,531
Amount capitalized during period	(5,858)	—
Amortization of Program Participation Costs	559	—

Program Participation Costs expensed in period	$3,771	$7,531

        Aircraft Braking Systems' gross profit was $37.6 million, or 50.8% of sales (excluding an expense of $11.3 million, representing its portion of the non-recurring inventory purchase accounting adjustment), for the three months ended March 31, 2005, compared with $31.9 million, or 46.3% of sales, for the same period in the prior year. Aircraft Braking Systems' gross margin increased primarily due to lower expensed Program Participation Costs shown in the preceding table and the overhead absorption effect relating to the higher sales, partially offset by higher depreciation expense relating to purchase accounting allocations. Engineered Fabrics' gross profit was $2.8 million, or 18.7% of sales (excluding an expense of $0.8 million, representing its portion of the non-recurring inventory purchase accounting adjustment), for the three months ended March 31, 2005, compared with $3.2 million, or 22.2% of sales, for the same period in the prior year. Engineered Fabrics' gross margin decreased primarily due to an unfavorable mix of products sold.

        Independent research and development costs increased by $0.2 million for the three months ended March 31, 2005, compared with the same period in the prior year. This increase was primarily due to higher costs on various development programs, which were partially offset by lower costs of $1.1 million on the Dassault Falcon 7X program.

        Selling, general and administrative expenses increased by $0.4 million during the three months ended March 31, 2005, compared with the same period in the prior year. This increase was primarily due to costs associated with implementing a productivity initiative, which were partially offset by lower compensation costs.

        Amortization expense increased by $1.9 million during the three months ended March 31, 2005, as compared with the same period in the prior year. This increase was due to the fair value accounting for intangible assets related to the Acquisition.

        Our net interest expense increased by $8.6 million for the three months ended March 31, 2005, as compared with the same period in the prior year. This increase was primarily due to the increased debt we incurred in connection with the Acquisition, interest on our senior preferred stock, which was not outstanding in the prior period, and interest on our senior PIK notes, which were not outstanding in the prior period, and higher non-cash interest expense of $2.4 million, relating to the amortization of debt issuance costs.

        Our effective tax rate of (33.8)% for the three months ended March 31, 2005 differs from the statutory rate of 35% due to pre-tax losses and tax benefits derived from export sales. Our effective tax rate of 33.6% for the three months ended March 31, 2004 differs from the statutory rate of 35% due to tax benefits derived from export sales.

Comparison of Results of Operations for the Years Ended December 31, 2004 and December 31, 2003

        Our sales for the year ended December 31, 2004 totaled $353.3 million, reflecting an increase of $10.5 million, compared with $342.8 million for the prior year. This increase was due to higher sales at Aircraft Braking Systems of $6.3 million and higher sales at Engineered Fabrics of $4.2 million.

        Commercial transport sales at Aircraft Braking Systems increased $14.4 million, primarily on the Bombardier CRJ-700, the Embraer ERJ-170 and a number of Boeing programs, including the MD-90, MD-80, DC10 and DC9, partially offset by lower sales on the Boeing 707 program. General Aviation sales increased $7.3 million, primarily on Gulfstream, Lear and Israeli Aircraft Industries aircraft. Military sales decreased $15.4 million, primarily on the Lockheed Martin C-130 and F-16, the Boeing B-1B and the Northrop Grumman F-14 programs.

        Sales at Engineered Fabrics increased primarily due to higher military sales of fuel tanks for the Boeing F-15, the Northrop Grumman T-38 and the Sikorsky UH-60 Blackhawk programs and higher sales of iceguards on the Bell/Boeing V-22 program, partially offset by lower sales of oil containment booms.

        Our gross margin for the year ended December 31, 2004 was 41.3%, compared with 42.3% for the prior year. Aircraft Braking Systems' gross income was $133.6 million, or 45.4% of sales, for the year ended December 31, 2004, compared with $132.8 million, or 46.2% of sales, for the prior year. Engineered Fabrics' gross income was $12.2 million, or 20.6% of sales, for the year ended December 31, 2004, compared with $12.2 million, or 22.1% of sales for the prior year.

        Aircraft Braking Systems' gross margin decreased primarily due to a charge of $6.3 million, resulting from inventory purchase accounting adjustments arising out of the Acquisition and higher expensed Program Participation Costs, which were partially offset by a favorable mix of products sold, lower operating costs and the favorable overhead absorption effect relating to the higher sales. Engineered Fabrics' gross margin decreased primarily due to an unfavorable mix of products sold and a charge of $0.4 million, resulting from inventory purchase accounting adjustments arising out of the Acquisition, which were partially offset by the overhead absorption effect relating to the higher sales.

        Independent research and development costs were $13.8 million for the year ended December 31, 2004, compared with $14.9 million for the prior year. This decrease was primarily due to lower costs associated with the Embraer ERJ-170 and various other programs, which were partially offset by higher costs on the Chinese AVIC 1 ARJ21 and Dassault Falcon 7X programs.

        Selling, general and administrative expenses were $32.2 million for the year ended December 31, 2004 compared with $30.5 million for the prior year. This increase was primarily due to higher performance-related incentive compensation.

        Amortization expense was $5.6 million for the year ended December 31, 2004, compared with $4.3 million for the prior year. This increase was due to fair value accounting for intangible assets related to the Acquisition, which will increase annual amortization expense by approximately $10.0 million.

        Acquisition expenses were $106.9 million during the year ended December 31, 2004. These charges were a result of the Acquisition and Financing Transactions.

        Our net interest expense was $42.5 million for the year ended December 31, 2004 compared with $44.2 million for the prior year. This decrease was primarily due to a lower average debt balance prior to the Acquisition. This decrease was partially offset by higher interest expense associated with the increased debt levels in connection with the Financing Transactions and dividends on our senior preferred stock (which are treated as interest expense).

        Our effective tax rate of (47.0)% for the year ended December 31, 2004 differs from the statutory rate of 35% primarily due to tax benefits derived from the net loss generated as a result of the Acquisition and related transaction expenses, in addition to the reversal of prior years tax reserves no longer needed and tax benefits derived from export sales. Our effective tax rate of 20.5% for the year ended December 31, 2003 differs from the statutory rate of 35% due to reversal of prior years tax reserve no longer needed, utilization of state net operating losses, tax benefits derived from export sales, available tax credits and a favorable foreign tax rate.

Comparison of Results of Operations for the Years Ended December 31, 2003 and December 31, 2002

        Our sales for the year ended December 31, 2003 totaled $342.8 million, reflecting a decrease of $5.8 million, or 1.7%, compared with $348.6 million for the prior year. This decrease was due to lower sales at Aircraft Braking Systems of $13.9 million, which was partially offset by higher sales at Engineered Fabrics of $8.1 million

        Commercial transport sales at Aircraft Braking Systems decreased $6.0 million, primarily due to lower sales of wheels and brakes on the Boeing DC-9 and DC-10 and the Airbus A-321 programs, which was partially offset by higher sales on the Bombardier CRJ-100/200, CRJ-700 and CRJ-900 programs. General aviation sales decreased $5.3 million, primarily on Israeli Aircraft Industries and Raytheon aircraft. Military sales decreased $2.6 million primarily on the Boeing B-1B, the Northrop Grumman F-14 and the Fairchild A-10 programs, which was partially offset by higher sales on the Lockheed Martin C-130 program.

        Sales at Engineered Fabrics increased primarily due to higher sales of oil containment booms, fuel tanks for the Northrop Grumman F-18, the Sikorsky UH-60 Blackhawk, SH3A and SH3D programs, and iceguards on the Sikorsky UH-60 Blackhawk program.

        Our gross margin for the year ended December 31, 2003 was 42.3%, compared with 41.3% for the prior year. Aircraft Braking Systems' gross income was $132.8 million, or 46.2% of sales, for the year ended December 31, 2003, compared with $135.2 million, or 44.9% of sales, for the prior year. Engineered Fabrics' gross income was $12.2 million, or 22.1% of sales, for the year ended December 31, 2003, compared with $8.6 million, or 18.3% of sales, for the prior year.

        Aircraft Braking Systems' gross margin increased primarily due to a favorable mix of products sold and lower warranty costs, which was partially offset by higher program investments and the unfavorable overhead absorption effect relating to lower sales. Engineered Fabrics' gross margin increased primarily due to a favorable overhead absorption effect relating to the higher sales.

        Independent research and development costs were $14.9 million for the year ended December 31, 2003, compared with $14.6 million for the prior year. This increase was primarily due to higher costs associated with the Dassault Falcon 7X program, which was partially offset by lower costs on the Gulfstream GS450 program.

        Selling, general and administrative expenses were $30.5 million for the year ended December 31, 2003, compared with $40.2 million for the prior year. This decrease was primarily due to a $9.4 million charge incurred in 2002, relating to payments made to holders of our common stock options in connection with the recapitalization undertaken in 2002.

        Our net interest expense was $44.2 million for the year ended December 31, 2003, compared with $26.2 million for the prior year. This increase was primarily due to higher interest relating to our issuance of $250.0 million of 9 5/8% senior subordinated notes in December 2002 in connection with the recapitalization undertaken in 2002 and a $1.6 million charge taken in 2003, for redemption premiums and the write-off of a portion of unamortized financing costs, associated with the early redemption of $40.0 million of our 9 1/4% senior subordinated notes due 2007 on October 15, 2003.

        Our effective tax rate of 20.5% for the year ended December 31, 2003 differs from the statutory rate of 35% due to reversal of prior years tax reserve no longer needed, utilization of state net operating losses, tax benefits derived from foreign sales, available tax credits and a favorable foreign tax rate. The effective tax rate of 28.4% for the year ended December 31, 2002 differs from the statutory rate of 35% due to utilization of state net operating losses, tax benefits derived from foreign sales and available tax credits.

Liquidity and Capital Resources

        Our cash and cash equivalents totaled $20.2 million at March 31, 2005, compared with $15.0 million at December 31, 2004. Our total debt was $827.4 million at March 31, 2005 ($771.6 million after giving effect to the offering made hereby) and $790.6 million at December 31, 2004. We prepaid $19.0 million of long-term debt during the three months ended March 31, 2005 and issued $55.0 million of senior PIK notes. We had $48.0 million (which is net of letters of credit of $2.0 million) available to borrow under our $50.0 million revolving credit facility.

        In April and May 2005, we received approximately $42.0 million in proceeds from offerings of our common stock and approximately $51.5 million in proceeds from offerings of our junior preferred stock. In February 2005, we used the net proceeds from the offering of our senior PIK notes to redeem a portion of our senior preferred stock at par, plus accrued dividends. On May 19, 2005, we used a portion of the proceeds from the offerings of our common stock and junior preferred stock to fund the redemption at par, plus accrued dividends, of our remaining senior preferred stock.

The Financing Transactions

        Concurrent with the closing of the Acquisition, we entered into the Financing Transactions. See "The Transactions."

        The term loan outstanding under K&F Industries' credit facility is repayable in quarterly installments of $1.2 million for the first seven years, and thereafter in quarterly installments of $111.6 million during the eighth year. The revolving credit portion of K&F Industries' credit facility is available, subject to certain conditions, for K&F Industries and its subsidiaries general corporate purposes and for certain other permitted transactions. A portion of the revolving credit facility is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of K&F Industries' and its subsidiaries' assets and is guaranteed by its direct and indirect domestic subsidiaries and by Intermediate Holdco.

        Borrowings under the credit facility bear interest, at our option, at a rate equal to an applicable margin plus (a) the base rate, which will be the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.5% or (b) the eurodollar rate, which will be the rate at which eurodollar deposits for one, two, three or six or (if available to all lenders under the relevant facility, as determined by such lenders in their sole discretion) nine or twelve months are offered in the interbank eurodollar market. The applicable margin for the revolving credit facility is currently 1.50% with respect to the base rate loans and 2.50% with respect to eurodollar loans. The applicable margin for the term loan facility is currently 1.50% with respect to base rate loans and 2.50% with respect to eurodollar loans. Upon the occurrence of any payment default, all outstanding amounts under the credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum. K&F Industries is also obligated to pay a commission on all outstanding letters of credit in the amount of an applicable margin then in effect with respect to eurodollar loans under the revolving credit facility as well as fronting fees on the aggregate drawable amount of all outstanding letters of credit. The weighted average interest rate on outstanding indebtedness under the credit facility was 4.9% at December 31, 2004.

        The credit facility contains customary representations and warranties, covenants and conditions to borrowing.

        The credit facility contains a number of negative covenants that limit K&F Industries and its subsidiaries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of their assets, making certain restricted payments, making capital expenditures, creating any liens on ours or our subsidiaries' assets, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. The credit facility also limits the amount of cash and non-cash Program Participation Costs provided to manufacturers during the development of an aircraft platform that K&F Industries may make, but we do not expect that this restriction will materially impact our anticipated future operations.

        The credit facility also requires the maintenance of certain quarterly financial and operating ratios, including a consolidated cash interest coverage ratio and consolidated leverage ratio, at levels specified in the credit agreement which become more restrictive over time. As of March 31, 2005, we were required to achieve a consolidated cash interest coverage ratio of 1.65 to 1 and a consolidated leverage ratio of 7.75 to 1 and we were in compliance with both of these covenants as of such date.

        On November 18, 2004, K&F Industries issued $315.0 million aggregate principal amount of 7 3/4% senior subordinated notes due 2014. Interest is payable on May 15 and November 15 of each year, beginning on May 15, 2005. These notes will mature on November 15, 2014. These notes are K&F Industries' general unsecured obligations, are subordinated to its senior indebtedness and rank pari passu with its future senior subordinated indebtedness, if any. The notes are guaranteed by all of K&F Industries' domestic subsidiaries. The guarantees are subordinated to the senior indebtedness of K&F Industries' guarantor subsidiaries and rank pari passu with the future senior subordinated indebtedness, if any, of K&F Industries' guarantor subsidiaries. The notes are not guaranteed by any of K&F Industries' foreign subsidiaries and are structurally junior to the indebtedness and other liabilities of such foreign subsidiaries.

        The indenture governing these notes contains certain events of default and agreements which are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by K&F Industries, incurrence of indebtedness, restricted payments, liens and sale and leaseback transactions by K&F Industries or its subsidiaries. The terms of the indenture also significantly restrict K&F Industries and its subsidiaries from paying dividends and otherwise transferring assets to K&F or Intermediate Holdco.

        Our ability to comply with the indenture governing the 7 3/4% senior subordinated notes issued by K&F Industries and the credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions and are subject to the other risks described under "Risk Factors." The breach of any of these covenants or restrictions could result in a default under one or more of our debt agreements. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable. If we were unable to repay debt, lenders having secured obligations like the lenders under the credit facility could proceed against the collateral securing that debt.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control as well as the factors described in "Risk Factors."

        We expect that our principal use of funds for the next several years, after giving effect to the Recent Transactions and this offering, including the use of proceeds therefrom, will be to pay interest and principal on indebtedness, fund capital expenditures, make Program Participation Costs and fund strategic acquisitions. We expect that the primary source of funds for conducting our business activities and servicing our indebtedness will be cash generated from operations.

        Our management believes that our cash on hand, together with cash from operations of K&F Industries and, if required, borrowings under the revolving credit facility of K&F Industries' credit facility, will be sufficient for our short-term and long-term cash requirements.

Cash Flow

        The following table sets forth, for the periods indicated, certain information regarding our cash flows:

	Year Ended December 31,					Three Months Ended
			January 1, 2004 Through November 17, 2004	November 18, 2004 Through December 31, 2004	Year Ended December 31, 2004(a)		March 31, 2005
	2002	2003				March 31, 2004
	(Predecessor)		(Predecessor)		(Combined)	(Predecessor)
	(In thousands)
Cash flows provided by
(Used In):
Operating activities	$80,816	$47,197	$55,623	$(3,487)	$52,136	$20,730	$27,379
Investing activities	(4,084)	(5,468)	(2,902)	(695,902)	(698,804)	(647)	(418)
Financing activities	(59,133)	(40,000)	—	637,213	637,213	—	(21,746)

(a)
The amounts for the year ended December 31, 2004 represent a combination of the results for the Predecessor period (January 1, 2004 through November 17, 2004) and the period subsequent to the Acquisition (November 18, 2004 through December 31, 2004) to faciliate comparisons with prior years.

        During the three months ended March 31, 2005, net cash provided by operating activities amounted to $27.4 million, compared with $20.7 million for the prior year, an increase of $6.6 million. Our cash flow from operating activities increased from the prior year primarily due to receipt of a $7.2 million income tax refund relating to expenses incurred in connection with the Acquisition and lower upfront cash Program Participation Costs, partially offset by an increase in inventory and higher interest payments.

        During the year ended December 31, 2004, net cash provided by operating activities amounted to $52.1 million, compared with $47.2 million for the prior year, an increase of $4.9 million. Our cash flows from operating activities increased from the prior year primarily due to lower interest payments of $6.9 million and payments made in 2003 to the holders of K&F Industries' common stock options in connection with the 2002 recapitalization, partially offset by $5.4 million of costs relating to an interim loan commitment fee paid in connection with the Acquisition Transactions, which was written-off. During the year ended December 31, 2003, net cash provided by operating activities amounted to $47.2 million, compared with $80.8 million for the prior year, a decrease of $33.6 million. Our cash flow from operating activities decreased from the prior year due to higher interest payments of $22.3 million, relating to the issuance of $250.0 million of the 9 5/8% senior subordinated notes in December 2002, payments made in 2003 to the holders of K&F Industries common stock options in connection with the 2002 recapitalization, decreased reductions in inventory and an increase in accounts receivable due to the timing of sales in the later part of the fourth quarter of 2003. This was partially offset by a decrease in the amount required to fund the pension plan in 2003 versus 2002.

        During the three months ended March 31, 2005, net cash used in investing activities amounted to $0.4 million versus $0.6 million for the same period in the prior year, representing capital expenditures for both periods.

        During the year ended December 31, 2004, net cash used in investing activities amounted to $698.8 million due to $694.1 million relating to the Acquisition and $4.7 million for capital expenditures. During the year ended December 31, 2003, net cash used in investing activities amounted to $5.5 million for capital expenditures. During the year ended December 31, 2002, net cash used in investing activities amounted to $4.1 million for capital expenditures. Capital spending for the year ending December 31, 2005 is expected to be approximately $16.0 million. This increase is primarily related to the expansion of our carbon manufacturing facility.

        During the three months ended March 31, 2005, net cash used in financing activities amounted to $21.7 million versus $0 for the same period in the prior year, primarily due in 2005 to payments of

$19.0 million of long-term debt and $57.0 million of senior preferred stock, partially offset by the issuance of $55.0 million of senior PIK notes in 2005. No cash was used in financing activities during the three months ended March 31, 2004.

        During the year ended December 31, 2004, net cash provided by financing activities amounted to $632.0 million due to the Acquisition and Financing Transactions. During the year ended December 31, 2003, net cash used in financing activities amounted to $40.0 million due to the prepayment of $40.0 million of our 9 1/4% senior subordinated notes. During the year ended December 31, 2002, net cash used in financing activities amounted to $59.1 million due to the payment of a $200.0 million dividend to the prior holders of our common stock, the repayment of indebtedness of $100.6 million and transaction fees of $8.5 million in connection with our issuance of the 9 5/8% senior subordinated notes, partially offset by proceeds of $250.0 million from the sale by K&F Industries of the 9 5/8% senior subordinated notes.

Contractual Obligations

        The following represents our contractual commitments consisting of our scheduled debt maturities, scheduled interest payments, letters of credit, purchase commitments, non-cancelable operating lease commitments and employment contracts, subsequent to December 31, 2004, after giving effect to the Recent Transactions and this offering, including the use of proceeds therefrom, as if each had occurred on December 31, 2004:

	Payments due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(In millions)
Scheduled debt maturities	$790.0	$—	$9.4	$9.6	$771.0
Scheduled interest payments*	484.8	50.9	101.3	100.2	232.4
Letters of credit	2.0	—	—	—	2.0
Purchase commitments**	36.2	36.0	0.2	—	—
Operating lease commitments	15.7	4.0	5.7	1.9	4.1
Employment contracts	7.3	2.3	4.5	0.5	—

	$1,336	$93.2	$121.1	$112.2	$1,009.5

*
Assumes that the variable interest rate on our borrowings under the credit facility remains constant at 5.52%, the variable rate that was in effect on                        .

**
Represents the value of purchase orders placed with vendors for materials and equipment.

        Our funding policy is to contribute cash to our pension plans to the extent required under the Employee Retirement Income Security Act of 1974. Based on this minimum requirement, we made no contributions to the pension plans in 2004 and do not expect to make any in 2005. Our minimum pension liability was $48.2 million and $26.9 million at December 31, 2004 and 2003, respectively. We made approximately $4.2 million in contributions to our postretirement health care and life insurance benefit plans in 2004 and expect to contribute approximately the same amount in 2005.

Accounting Changes and Pronouncements

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123-R. SFAS No. 123-R is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share- based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

        We plan to adopt SFAS No. 123-R using a modified prospective application. Under this application, companies are required to record compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The provisions of SFAS 123-R are effective for us on January 1, 2006, but early adoption is encouraged.

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the "Act," was enacted. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

        In May 2004, the Financial Accounting Standards Board issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act," which supersedes Staff Position No. 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees.

        As of December 31, 2003, we had elected to defer any accounting for the effects of the Act pursuant to Staff Position No. 106-1. We adopted Staff Position No. 106-2 as of July 1, 2004, the beginning of our third quarter, retroactive to January 1, 2004. We and our actuarial advisors determined that benefits provided by the plan were at least actuarially equivalent to Medicare Part D. We remeasured the effects of the Act on the recorded Accumulated Plan Benefit Obligation ("APBO") as of January 1, 2004. The effect of the federal subsidy to which we are entitled has been estimated to decrease the APBO by $10.5 million.

        The decrease in the APBO was treated as a gain, which was amortized from January 1, 2004. The table below details the reduction in net periodic postretirement cost by component, which is included in the results of operations for the year ended December 31, 2004, as a result of the Act and the adoption of Staff Position No. 106-2.

Year Ended December 31, 2004
(In thousands)
Service cost	$205
Interest cost	660
Recognized actuarial gain	715

Net periodic postretirement benefit	$1,580

Inflation

        A majority of our sales are conducted through annually established price lists and long-term contracts. The effect of inflation on our sales and earnings is minimal because the selling prices of those price lists and contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

Quantitative and Qualitative Disclosures about Market Risk

        We had $371.4 million of total fixed rate debt ($315.6 million after giving effect to the offering made hereby as if it had occurred as of March 31, 2005, assuming the shares are offered at $      per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus) and $456.0 million of variable rate debt outstanding at March 31, 2005. Borrowings under the credit facility bear interest that varies with the federal funds rate. Interest rate changes generally do not affect the market value of such debt, but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. Assuming other variables remain constant, including levels of indebtedness, a 10% increase in interest rates on our variable debt would have an estimated impact on pre-tax earnings and cash flows for the next twelve months of approximately $2.5 million.

        As required by the credit facility, K&F Industries has entered into the following interest rate hedges:

  •
  a 3 month LIBOR interest rate cap at 4.5% from December 2004 to December 2005 on $240 million of its term loans;

  •
  a 3 month LIBOR interest rate cap at 6% from December 2005 to December 2007 for an increasing notional amount starting at $144.6 million and increasing to $161.2 million; and

  •
  a swap arrangement for a portion of its term loans from a variable 3 month LIBOR interest rate to a fixed rate of 4.0375%, beginning January 24, 2006. The notional amount of the swap arrangement is initially $95.4 million and declines to $78.8 million on January 24, 2008 at the termination of the swap arrangement.

        We have no other derivative financial instruments.

BUSINESS

        We are a leading global designer and manufacturer of aircraft wheels, brakes, brake control systems and flexible bladder fuel tanks for commercial transport, general aviation and military aircraft. Through our subsidiary Aircraft Braking Systems we have approximately 20% of the worldwide market for aircraft wheels, brakes and brake control systems and approximately 40% and 50%, respectively, of the regional aircraft and business jet markets. Through our subsidiary Engineered Fabrics we are the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets. During the year ended December 31, 2004 and the three months ended March 31, 2005, we generated consolidated revenues of $353.3 million and $88.7 million and net loss of $29.3 million (inclusive of a $6.7 million non-recurring inventory purchase accounting charge and $106.9 million in non-recurring Acquisition Transaction expenses) and $3.0 million (inclusive of a $12.1 million non-recurring inventory purchase accounting charge), respectively.

        Aircraft Braking Systems is one of the world's leading manufacturers of wheels, brakes and brake control systems for commercial transport, general aviation and military aircraft. We believe that Aircraft Braking Systems is the largest supplier of wheels and brakes for:

  •
  regional jets,

  •
  business jets, and

  •
  the U.S. military.

For the last ten fiscal years, Aircraft Braking Systems has derived approximately 75% of its revenues from programs supplied on a sole source basis and has also derived over 75% of its revenues from high-margin replacement part sales.

        Aircraft Braking Systems also manufactures brake control systems for use on a variety of commercial transport, general aviation and military aircraft. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft. We derived 83% of our consolidated revenues from sales made by Aircraft Braking Systems for each of the year ended December 31, 2004 and the three months ended March 31, 2005.

        Engineered Fabrics is the leading supplier of flexible bladder fuel tanks for aircraft and helicopters for the U.S. military, worldwide commercial transport and general aviation markets. Engineered Fabrics is the only FAA-certified U.S. supplier of polyurethane manufactured fuel tanks, which feature proprietary "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel.

        Engineered Fabrics also produces iceguards for de-icing and anti-icing of the rotor blades and inlets. In addition, Engineered Fabrics manufactures and sells inflatable oil booms, towable storage bladders and various other products made from coated fabrics for military and commercial uses. We derived 17% of our consolidated revenues from sales made by Engineered Fabrics for each of the year ended December 31, 2004 and the three months ended March 31, 2005.

Industry Background and Market Opportunity

        Due to the cost and time commitment associated with the aircraft certification process, competition among aircraft wheel and brake suppliers most often occurs at the time the airframe manufacturer makes its initial installation decision. Generally, competing suppliers submit proposals in response to requests for bids from manufacturers, although in recent years, Aircraft Braking Systems has occasionally teamed with landing gear manufacturers to respond to requests for proposals for a complete landing gear system. Selections are made by the manufacturer on the basis of quality, design and price. U.S. and foreign governmental authorities, including the FAA, impose strict certification requirements for new aircraft programs, including the wheel and brake systems, and also require that certified replacement parts for such systems be provided by an approved manufacturer. Once an aircraft manufacturer selects us to supply original wheels and brakes for an entire fleet of aircraft, we typically become the sole source supplier for replacement parts, which makes us the only FAA-certified supplier of replacement parts on the aircraft.

        Frequently in the commercial transport market, there will often be "dual" or "multi sourcing" of wheels and brakes. In that case, an airframe manufacturer may approve and receive FAA certification to configure a particular airframe with equipment provided by two or more wheel and brake manufacturers. Generally, where more than one supplier has been certified, the aircraft customer, such as a major airline, will designate the original equipment to be installed on its aircraft. Once selected, airlines rarely replace the supplier of the wheel and brake systems and can only replace a supplier with another certified supplier.

        In accordance with industry practice in the commercial transport industry, aircraft wheel and brake suppliers customarily sell original wheel and brake assemblies at or below cost, and make cash payments, in order to win selection of their products by airframe manufacturers and airlines. These investments are typically recouped through the sale of replacement parts within the first half of the life of an aircraft. The average life for most modern aircraft is over 25 years. Price concessions on original wheel and brake equipment are not customary in the military market. Although manufacturers of military aircraft generally select only one supplier of wheels and brakes for each model, the government has approved at times the purchase of specific component replacement parts from suppliers other than the original supplier of the wheel and brake system. Aircraft wheel and brake suppliers derive a majority of their revenues from aftermarket replacement parts.

        Demand for wheel and brake overhaul and replacement business is driven primarily by the frequency of aircraft landings, rather than the number of new aircraft deliveries. The aerospace industry often uses ASMs, which are computed by measuring for each flight total seat capacity multiplied by the number of miles flown, as a measure that generally correlates to the number of landings. The FAA has estimated that ASMs for U.S. mainline carriers and regional/commuter aircraft will have compound annual growth rates of 4.0% and 6.7%, respectively, from 2004 to 2016, with landings growing at a slightly reduced rate.

        We compete in the commercial transport, general aviation and military market sectors within the aerospace and defense industries. We believe that we are well-positioned for growth in our target markets within these sectors.

        Commercial Transport.    The commercial transport market sector includes large commercial transport aircraft (generally 120 seats or more) and regional jets (generally between 30 and 120 seats). We believe that the market for high-cycle regional jets, which make more frequent landings than larger aircraft and thus require replacement parts more frequently, is attractive and growing. Use of regional jets has rapidly increased since 1997, growing from 132 aircraft to 1,630 aircraft in 2004. The FAA estimates that in 2004 alone regional departures increased 24.9% from 2.4 million departures to 3.0 million departures and represented over 30% of all U.S. commercial departures. Airlines are continuing to increase their use of regional jets to add point-to-point service, as well as to drive feeder traffic to their hubs. We also expect to see additional regional jet growth internationally.

        General Aviation.    The general aviation market sector includes business and personal aircraft (generally 19 seats or fewer). We believe that the market for high-end business jets (jets currently priced at approximately $10 million or higher) will experience growth due to the perception that they provide greater productivity, comfort, convenience and security. We also expect that business jet utilization will benefit from the continued popularity of fractional ownership of aircraft. Fractional fleet aircraft are generally used more often than corporate or personal aircraft, resulting in more landings and thus more frequent replacement of wheels and brakes. In addition, air taxis and aircraft membership interests is expected to drive additional growth. The National Business Aviation Association cites an industry study which projects approximately 14,900 business jets will be delivered between 2004 and 2023.

        Military.    Military aircraft spending is driven by efforts to modernize and retrofit aging platforms and the emphasis by the DoD on flexible force deployment. Due to reduced commitments for new aircraft, the average age of military aircraft continues to increase, with resultant increases in operations and maintenance expense. We believe these factors will increase demand for both Aircraft Braking Systems' wheel and brakes and for Engineered Fabrics' fuels tanks and other products.

Competitive Strengths

        We believe that our competitive position is attributable to a number of key strengths, including the following:

        Leader in Attractive Industry Sectors Poised for Growth.    We place our products on approximately 40% and 50%, respectively, of regional aircraft and business jets. We believe Aircraft Braking Systems' market leadership in these sectors positions us for growth as airlines increase their use of regional jets and demand for business jets grows. In the past several years, we have won a number of new platforms in each of these market sectors. In addition, Engineered Fabrics supplies over 50% of the flexible bladder fuel tanks for the U.S. military. We expect sales of our fuel tanks to increase as the DoD's requirements for more flexible force deployment drive growth in this market.

        Significant Aftermarket Sales from Sole Source Contracts.    We focus on winning new programs for which we will act as a sole source supplier. Our sole source agreements with aircraft manufacturers include provisions, supported by economic penalties, under which manufacturers agree that we will be the only authorized supplier of replacement parts. As a result, for the last ten fiscal years, approximately 75% of Aircraft Braking Systems' revenues were from programs supplied on a sole source basis. In addition, our aftermarket business model allows us to realize recurring revenues over the aircraft's operational life, which averages more than 25 years for most modern aircraft. Recent sole source platform wins on high-cycle regional jets include the Embraer ERJ-170/175/190/195, the Chinese AVIC 1 ARJ21 and the Bombardier CRJ-200/440, CRJ-700 and CRJ-900.

        Well-Balanced Portfolio of Programs with Strong Recurring Cash Flows.    Our portfolio of programs is well-balanced across all stages of an aircraft's lifecycle. Our programs in the "mature" stage generate cash flows from replacement part sales without requiring additional investment and development costs. In addition, we are investing in "development" and "growth" stage programs, which we expect will provide recurring revenues and growth in the future. We have recently won development stage programs with manufacturers such as Embraer, Dassault and Raytheon Hawker. As a result of these and other program wins, we expect to:

  •
  increase our sales of replacement parts;

  •
  increase the number of high-cycle aircraft in our fleet while maintaining fleet size, net of retired aircraft;

  •
  increase revenues per aircraft in our portfolio; and

  •
  decrease the average age of the total fleet using Aircraft Braking Systems' products.

        We sell the majority of our aftermarket products through our annual parts catalog. Our pricing strategies for our annual parts catalog generally result in favorable margins over the life of a program. We believe these favorable margins are also the result of our stable production costs, high-quality products that result in few warranty claims, attractive program contracts, efficient distribution network, strong market positions and highly-skilled work force.

        History of Successful Product Innovation.    We have a history of engineering design and successful product innovation that we believe has allowed us to offer our customers superior performance and overall cost efficiency while enabling us to strengthen our relationships with our customers and win new platforms. We believe that our ability to integrate the design and performance characteristics of wheels, brakes and brake control systems into a customized braking solution provides Aircraft Braking Systems with a competitive advantage. We won the first carbon brake production contract for the Boeing F-15 and later built the industry's first electric brake unit in the 1980s. Over the past several years, we developed our next-generation NuCarb® carbon brakes, which are currently used on the Embraer ERJ-170/175/190/195 regional jets as well as the Dassault Falcon 7X large business jet. We expect NuCarb® brakes to be a key driver of program wins in the future. In addition, Engineered Fabrics is a leader in flexible bladder fuel tank innovation. For example, Engineered Fabrics has redesigned various tanks to reduce their weight and extend their useful life and also has designed the self-sealing fuel panels for the Joint Strike Fighter.

        Experienced Management Team with a Proven Track Record.    Our highly experienced management team has a proven history of performance in the aircraft wheel and brake business. As a group, our executive officers have an average of 27 years of experience in the industry. In addition, our management team successfully operated through various industry economic cycles as well as the events of September 11, 2001, the SARS epidemic, rising fuel prices and the conflicts in Afghanistan and Iraq.

Our Growth Strategy

        We focus on growing our market share, revenues and profitability by:

        Expanding our Presence on High-Cycle Regional Jets and Business Jets.    Aircraft Braking Systems has focused on expanding its presence on high-cycle regional jets and business jets. For example, we are the sole source supplier for wheels and brakes on all of Bombardier's regional jets and all of the Embraer ERJ-170/175/190/195 regional jets. We intend to capitalize on the growing number of high-cycle regional jets and business jets and the resulting opportunities for new program wins and replacement part sales.

        Increasing Our Leading Position on Military Aircraft.    We believe we are the largest supplier of wheels, brakes and flexible bladder fuel tanks to the U.S. military. We supply programs for fighters, transports, helicopters and unmanned aerial vehicles, as well as high-cycle trainers. We expect increased spending on the fleet of approximately 11,000 military aircraft that utilize our portfolio of products through parts replacement, upgrades and modernization activities and believe that we are well-positioned to win additional program opportunities.

        Pursuing Continued Growth at Engineered Fabrics.    Engineered Fabrics' revenues have grown at a compound annual rate of approximately 10% from 1996 to 2004. We will continue to pursue growth through the development of new products and technologies, such as our new fuel tank sealant technology, EFC-100™. In addition, we intend to capitalize on the recent trend of customers outsourcing a greater portion of their manufacturing process. For example, Sikorsky has already awarded Engineered Fabrics a contract to provide interior panels on the Sikorsky UH-60 Blackhawk helicopter.

        Expanding Presence in Targeted International Markets.    We will continue to focus on high-growth international markets, such as Asia and Russia. Aircraft Braking Systems recently teamed with German landing gear manufacturer Liebherr to win the sole source program to provide the complete braking systems on China's new AVIC 1 ARJ-21 regional jet and previously won the program to supply the wheels, brakes and brake control systems on the Korean Aerospace KAI T-50 Trainer and the AIDC Indigenous Defense Fighter. We intend to leverage our success on these programs by identifying and pursuing new platform, retrofit and aftermarket sales opportunities in these regions.

        Pursuing Opportunistic Acquisitions.    We believe that our industry provides a number of attractive opportunities for acquisitions. We evaluate potential acquisition targets that would enhance both our strategic and competitive positions, and we believe we are well-positioned to take advantage of, and integrate, acquisition opportunities.

Lifecycle Stages

        The lifecycle of a typical aircraft program consists of four stages: (1) the development stage, (2) the growth stage, (3) the mature stage and (4) the decline stage. During the development stage the aircraft manufacturer will select suppliers for various components and parts, including wheels, brakes and brake control or anti-skid systems. In a sole source platform, the manufacturer will then agree that the supplier will be the only supplier of the parts, and the supplier will agree to provide the original equipment, as well as any applicable cash payments. Airframe manufacturers work with such suppliers to obtain certification of the airframe and its parts. No revenues are generated by the suppliers during this stage, as the program has not yet begun production. Once the program has been certified, the program enters the growth stage and the airframe manufacturer will commence and complete the production of the aircraft fleet. During this stage, aircraft wheel and brake suppliers generally continue to invest in the original equipment outfitted on new deliveries of commercial transport and general aviation aircraft by delivering such equipment at less than cost, but also receive cash flows from replacement parts provided to those planes already in service. The mature stage for an aircraft program begins after the entire fleet has been delivered. This is the most profitable stage, as no additional investments are required and the maximum number of program aircraft are then in service. The decline stage begins when individual planes are taken out of service. Although aircraft wheel and brake suppliers still realize cash flows during this stage, replacement part orders decrease as the size of the operating fleet shrinks.

        The following table illustrates the lifecycle of a typical commercial transport program.

Program Lifecycle Stages

Stage of Lifecycle	Duration of Stage		Characteristics
Development	2-4 years	—	Time period up through certification of aircraft and parts
		—	Design and development of aircraft and parts
		—	No revenues generated by Aircraft Braking Systems
		—	Development and cash payments costs
		—	Planes certified
Growth	8-15 years	—	Planes delivered
		—	Investment by Aircraft Braking Systems in original equipment (cash outflows)
		—	Cash inflows to Aircraft Braking Systems from replacement parts
Mature	10-20 years	—	Most profitable stage for Aircraft Braking Systems
		—	Full program fleet in flight, but new aircraft no longer produced
		—	No program investments by Aircraft Braking Systems
		—	Cash inflows to Aircraft Braking Systems from replacement parts
Decline	10-15 years	—	Planes in fleet gradually taken out of service
		—	Continued, but decreasing, cash inflows to Aircraft Braking Systems

Products

        The following table shows the distribution of sales of aircraft wheels and brakes, brake control systems and fuel tanks as a percentage of our total sales:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Wheels and brakes	80%	77%	76%	76%	74%
Brake control systems	7	7	7	7	9
Fuel tanks	11	12	13	14	13
Other	2	4	4	3	4

Total	100%	100%	100%	100%	100%

        Aircraft Braking Systems.    Aircraft Braking Systems' products are installed on over 26,000 commercial aircraft, general aviation and military aircraft. Current fleets of commercial transport aircraft include the Boeing DC9, DC10, Fokker F-100/70, Fokker F-27/28, Fokker F-50/60, Fairchild Do 228, Bombardier CRJ-100/200 and CRJ-700, Saab 340 and Saab 2000, for all of which Aircraft Braking Systems is the sole certified supplier. In addition, Aircraft Braking Systems is a supplier of replacement parts for the dual-sourced Boeing MD-80 program.

        Aircraft Braking Systems' wheels and brakes have been selected for use on a number of high-cycle airframe designs, including the Airbus A-320 and A-321 and the Boeing MD-80 Series. Aircraft Braking Systems is also the sole certified supplier for the Boeing MD-90 and Bombardier's CRJ-100/200, CRJ-440, CRJ-700 and CRJ-900 regional jets. Since its introduction in late 1992, Bombardier has received firm orders for approximately 1,300 Canadair Regional Jets with approximately 1,000 aircraft currently in service. In addition, Aircraft Braking Systems is the sole certified supplier of wheels and carbon brakes for the Embraer ERJ-170/175/190 and 195 aircraft, a family of regional jets, with the first platform having entered service during 2004.

        In general aviation, we have been selected to supply the wheels and brakes for the new Dassault Falcon 7X long-range business jet, and we supply wheels and brakes for such general aviation aircraft in production as the Raytheon Hawker 400XP, the Dassault Falcon 900EX, the Gulfstream GS100, GS200 and GS450 and the Learjet 60. Some of the military platforms using wheels and brakes supplied by Aircraft Braking Systems are the Northrop Grumman F-14 and F-16 fighters, the Boeing B-1B bomber and the Lockheed Martin C-130 transport. We also supply the wheels, brakes and brake control systems on the Korean Aerospace KAI T-50 Trainer and the Aermacchi M346.

        The braking systems produced by Aircraft Braking Systems are either carbon-based or steel-based. While steel-based systems generally require more frequent replacement, carbon-based systems typically generate higher dollar contributions per aircraft.

        Aircraft Braking Systems' brake control systems, which are integrated into the total braking system, are designed to minimize the distance required to stop an aircraft by controlling applied brake pressure to maximize brake performance to variations in the braking force while also preventing the wheels from locking and skidding. We believe that our ability to integrate the design and performance characteristics of wheels, brakes and brake control systems into a complete braking system provides Aircraft Braking Systems with a competitive advantage. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

        The table below is a summary of the principal aircraft platforms that are either equipped with Aircraft Braking Systems products or that are in the "development" stage.

Commercial Transport	General Aviation	Military

Airbus: ATR: AVIC 1: Boeing: Bombardier: CASA: Convair: Embraer: Fairchild: Fokker: Lockheed Martin: Mitsubishi: Nord: Saab:	A-320
A-321
ATR-42
ARJ21
B707-320 B/C
DC 3/4/6/7/8
DC9-10/15
DC9-20/30
DC9-40/50
DC10-10/15
DC10-30/40
MD-11
MD-80
MD-81/82/87
MD-83/88
MD-90
CRJ-100/200/440
CRJ-700
CRJ-701
CRJ-705
CRJ-900
DHC-4
DHC-6
DHC-8-400
C212
Convair 340/440
Convair 580
ERJ-170
ERJ-175
ERJ-190
ERJ-195
Do27/28
Do228
Do328
F27
FH227
F28
F50
F60
F70
F100
L100
L1011
YS11
Nord 262
Saab 340
Saab 2000	Aerospatiale: Astra Augusta/Bell: Bell: Boeing Vertol: Bombardier: Cessna: Dassault: Fairchild: Gulfstream: IAI: Mitsubishi: Piper: Raytheon: Sabreliner: Sikorsky: Sino-Swearingen:	SN601
SPX
Galaxy
AB139
206/212/230/412
234
CL600/601/604
CL800
Lear 23/24/25
Lear 32/35
Lear 55/55C
Lear 31A
Lear 60
Citation 500/550
310/401/402
414/421/441
Falcon 10/100
Falcon 20/200
Falcon 50
Falcon 50EX
Falcon 900EX
Falcon 900DX
Falcon 7X
Metro III
Metro 23
GS I
GS II
GS IIB/III/IV
GS100
GS150
GS200
GS350
GS450
690,1121,1123,1124
MU-2
MU-300/300A
PA31 P/T
B 90/1000/200
B99
B1900
Beechjet 400/400A
Beech Kingairs
Hawker Horizon
Hawker 400XP
Sabreliner 40/60
Sabreliner 65
Sabreliner 70/75/80
S61
S76
SJ30-2	Aermacchi:
Aerospatiale:
Augusta:

AIDC:
Alenia:
Boeing:

Bombardier:

CASA:

Cessna:

Fairchild:
IAI:
KAI:

Kman:
Lockheed Martin:

Mitsubishi:
Northrop
Grumman:

Panavia:
Pilatus:
Raytheon:
Saab:

Sikorsky:

Westland:	M346
SA-360/365
A-129
AB139
IDF
C27J
A-4
B-1B
E-3/E-6/E-8
F-4
F-15
CH-46
CH-47SD
T-2
T-2B
T-33
CT-114
DHC-5
C-101
CASA 212
A-37
AT-37
A-10
Arava
T-50
A-50
K-2
C-130
C-130J
C-141
F-16
F-117A
F-2

A-6
B-2
E-2
EA-6B
F-5 E/F
F-14
OV-1
Tornado
PC-6
T-1A
J-35
J-37
JA-37
JAS-39
SH-60
CH-53
CH-60
Lynx
Super Lynx

        Engineered Fabrics.    Engineered Fabrics is the leading supplier of flexible bladder fuel tanks for aircraft and helicopters for the U.S. miliary, worldwide commercial transport and general aviation markets. Flexible bladder fuel tanks are manufactured by combining multiple layers of coated fabrics and adhesives. During both the year ended December 31, 2004 and the three months ended March 31, 2005, sales of fuel tanks accounted for approximately 77% of Engineered Fabrics' total revenues. For military helicopter applications, Engineered Fabrics' fuel tanks feature encapsulated layers of rubber which expand in contact with fuel, thereby sealing off holes or gashes caused by bullets or other projectiles penetrating the walls of the fuel tank. Engineered Fabrics is the only FAA-certified U.S. supplier of polyurethane manufactured fuel tanks, which feature proprietary "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel.

        Iceguards manufactured by Engineered Fabrics are heating systems made from layered composite materials that are applied on engine inlets, propellers, rotor blades and tail assemblies. Encapsulated in the material are heating elements which are connected to the electrical system of the aircraft and, when activated by the pilot, the system provides anti-icing protection when in flight.

        Engineered Fabrics also produces a variety of products utilizing coated fabrics such as oil containment booms, towable storage bladders, heavy lift bags and pillow tanks. Oil containment booms are air-inflated cylinders that are used to confine oil spilled on the high seas and along coastal waterways. Towable storage bladders are used for storage and transportation of the recovered oil after removal from the water. Heavy lift bags, often used in emergency situations, are inserted into tight spaces and inflated to lift heavy loads for short distances. Pillow tanks are collapsible rubberized containers used as an alternative to steel drums and stationary storage tanks for the storage of liquids.

        Engineered Fabrics has witnessed a recent trend whereby customers outsource a greater portion of their manufacturing process. For example, Sikorsky has already awarded Engineered Fabrics a contract to provide interior panels on their UH-60 Blackhawk helicopter. We expect this trend will enable us to increase our revenue per aircraft at Engineered Fabrics as additional product placement opportunities arise.

        Some of the fleets of aircraft on which Engineered Fabrics' flexible bladder fuel tanks are used include:

Commercial Transport	General Aviation	Military

Boeing: Bombardier: Raytheon:	707-120 707-320 727 737 767 DC9 DC10 DC-10XR MD-11 MD-80 MD-83 MD-87 C9A C9B CL-215 1900	Bell: Boeing Helicopters: Cessna: ERA: Fargo: IAI: Learjet: Piper Aircraft: Raytheon: Sabreliner: Schweizer: Twin Commander:	206B
214-ST

MD-500 MD-600
310, 320, 340, 401
402, 411, 414, 421
425, 650, A188
U206, P206, T310
412, BK117, B0105
MD900
1121, 1122, 1123, 1124
31, 35, 45
60, Max 124
PA25, PA31P
PA 31T, PA31-310
PA31-325, PA34
PA42, PA42-100
35-33, 35, 36, 38
48, 50, 56TC, 60
65, 65-68, 65-80
65-90, 68, 70-95
99, 100, 200, 400A
1900, 200, T-1A
40, 60, 65, 70, 80
333C, 300
500, 560, 680, 681
685, 690-A, 695B
720, 840, 980	Bell: Boeing: Boeing Helicopter: Lockheed Martin: Northrop Grumman: Pratt & Whitney: Raytheon Missile: Robertson: Sikorsky: Schweizer:	AH-1, OH58
V-22, CV-22, MV-22
RC-135, KC-135
E-3, KE-3A, E-8C
KC-10A, T43, A3D
F-15A/B, C/D, E
AH-64, CH-46
CH-47 C/D, OH-6
V-22, CV-22, MV-22
C-130, F-16
F-14, F-20
F-18 C/D, E/F
A-10, T-38
CH-124
Tomahawk
Tactical Tomahawk
MALD
Extended Range
CEFS
S-61, HH-3F
ACAP, CH-53
CV-Helo, HH60
CV-Helo, HH60
MHJ3, SH-60
SH3A, SH3D
UH60 Blackhawk S70
VH60
VTUAV

Sales and Customers

        We sell our products to more than 175 airlines, aircraft manufacturers, governments and distributors across the commercial transport, general aviation and military sectors. Sales to the U.S. government represented approximately 26%, 26%, 23% and 23% of total sales for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005, respectively. No other customer accounted for more than 10% of total sales.

        The following table shows the distribution of our total revenues by respective market, as a percentage of total sales:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Commercial transport	53%	53%	54%	54%	54%
Military (U.S. and foreign)	30	31	28	28	27%
General aviation	17	16	18	18	19%

Total	100%	100%	100%	100%	100%

        Commercial Transport.    Customers for our products in the commercial transport market include a wide variety of aircraft manufacturers, commercial airlines and replacement part distributors. Our products are used on a broad range of large commercial transport, regional jet and other commuter aircraft. Customers include Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swiss Airlines, Northwest Airlines, Continental Airlines, American Airlines, Saudi Arabian Airlines, Aeromexico, TAM Airlines, Asiana Airlines, China Eastern Airlines, Honeywell and Goodrich Corporation. We provide replacement parts to aircraft manufactured by, among others, Boeing, Airbus, Bombardier and Embraer.

        General Aviation.    Customers in the general aviation market include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Bombardier, Cessna, Dassault and Israeli Aircraft Industries, and distributors, such as Aviall. We supply brake control systems to Gulfstream, Dassault and other aircraft manufacturers. General aviation aircraft using our wheels and brakes exclusively include the Raytheon Hawker 400XP and Hawker Horizon, the Bombardier Lear series 20, 30, 50 and 60, the Gulfstream GSI, GSII, GSIIB, GSIII and GSIV, the IAI 1123, 1124 and 1125, Astra SPX and Galaxy, the Bombardier CL600, CL601 and CL604, and the Dassault Falcon 10, 20, 50, 100, 200 and 50EX.

        Military.    We believe we are the largest supplier of wheels, brakes and flexible bladder fuel tanks to the U.S. military. We also supply the militaries of many foreign governments. Our products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Some of the U.S. military aircraft using these products are the Boeing F-4, F-15, B-1B, E-3, E-8 and T-2B, Northrop Grumman F-14, F-18, A-10, E-2 and EA6B, Lockheed Martin F-16, F-117A, C-130 and C-130J and Raytheon T-1A. Some of the foreign military aircraft using these products include the F-2 (formerly the FS-X) in Japan, AIDC Indigenous Defensive Fighter, or IDF, in Taiwan, Westland Super Lynx in Great Britain, Saab JAS-39 in Sweden, Alenia C27J and Augusta A-129 in Italy, CASA 212 in Spain, and the KAI T-50 in South Korea. Substantially all of our military products are sold to the DoD, foreign governments or to aircraft manufacturers including Lockheed Martin, Boeing, Sikorsky, Bell, Saab and AIDC in Taiwan. Some of the brake control systems we manufacture for the military are used on the F-16, F-117A, B-2, Panavia Toronado, British Aerospace Hawk, Saab JAS-39, AIDC IDF and KAI T-50 aircraft.

Domestic and Foreign Sales

        We supply products to a number of foreign aircraft manufacturers, airlines and foreign governments. Substantially all sales to foreign customers are in U.S. dollars and, therefore, the impact of currency translations is immaterial to us. The following table shows our sales to both foreign and domestic customers:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Domestic sales	59%	61%	59%	60%	61%
Foreign sales	41	39	41	40	39

Total	100%	100%	100%	100%	100%

Independent Research and Development

        We employ scientific, engineering and other personnel to improve our existing product lines and to develop new products and technologies in the same or related fields. At March 31, 2005, we employed approximately 132 engineers (of whom 19 held advanced degrees).

        The costs incurred relating to independent research and development for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005 were $14.6 million, $14.9 million, $13.8 million and $3.8 million, respectively.

Patents and Licenses

        We have a large number of patents related to the products of our subsidiaries. While in the aggregate our patents are of material importance to our business, we believe no single patent or group of patents is of material importance to our business as a whole.

Competition

        We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell International's Aircraft Landing Systems Division, Goodrich Corporation, and Messier-Bugatti. All of these competitors are larger and have greater financial resources than us. In addition, we also compete with Meggitt plc's Dunlop Aerospace Braking Systems in this arena. The principal competitors for brake control systems are Crane Co.'s Hydro-Aire Division and Messier-Bugatti. The principal competitors for flexible bladder fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur, both owned by Zodiac S.A. Providers of aircraft components have traditionally competed on the basis of cost, technology, quality and service. See "Risk Factors—We operate in a very competitive business environment."

Backlog

        Backlog at December 31, 2003 and 2004 and March 31, 2005 amounted to approximately $130.6 million, $153.2 million and $162.2 million, respectively. Backlog consists of firm orders for our products which have not been shipped. Approximately 89% of our total backlog at March 31, 2005 is expected to be shipped during the next twelve months, with the balance expected to be shipped over the subsequent two-year period. No significant seasonality exists for sales of our products.

        Of our total backlog at March 31, 2005, approximately 40% was directly or indirectly for end use by the U.S. government, substantially all of which was for use by the DoD. For certain risks associated with U.S. government contracts, see "—Government Contracts" discussed below.

Government Contracts

        For the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005, approximately 26%, 26%, 23% and 23%, respectively, of our total sales were made to agencies of the U.S. government or to prime contractors or subcontractors of the U.S. government.

        The majority of our defense-related sales are from basic ordering agreements. The remainder of our defense business is derived from contracts that are firm, fixed-price contracts under which we agree to perform for a predetermined price. Although our fixed-price contracts generally permit us to keep unexpected profits if costs are less than projected, we do bear the risk that increased or unexpected costs may reduce profit or cause us to sustain losses on the contract. All domestic defense contracts and subcontracts to which we are a party are subject to standard provisions for termination at the convenience of the government. Upon termination, other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and to an allowance for profit. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government.

        Companies supplying defense-related equipment to the U.S. government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the U.S. government to unilaterally suspend us from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the U.S. government, changes in the U.S. government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the government for aircraft using products of the type manufactured by us, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns would have an adverse effect on our cash flow and results of operations.

Government Regulation

        The FAA in the United States, and similar agencies in other jurisdictions (for example, the Joint Aviation Authorities or JAA in Europe), issues and enforces regulations and minimum standards covering the manufacturing, operation, and maintenance of aircraft, which provide for the safety of airframes and the assemblies and parts initially installed on new aircraft, as well as the continuing airworthiness of aircraft and the safety of parts as replaced and maintained on aircraft. This regime includes auditing by the FAA of published maintenance procedures that manufacturers generate and which the manufacturers, such as Aircraft Braking Systems and Engineered Fabrics, and repair stations must comply with on a continuous basis, so that the flying public can be assured that safety standards are met. These governmental authorities impose strict certification requirements for new aircraft programs and replacement parts. Aircraft Braking Systems has a long history of compliance with FAA and JAA requirements and both the Akron, Ohio facility and the Slough, UK facility hold production quality system approvals and repair station approvals, and publish copyrighted component maintenance manuals, that satisfy all FAA and JAA requirements. Engineered Fabrics, similarly, meets FAA requirements for its commercial products and military specifications for its military products.

        Additionally, to the extent that we export products, technical data and services outside the United States, we are subject to U.S. laws and regulations governing international trade and exports, including but not limited to the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury. A determination that we have failed to comply with one or more of these export controls could result in civil and/ or criminal sanctions, including the imposition of fines upon us as well as the denial of export privileges and debarment from participation in U.S. government contracts. Any one or more of such sanctions could have a material adverse effect on our business, financial condition and results of operations. In December 2004, we received an inquiry from the U.S. Department of Commerce regarding our compliance with certain export control regulations in relation to a proposed foreign sale, which was never completed. Consequently, we began a comprehensive internal review of our export practices. As a result of that review we identified and voluntarily disclosed to the Office of Defense Trade Controls Compliance certain inadvertent or possible export violations that were unrelated to the proposed foreign sale. Although we do not currently anticipate that the government inquiry or any consequences of the voluntary disclosure will have a material adverse effect on our business, financial condition or results of operations, we can give no assurance as to whether we will ultimately be subject to sanctions as a result of either the inquiry or the voluntary disclosure, or the extent or effect thereof, if any sanctions are imposed.

Supplies and Materials

        The principal raw materials used by Aircraft Braking Systems in its wheel and brake manufacturing operations are steel, aluminum forgings and carbon compounds. We produce most of our carbon at our carbon manufacturing facility in Akron, Ohio. Steel and aluminum forgings are purchased from multiple sources. The principal raw materials used by Engineered Fabrics to manufacture fuel tanks and related coated fabric products are nylon cloth, forged metal fittings and various adhesives and coatings, whose formulae are internally developed and proprietary. We have not experienced any shortage of raw materials to date.

Personnel

        At March 31, 2005, we had 1,294 full-time employees, of which 717 were employed by Aircraft Braking Systems (340 hourly and 377 salaried employees) and 577 were employed by Engineered Fabrics (434 hourly and 143 salaried employees). All of Aircraft Braking Systems' hourly employees are represented by the United Auto Workers' Union and all of Engineered Fabrics' hourly employees are represented by the United Food and Commercial Workers' Union.

        Aircraft Braking Systems' collective bargaining agreement will expire on June 30, 2006 and the collective bargaining agreement at Engineered Fabrics will expire on February 5, 2007. We believe that our relationships with our employees are good.

Properties

        United States Facilities.    Aircraft Braking Systems and Engineered Fabrics operate two manufacturing facilities in the United States, which are owned except as set forth below under "Akron Facility Arrangements." Aircraft Braking Systems' facility is located in Akron, Ohio and consists of approximately 770,000 square feet of manufacturing, engineering and office space. Engineered Fabrics' facility is located in Rockmart, Georgia and consists of approximately 564,000 square feet of manufacturing, engineering and office space. Our Ohio and Georgia facilities are held subject to encumbrances created by K&F Industries' credit facility. We believe that our properties and equipment are generally well-maintained, in good operating condition and adequate for our present needs. We intend to expand our carbon manufacturing capabilities by adding a new facility in Danville, Kentucky. We are scheduled to commence construction on this facility in July 2005.

        Foreign Facilities.    We occupy approximately 21,000 square feet of leased office and warehouse space in Slough, England, under a lease expiring in 2020. We also maintain a sales and service office in Toulouse, France.

        Akron Facility Arrangements.    The manufacturing facilities owned by Aircraft Braking Systems are part of a larger complex owned by Lockheed Martin. Aircraft Braking Systems and Lockheed Martin have various occupancy and service agreements to provide for shared easements and services (including utility, sewer and steam). In addition to the 770,000 square feet owned by Aircraft Braking Systems, we lease approximately 433,000 square feet of space within the Lockheed Martin complex and are subject to annual occupancy payments to Lockheed Martin. Certain access easements and agreements regarding water, sanitary sewer, storm sewer, gas, electricity and telecommunication are perpetual. In addition, Lockheed Martin and Aircraft Braking Systems equally control Valley Association Corporation, an Ohio corporation, which was formed to establish a single entity to deal with the City of Akron and utility companies concerning governmental and utility services which are furnished to Lockheed Martin's and Aircraft Braking Systems' facilities.

Litigation

        There are various lawsuits and claims pending against us which are incidental to our business. Although the final results in those suits and proceedings cannot be predicted with certainty, in the opinion of our management, the ultimate liability, if any, will not have a material adverse effect on our business, financial condition or results of operations. See "—Government Regulation" and "—Environmental."

Environmental

        Our manufacturing operations are subject to various environmental laws and regulations, including those related to soil and groundwater contamination, air emissions and the protection of human health and the environment, administered by federal, state and local agencies. We regularly assess our obligations and compliance with respect to these requirements. Based upon these assessments and other available information, we believe that our manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations and we do not expect environmental costs to have a material adverse effect on our business, financial condition or results of operations. The operation of manufacturing plants entails risk in these areas, and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect us. For example, such costs or liabilities could arise due to changes in the existing law or its interpretation.

        The Goodyear Tire and Rubber Company, the parent of a former owner and operator of our Akron, Ohio facility, is and has been conducting remediation of groundwater contamination there that was released during the operations of a former subsidiary of Goodyear. Although we could be held liable as the current operator of this site, no one has alleged that we caused the groundwater contamination or that we should be held responsible for its cleanup, and Goodyear has paid all costs to date pursuant to contractual indemnities. K&F Industries has purchased an environmental contamination insurance policy intended to cover liability for third party claims seeking damages related to cleanup costs or personal injuries arising from contamination existing at our Ohio and Georgia facilities on or before November 18, 2004. The policy is subject to deductibles and has other limitations, including an aggregate policy limit of $50 million. Although we believe that the policy is adequate to cover potential contamination liabilities at these sites, there can be no assurance that we will in fact be able to recover any contamination-related costs under the policy or that the policy will be sufficient to cover any such liabilities that we may incur.

        The owners of the aircraft braking system production assets prior to 1987, that we now operate in Akron installed brake pads containing asbestos in certain of their products. As a result, from time to time, we have been named, along with other defendants, in a relatively small number of products liability cases and employee exposure lawsuits alleging that we are responsible, as a corporate successor or otherwise, for the asbestos exposure liabilities of the previous owners. To date, there has been no finding adverse to us in any such litigation, and we believe that we have defenses to the allegations of successor liability and other theories of liability, as well as rights to contribution and indemnity from others.

        Products Liability.    Since 1993, we have been named in products liability lawsuits brought by approximately 175 non-employee plaintiffs alleging personal injury from exposure to asbestos. To date in connection with these lawsuits, we have sought and, other than with respect to one immaterial case filed in 2003, received defense and indemnity from Goodyear, which produced aircraft braking systems equipped with asbestos-containing brake linings between approximately 1940 and 1985 at the Akron, Ohio facility now operated by Aircraft Braking Systems. Goodyear has been named as a defendant in all of these claims. In addition, most of the product liability claims name Loral Corporation (now part of Lockheed Martin Corporation), from whom we bought the aircraft braking system production assets in 1989. To date, we have incurred only administrative costs in connection with these claims.

        Employee Exposure.    In 2003, we participated with Lockheed Martin Corporation in the resolution of numerous worker-related claims, including 157 claims made against us, for an aggregate cost to us of $120,000. There are currently no further employee asbestos exposure claims pending against us.

        Accordingly, the costs we have expended to date in connection with asbestos exposure claims have not had a material adverse effect on our business, financial condition or result of operations. However, we cannot predict the extent to which we may be involved in any such claims in the future or whether defense and indemnity for such claims will be available. As noted above, Goodyear has defended and resolved the products claims for us to date, but Goodyear has recently reserved its rights to dispute whether such defense and indemnification are required in all cases. We also obtained limited indemnification regarding these and other issues from the prior stockholders of K&F Industries in connection with the Acquisition. There can be no assurance that these defense and indemnity arrangements will be available or sufficient to satisfy any claims or losses we suffer as a result of these or other issues. If the indemnifications are not available or sufficient, and if we are found to be responsible for these exposures, resulting liabilities could have a material adverse impact on our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information regarding our directors and executive officers as of May 20, 2005:

Name	Age	Positions	Term Expires(a)
Kenneth M. Schwartz	54	President, Chief Executive Officer and Director	2008
Dirkson R. Charles	41	Executive Vice President and Chief Financial Officer
Ronald H. Kisner	56	Executive Vice President, Secretary and General Counsel
Frank P. Crampton	62	Senior Vice President, Marketing of Aircraft Braking Systems Corporation
Richard W. Johnson	61	Senior Vice President, Finance & Administration of Aircraft Braking Systems Corporation
James J. Williams	49	Senior Vice President, Operations of Aircraft Braking Systems Corporation
John A. Skubina	50	President of Engineered Fabrics Corporation
Lawrence A. Bossidy	70	Chairman of the Board	2006
Dale F. Frey	72	Director	2007
Thomas A. Johnson	64	Director	2008
John T. Mapes	36	Director	2007
Gerald L. Parsky	62	Director	2006
(a)
Our board is divided into three classes of the same or nearly the same number of directors, each serving staggered three year terms expiring in the years set forth in this table for each applicable director. See "Description of Capital Stock—Anti-takeover Effects of Certificate of Incorporation."

        Kenneth M. Schwartz has served as K&F Industries' President and Chief Operating Officer from March 2000 through November 2004. Upon consummation of the Acquisition Transactions in November 2004, Mr. K. Schwartz ceased to be K&F Industries' Chief Operating Officer and became K&F Industries' Chief Executive Officer and a director of K&F Industries. In addition, he was appointed as K&F's President and Chief Executive Officer in February 2005 and became a director of K&F in May 2005. Mr. Schwartz was K&F Industries' Executive Vice President from January 1996 to March 2000. From June 1989 to January 1996, Mr. Schwartz held the positions of Chief Financial Officer, Treasurer and Secretary. Previously he was the Corporate Director of Internal Audit for Loral Corporation and held various positions with the accounting firm of Deloitte & Touche LLP. Mr. Schwartz is the cousin of Ronald H. Kisner's wife.

        Dirkson Charles has been K&F Industries' Chief Financial Officer since May 1996 and was appointed as Executive Vice President and Chief Financial Officer of K&F Industries in November 2004 and of K&F in February 2005. Mr. Charles was K&F Industries' Controller from 1993 through 1996 and was K&F

Industries' Manager of Accounting and Financial Planning from 1989 through 1993. Prior to employment with K&F Industries in 1989, Mr. Charles held various other positions with a major accounting firm, which he joined in 1984. Mr. Charles has been a CPA since 1986.

        Ronald H. Kisner served as a director of K&F Industries from 1989 through November 2004. Mr. Kisner has been K&F Industries' Secretary since 1997 and employed by K&F Industries since January 1999. In addition, he was appointed as K&F's Executive Vice President, Secretary and General Counsel in February 2005. He was a member of the law firm of Chekow & Kisner, P.C. from 1984 until 1999. From 1982 to 1984, Mr. Kisner was a sole practitioner. From 1973 to 1982, he was Associate General Counsel of APL Corporation, where he held the offices of Secretary, Vice President and Director. Ronald H. Kisner's wife is the cousin of Mr. Schwartz.

        Frank P. Crampton has been Senior Vice President of Marketing at Aircraft Braking Systems since October 1999. He was previously Vice President of Marketing at Aircraft Braking Systems since March 1987. He had been Director of Business Development for Goodyear Aerospace Corporation's Wheel and Brake Division since 1985. Prior to that assignment, he was the divisional manager of Program Operations since 1983. Mr. Crampton joined Goodyear in 1967. He became Section Manager in Commercial Sales in 1977, a product marketing manager in 1978 and Divisional Sales Manager in 1979. In August 1982, he joined manufacturing as the manager of the manufacturing process organization. He also worked for NASA at the Johnson Space Center, Houston, Texas from 1963 to 1966.

        Richard W. Johnson has been Senior Vice President of Finance & Administration at Aircraft Braking Systems since October 1999. He was previously Vice President of Finance and Controller at Aircraft Braking Systems since April 1989. From 1987 to 1989, he was Vice President of Finance and Controller of Loral Corporation's Aircraft Braking Systems Division. Prior to this assignment, he had spent 22 years with Goodyear Aerospace Corporation, including one year as the Controller of the Wheel and Brake Division.

        James J. Williams has been Senior Vice President of Operations at Aircraft Braking Systems since October 1999. He was previously Vice President of Manufacturing at Aircraft Braking Systems since May 1992. He had been Director of Manufacturing since joining Aircraft Braking Systems in September 1989. Previously, from April 1985 to August 1989, he was Branch Manager of Refurbishment Operations at United Technologies. Prior to joining United Technologies, Mr. Williams held various positions from 1979 to 1985 at Fairchild Republic Company and Rockwell International Corporation. Mr. Williams started his aviation career in 1975 in the Air Force as a Hydraulic Systems Specialist.

        John A. Skubina has been President of Engineered Fabrics Corporation since April 2000. Mr. Skubina was Senior Vice President of Engineered Fabrics Corporation from September 1999 to April 2000. He had been Vice President of Finance and Administration since February 1991, and Vice President since April 1990. He joined Engineered Fabrics Corporation in 1988. From 1985 until 1988, Mr. Skubina was the Assistant Controller and Controller of MPD, a division of M/A-Com.

        Lawrence A. Bossidy has served as the Chairman of the board of directors of K&F since May 2005 and as a director of K&F Industries since November 2004. Mr. Bossidy has been a member of the Investment Advisory Committee of Aurora Capital Group since 2002 and from 2000 to 2001. Mr. Bossidy served as Chairman and Chief Executive Officer of Honeywell International Inc. from 1999 to 2000 and from 2001 to 2002. Prior to that, he was Chairman and Chief Executive Officer of Allied Signal Inc. from 1991 to 1999. Mr. Bossidy is a director of Merck & Co., Inc., of Berkshire Bank and of JPMorgan Chase & Co.

        Dale F. Frey has served as a director of K&F since May 2005 and as a director of K&F Industries since January 2005. Mr. Frey has been a member of the Investment Advisory Committee of Aurora Capital Group since 1999. Prior to his retirement in 1997, Mr. Frey was Chairman of the Board, President and Chief Executive Officer of General Electric Investment Corporation, a position he had held since 1984, and was a Vice President of General Electric Company since 1980. Mr. Frey is a director and a member of the audit committee of each of Aftermarket Technology Corp., The Yankee Candle Company, Inc. and McLeod USA, and he is also a director of Ambassador Group, Inc. and Community Health Systems. Mr. Frey has a masters degree in finance and accounting and has worked in public accounting.

        Thomas A. Johnson has served as a director of K&F since May 2005 and as a director of K&F Industries since January 2005. Prior to his retirement in 2000, Mr. Johnson was Vice President/General Manager of Allied Signal Aerospace's Commercial Auxiliary Power Units business, a position he had held since 1995, President of Allied Signal Aerospace's Aircraft Landing Systems business from 1989 to 1995, and director of Material & Business Systems for Aircraft Landing Systems from 1980 to 1989.

        John T. Mapes has served as a director of K&F and as a director of K&F Industries since November 2004 and was a Vice President and the Chief Financial Officer of K&F from November 2004 to February 2005. Mr. Mapes is a partner of Aurora Capital Group, which he joined in 1992. Prior to joining Aurora Capital Group, Mr. Mapes worked with Salomon Brothers in the corporate finance group.

        Gerald L. Parsky has served as a director of K&F and as a director of K&F Industries since November 2004 and was the President and Chief Executive Officer of K&F from November 2004 to February 2005. Mr. Parsky is the Chairman and a founding partner of Aurora Capital Group. Prior to forming Aurora Capital Group in 1991, Mr. Parsky was a senior partner and a member of the Executive and Management Committees of the law firm of Gibson, Dunn & Crutcher LLP. Prior to that, he served as Assistant Secretary of the Treasury for International Affairs. Mr. Parsky is a director of Aftermarket Technology Corp.

Committees of the Board of Directors

        After giving effect to the offering of common stock made pursuant to this prospectus, we will continue to be a "controlled company" as set forth in Section 303A of the New York Stock Exchange Listed Company Manual because more than 50% of our voting power will be held by certain affiliates of Aurora Capital Group. Under the New York Stock Exchange rules, a "controlled company" may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to elect to be treated as a controlled company and thus utilize these exemptions. As a result, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations of these committees, our board will not consist of a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

        We have established the following committees:

        Audit Committee.    Our audit committee consists of Messrs. Frey, Johnson and Mapes and Mr. Frey serves as Chairman of the audit committee and is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. Mr. Johnson is independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, the "Exchange Act," and under the rules of the New York Stock Exchange, although neither Mr. Frey nor Mr. Mapes is so independent. The audit committee reviews, acts on, and reports to our board with respect to various auditing and accounting matters including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices.

        In accordance with New York Stock Exchange rules, we plan to appoint a second independent director to our board of directors within three months following the consummation of this offering, who will replace Mr. Mapes as a member of the audit committee and to appoint another independent director to our board of directors within 12 months following the consummation of this offering, who will replace Mr. Frey as a member of the audit committee so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under NYSE rules.

        Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the consummation of this offering.

        Compensation Committee.    Our compensation committee consists of Messrs. Bossidy, Mapes and Parsky. Mr. Parsky serves as Chairman of the compensation committee. The compensation committee provides assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and will assist the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. Because we are a "controlled company," we are exempt from, and consequently will not be required to comply with, New York Stock Exchange rules requiring that our compensation committee be composed solely of independent directors.

        Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the consummation of this offering.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Messrs. Bossidy, Parsky and Schwartz. Mr. Bossidy serves as Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee identifies individuals qualified to become board members and make recommendations to the board regarding the selection of the director nominees for the annual meetings of stockholders, and the selection of director candidates to fill any vacancies on the board of directors. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us. Because we are a "controlled company," we are exempt from, and consequently will not be required to comply with, New York Stock Exchange rules requiring that our nominating and corporate governance committee be composed solely of independent directors.

        Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website upon the consummation of this offering.

Compensation of Directors

        After consummation of this offering, we plan to pay our directors (other than directors we employ and other than Messrs. Bossidy, Frey, Mapes and Parsky) an annual cash retainer of $    and a fee of $    for each board meeting and each committee meeting attended. We will also pay our directors (other than directors we employ and other than Messrs. Bossidy, Frey, Mapes and Parsky) a fee of $    for acting as committee chair. All directors will also be reimbursed for reasonable out-of-pocket expenses incurred in that capacity. During 2004, we did not compensate any of our directors for acting in such capacity. Additionally, we have granted to each of our directors (other than directors we employ and other than Messrs. Mapes and Parsky) options to purchase 172.6 shares of our common stock at an exercise price of $1,000 per share, in each case under our 2004 Stock Incentive Plan. Each of Messrs. Bossidy and Frey also received options to purchase an additional 25 shares of our common stock at the same exercise price for serving on the Aurora Capital Group Advisory Committee.

Employment Agreements

        In connection with the Acquisition, K&F Industries entered into employment agreements with each of Messrs. K. Schwartz, Charles, Kisner and Crampton. The agreement with Mr. K. Schwartz has an initial term of 48 months commencing on November 18, 2004, after which it will remain effective for successive one-year periods until we give or are provided by Mr. K. Schwartz with 90 days notice of termination. Each of the other employment agreements have an initial term of 36 months commencing on November 18, 2004, after which they will remain effective for successive one-year periods until we give or are provided by the executive with 90 days notice of termination. The employment agreements provide for base salaries, which were adjusted in 2005, of $625,000 for Mr. K. Schwartz, $264,000 for Mr. Charles, $237,000 for Mr. Kisner, and $235,000 for Mr. Crampton. These salaries are subject to annual increase at the discretion of the compensation committee of K&F Industries' board of directors. Mr. K. Schwartz' agreement also provides that he will be nominated for election to the board of directors of K&F Industries at each stockholders meeting called to elect directors.

        If we terminate the employment of Messrs. K. Schwartz, Charles or Kisner during the respective initial terms of their employment for any reason, except for cause, or the executive resigns because we fail to perform a material term of the employment agreement (i) the executive shall be allowed to exercise all vested stock options held by him for a period of 12 months after the termination date and (ii) we will be required to (A) pay the executive a severance payment equal to (x) the executive's then-effective base salary for the greater of 18 months or the balance of his initial term and (y) a prorated portion of any bonuses that are earned in the year of termination under any bonus plans in which the executive participates and (B) extend the executive's welfare benefits for the greater of 18 months or the balance of his initial term (or if the applicable welfare plans do not permit extended coverage, pay the executive the value of such extended welfare benefits). In addition, if Messrs. K. Schwartz or Kisner are terminated prior to age 62 other than for cause or by their own resignation (unless such resignation occurs because we fail to perform a material term of their employment agreement), either executive would be entitled to receive unreduced pension benefits as if he had remained employed by K&F Industries through his 62nd birthday. If Mr. K. Schwartz is terminated by us without cause or if he resigns because we fail to perform a material term of his employment agreement, in each case, within 24 months following a change of control of K&F Industries, then (i) he shall be allowed to exercise all vested stock options held by him for a period of 12 months after the termination date and (ii) we will be required to (A) pay him a severance payment equal to (x) his then-effective base salary for 36 months and (y) three times the most recent annual bonus earned by him and (B) extend his welfare benefits for the greater of 18 months or the balance of his initial term (or if the applicable welfare plans do not permit extended coverage, pay him the value of such extended welfare benefits). If we terminate Mr. Crampton during the initial 36 month term of his employment for any reason, except for cause, or he resigns because we fail to perform a material term of the employment agreement (i) he shall be allowed to exercise all vested stock options held by him for a period of 12 months after the termination date and (ii) we will be required to (A) pay him a severance payment equal to (x) his then-effective base salary for the greater of 12 months or the balance of his initial term and (y) a prorated portion of his performance bonus and deferred bonus earned in the year of termination and (B) extend his welfare benefits for 12 months (or if the applicable welfare plans do not permit extended coverage, pay him the value of such extended welfare benefits). Each executive officer is also eligible for full accelerated vesting of stock options held by him upon a change of control of K&F.

        Each of the employment agreements contain a non-competition provision that prevents the executive officer from working for or investing in our competitors and a non-solicit provision that prevents the executive officers from soliciting our employees, in each case for at least one year after termination of employment, and a perpetual nondisclosure provision. Each executive officer is also eligible to receive a performance bonus for each bonus period based on a stated percentage of the officer's base pay if certain financial targets are achieved. A further discretionary deferred bonus may be payable to each executive officer, other than Mr. K. Schwartz, each year if certain other financial targets are achieved. The deferred bonuses are payable over a three-year period. Mr. K. Schwartz is eligible to receive a further annual bonus if certain other financial targets are achieved.

Summary Compensation Table

        K&F has not provided compensation to its officers prior to this offering. The following table sets forth the compensation for the years ended December 31, 2004, 2003 and 2002, for the chief executive officer of K&F Industries and each of our other four most highly compensated executive officers. Since February 2005, Messrs. K. Schwartz, Charles and Kisner also have served as executive officers of K&F, for which they receive no additional compensation.

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Options Granted (a)(#)	LTIP Payouts ($)	All other Compensation(b) ($)
Bernard L. Schwartz(c)	2004	1,771,944	(d)	1,819,000		—	—	—
Chairman of the Board of	2003	2,175,372	(d)	2,732,800		—	—	—
Directors of subsidiary K&F	2002	1,920,000	(d)	4,839,700		—	—	—
Industries, Inc.
Kenneth M. Schwartz	2004	569,630	(d)	391,000		—	36,667	423,054
President and Chief Executive	2003	553,746	(d)	825,000		1,400	54,000	153,393
Officer of K&F Industries, Inc.	2002	535,000	(d)	1,950,000	(e)	5,000	74,000	13,918
Dirkson R. Charles	2004	244,000		146,000		—	22,333	10,176
Executive Vice President and	2003	236,946		387,000		650	40,667	9,996
Chief Financial Officer of K&F	2002	230,000		895,000	(e)	1,000	55,666	9,396
Industries, Inc.
Ronald H. Kisner	2004	219,400		131,000		—	20,333	13,836
Executive Vice President,	2003	213,152		310,000		450	37,000	13,656
Secretary and General Counsel	2002	207,000		689,000	(e)	—	50,333	13,656
of K&F Industries, Inc.
Frank P. Crampton	2004	217,000		95,000		—	15,333	19,450
Senior Vice President—	2003	207,838		210,000		350	28,000	19,219
Marketing of Aircraft	2002	200,192		483,500	(e)	—	39,000	18,483
Braking Systems

(a)
All existing options for shares of K&F Industries' common stock were terminated in connection with the consummation of the Acquisition on November 18, 2004, and each optionholder received with respect to each option held by such optionholder an amount equal to the excess of the per share consideration received by the prior K&F Industries stockholders in the Acquisition over the exercise price of such option.

(b)
Includes the following: (i) our contributions to individual 401(k) plan accounts for the years ended December 31, 2004, 2003 and 2002, respectively: Mr. K. Schwartz—$7,380, $7,200 and $7,200; Mr. Charles—$7,380, $7,200 and $6,600; Mr. Kisner—$7,380, $7,200 and $7,200; and Mr. Crampton—$7,380, $7,200 and $6,882 (ii) the compensation element of supplemental life insurance programs for the years ended December 31, 2004, 2003 and 2002, respectively: Mr. K. Schwartz—$415,674, $146,193 and $6,718; Mr. Charles—$2,796, $2,796 and $2,796; Mr. Kisner—$6,456, $6,456 and $6,456; and Mr. Crampton—$12,070, $12,019 and $11,601.

(c)
Mr. Bernard L. Schwartz served as the Chairman of the board of directors and Chief Executive Officer of K&F Industries prior to the Acquisition. Concurrent with the Acquisition, on November 18, 2004, K&F Industries entered into an employment agreement with Mr. B. Schwartz which provided that he would serve as Chairman of the Board of Directors of our subsidiary K&F Industries for a term of one year at an annual salary of $100,000. In February 2005, we entered into a consulting agreement with Mr. B. Schwartz which terminated his employment agreement and provides that he will serve as a consultant for a monthly salary of $8,333 through November 2005.

(d)
Prior to the Acquisition, K&F Industries was party to an advisory agreement with Mr. Bernard L. Schwartz, which provided for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons or expenses designated by him. Mr. B. Schwartz designated that $150,000 of the aggregate annual advisory fee be paid to Kenneth M. Schwartz, which is included in Mr. K. Schwartz's salary for each of the three years in the period ended December 31, 2004. This agreement was terminated upon the consummation of the Acquisition.

(e)
Includes payments made as a holder of common stock options in connection with the recapitalization undertaken in 2002, of: $1,725,000 for Mr. K. Schwartz; $780,000 for Mr. Charles; $585,000 for Mr. Kisner; and $420,000 for Mr. Crampton.

Options Granted in Last Fiscal Year

        There were no stock options granted by either K&F or K&F Industries during the year ended December 31, 2004. The capital stock of K&F and K&F Industries has never been publicly traded.

Stock Option Plan

        In 2005, K&F established a stock option plan for the benefit of, and to incentivize, officers, directors, employees and advisors of K&F and its subsidiaries. The stock option plan is administered by the compensation committee of K&F's board of directors, which has broad authority in administering and interpreting the stock option plan. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. Options granted to qualified recipients under the stock option plan may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. An award granted under the stock option plan to an employee or independent contractor may include a provision terminating the award upon termination of employment under certain circumstances or accelerating the receipt of benefits upon the occurrence of specified events, including, at the discretion of the executive committee, any change of control.

        Since adoption of the stock option plan in January 2005, K&F has issued stock options to certain of its officers, directors, employees and advisors to purchase an aggregate of 7,156 shares of common stock, at an exercise price of $1,000 per share. Of these options, options to purchase 150 shares issued to the advisors (including options to purchase 25 shares of common stock issued to each of Messrs. Bossidy and Frey) vested immediately, and the options issued to all other recipients vest in five equal annual installments, commencing approximately one year after the date of grant. The payment of the special cash dividends and the special stock dividend to our common stockholders of record immediately prior to this offering will trigger anti-dilution provisions in our stock option agreements. Upon the payment of any of these dividends, the number of shares issuable upon exercise of options will be automatically and proportionately increased without increasing the aggregate option exercise price.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

        All existing options for shares of K&F Industries' common stock were terminated in connection with the consummation of the Acquisition on November 18, 2004 and each optionholder received with respect to each option held by such optionholder an amount equal to the excess of the per share consideration received by the prior K&F Industries stockholders in the Acquisition over the exercise price of such option. Except as set forth in the prior sentence, no options for shares of K&F Industries' common stock were exercised in 2004.

			Number of Unexercised Securities Underlying Options at FY-End(#)	Value of Unexercised In-the-Money Options at FY-End($)
Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Bernard L. Schwartz	0	0	0/0	0/0
Kenneth M. Schwartz	0	8,365,043	0/0	0/0
Dirkson R. Charles	0	3,849,380	0/0	0/0
Ronald H. Kisner	0	2,839,026	0/0	0/0
Frank P. Crampton	0	2,018,993	0/0	0/0

(1)
Represents the value realized for cancellation of all options in connection with the Acquisition.

Long-Term Incentive Plan Awards

        Under K&F Industries' existing long-term incentive plan (designed to provide an incentive to encourage attainment of our objectives and retain and attract key executives), a limited number of persons participate in a Deferred Bonus Plan. Under the terms of the plan, awards may be allocated to any participant in the sole discretion of the board of directors, if K&F Industries achieves at least a 5% growth in earnings before interest, taxes and amortization over the prior fiscal year. Awards vest and are paid in three equal annual installments starting on the second January 15th following each fiscal year-end. All amounts not vested are forfeited upon termination of employment for any reason other than death or disability prior to the vesting date. Long-term incentive awards in 2004 were $184,000 for Mr. K. Schwartz; $80,000 for Mr. Charles; $73,000 for Mr. Kisner; and $60,000 for Mr. Crampton.

The Retirement Plan

        K&F Industries established, effective May 1, 1989, the K&F Industries Retirement Plan for Salaried Employees, or Retirement Plan, a defined benefit pension plan. We have received favorable determination letters from the Internal Revenue Service that our Retirement Plan, as amended, is a qualified plan under the Internal Revenue Code. Our Retirement Plan provides a non-contributory benefit and a contributory benefit. The cost of the former is borne by us; the cost of the latter is borne partly by us and partly by the participants. Salaried employees who have completed at least six months of service and satisfied a minimum earnings level are eligible to participate in the contributory portion of our Retirement Plan; salaried employees become participants in the non-contributory portion on their date of hire. The Retirement Plan provides a benefit of $20.00 per month for each year of credited service. For participants who contribute to the Retirement Plan, in addition to the benefit of $20.00 per month for each year of credited service, the Retirement Plan provides an annual benefit equal to the greater of: 60% of the participant's aggregate contributions or average compensation earned (while contributing) during the last 10 years of employment in excess of 90% of the Social Security Wage Base amount multiplied by: (1) 2.4% times years of continuous service up to 10, plus (2) 1.8% times additional years of such service up to 20, plus (3) 1.2% times additional years of such service up to 30, plus (4) 0.6% times all additional such service above 30 years.

        Effective January 1, 1990, the Retirement Plan was amended for our eligible employees to provide an annual benefit equal to (1) the accrued benefit described above as of December 31, 1989, plus (2) a non-contributory benefit for each year of credited service after January 1, 1990 of 0.7% of annual earnings up to the Social Security Wage Base or $288, whichever is greater, plus (3) for each year of contributory service on and after January 1, 1990, a contributory benefit of (i) for 14 years of contributory service or less, 1.05% of annual earnings between $19,800 and the Social Security Wage Base plus 2.25% of annual earnings above the Social Security Wage Base, and (ii) for more than 14 years of contributory service, 1.35% of annual earnings between $19,800 and the Social Security Wage Base plus 2.65% of annual earnings above the Social Security Wage Base. In no event will the amount calculated in (3) above be less than 60% of the participant's aggregate contributions made on and after January 1, 1990. Benefits are payable upon normal retirement age at age 65 in the form of single life or joint and survivor annuity or, at the participant's option with appropriate spouse consent, in the form of an annuity with a term certain. A participant who has (a) completed at least 30 years of continuous service, (b) attained age 55 and completed at least 10 years of continuous service, or (c) attained age 55 and the combination of such participant's age and service equals at least 70 years, is eligible for early retirement benefits. If a participant elects early retirement before reaching age 62, such benefits will be reduced except that the non-contributory benefits of a participant with at least 30 years of credited service will not be reduced. In addition, employees who retire after age 55 but before age 62 with at least 30 years of service are entitled to a supplemental non-contributory benefit until age 62. Annual benefits under our Retirement Plan are subject to a statutory ceiling of $170,000 per participant. Participants are fully vested in their accrued benefits under our Retirement Plan after five years of credited service with us. We have a similar plan at Engineered Fabrics.

        The individuals named in the Summary Compensation Table also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Estimated annual benefits upon retirement for these individuals who are participants in our Retirement Plan and the supplemental plan are: $676,000 for Mr. B. Schwartz; $566,000 for Mr. K. Schwartz; $291,000 for Mr. Charles; $132,000 for Mr. Kisner; and $156,000 for Mr. Crampton. The retirement benefits have been computed on the assumption that (1) employment will be continued until normal retirement at age 65 or current age if greater; (2) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period; and (3) participation in the contributory portion of the plan will continue at current levels.

        For purposes of eligibility, vesting and benefit accrual, participants receive credit for years of service with certain predecessors of K&F Industries. At retirement, retirement benefits calculated according to the benefit formula described above are reduced by any retirement benefits payable by a plan maintained by a predecessor of K&F Industries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Securityholders Agreement

        The following is a summary description of the principal terms of the securityholders agreement among K&F and certain of its stockholders, optionholders and warrantholders. The securityholders agreement covers the outstanding shares of K&F junior preferred stock, which have an initial liquidation preference of $10,000 per share and will be redeemed in full out of the proceeds from this offering, and K&F common stock. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive securityholders agreement.

        Each of the securityholders party to the securityholders agreement (other than the Aurora entities) and certain co-investors) have granted an irrevocable proxy to each of the Aurora entities, each of which may act alone to exercise such proxy except in certain limited circumstances. With certain limited exceptions, each such co-investor has agreed to vote its shares of K&F common stock and junior preferred stock in the same manner as the Aurora entities vote their respective shares of K&F common stock and junior preferred stock. Shares of K&F common stock and junior preferred stock are to be released from the proxy when they are no longer owned by the securityholder party to the agreement or its permitted transferee or any other person that is bound by the terms of the securityholders agreement.

        Each of the securityholders party to the securityholders agreement has agreed that, without the consent of a majority in interest of the Aurora entities, it will not transfer any of our common stock after the consummation of this offering that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144. In addition, each of the stockholders party to the securityholders agreement has agreed to enter into a "lock-up" agreement upon the request of the underwriters in connection with this offering. See "Shares Eligible for Future Sale—Lock-up Agreements" and "Underwriting."

        All stockholders who are parties to the securityholders agreement will be entitled to certain "piggy-back" registration rights with respect to shares of K&F common stock in connection with the registration of K&F equity securities at any time following this offering by K&F. In addition, at any time after 6 months following this offering by K&F, any holder or holders of more than 10% of the outstanding shares of K&F common stock shall be entitled to demand the registration of their shares, subject to customary restrictions. K&F will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from K&F against certain liabilities, including liabilities under the Securities Act.

        So long as K&F Industries is required to file such information with the SEC each securityholder classified as a "Qualifying Class B Securityholder," which consist of the Aurora entities and certain co-investors, will have rights to receive (i) all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by K&F Industries' certified independent accountants, (ii) all current reports required to be filed with the SEC on Form 8-K, (iii) an annual business plan and (iv) notice of any event of default on any material debt. If K&F Industries is not required to file such information with the SEC, each Class B Securityholder will have rights to receive (i) audited annual financial statements, (ii) unaudited quarterly financial statements, (iii) an annual business plan and (iv) notice of any event of default on any material debt. In addition, each Qualifying Class B Securityholder will have access to the facilities, records and personnel (including outside accountants) of K&F and its subsidiaries. Each Qualifying Class B Securityholder will have the right to send one observer to all meetings of the board of directors of K&F, subject to customary confidentiality restrictions.

        The securityholders agreement may be amended only by a written agreement (i) executed by K&F, the Aurora entities, the holders of a majority in interest of the shares of K&F common stock (other than the Aurora entities) and the holders of a majority in interest of the shares of K&F junior preferred stock (other than the Aurora entities), (ii) in the case of an amendment adversely affecting the rights of any securityholder or group of securityholders in particular, the written agreement of such securityholder or group of securityholders, (iii) in the case of an amendment to the proxy provisions or liability provisions as applicable to certain co-investors, the written agreement of such co-investors and (iv) in the case of an amendment to information rights, registration rights and the amendment and termination provisions of the securityholders agreement, the holders of 66 2/3% in interest of the shares of K&F common stock (other than the Aurora entities) and the holders of 66 2/3% in interest of the shares of K&F junior preferred stock (other than the Aurora entities) will be required. The securityholders agreement will terminate on the written approval of K&F, the Aurora entities, the holders of 66 2/3% in interest of the shares of K&F common stock (other than the Aurora entities) and the holders of 66 2/3% in interest of the shares of K&F junior preferred stock (other than the Aurora entities), but in the case of a termination that adversely affects the rights of any securityholder in particular, the written agreement of such securityholder is required before such termination will be deemed effective as to such securityholder.

Management Services Agreement

        Following the Acquisition Transactions, we entered into a management services agreement with Aurora Management Partners LLC, an affiliate of Aurora Capital Group, for management and financial advisory services provided to us and our subsidiaries. Pursuant to this agreement, subject to certain conditions, an annual management fee of $1.0 million was payable to Aurora Management Partners and we were required to reimburse Aurora Management Partners' out-of-pocket expenses. If we were to consummate any significant acquisition or disposition, Aurora Management Partners would be entitled to receive a fee from us for investment banking services in connection with the transaction. The fee was equal to up to 2% of the transaction consideration (including debt assumed and current assets retained). Aurora Management Partners also received a one-time transaction fee of $11.4 million and reimbursement of $1.4 million of expenses at the consummation of the Acquisition Transactions.

        In connection with this offering, we intend to amend and restate the management services agreement, terminating the annual management fee and other provisions relating to the payment of fees for investment banking services. Concurrent with the consummation of this offering, we will pay Aurora Management Partners a termination fee of $5.0 million in connection with these changes. The amended and restated management services agreement will provide Aurora Management Partners with a right of first refusal to provide us with management and financial advisory services in exchange for mutually agreeable compensation. This right of first refusal will terminate when Aurora Management Partners or its affiliates directly or indirectly hold less than 5% of our outstanding common stock.

        We have agreed to indemnify Aurora Management Partners and its partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing for losses relating to the services contemplated under the amended and restated management services agreement. In addition, we have agreed to continue to reimburse Aurora Management Partners for its out-of-pocket expenses relating to the services contemplated under the amended and restated management services agreement. No transaction fee will be due to Aurora Management Partners in connection with this offering.

Indemnification

        Pursuant to the stock purchase agreement, K&F agreed that after the consummation of the Acquisition, it and K&F Industries will indemnify all current and former directors, officers, employees and agents of K&F Industries and its subsidiaries and will, subject to certain limitations, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions that are no less advantageous than the policy in effect as of the date of the stock purchase agreement. See also "Description of Capital Stock—Capital Stock of K&F—Limitations on Liability and Indemnification of Directors and Officers."

        We have entered into indemnification agreements with our directors and our officers that require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Bernard L. Schwartz

        Prior to the Acquisition, Bernard L. Schwartz owned or controlled 50% of K&F Industries' capital stock and had the right to designate a majority of K&F Industries' board of directors. Mr. B. Schwartz currently serves as the Chairman of the Board of Directors of our subsidiary K&F Industries' board of directors. K&F Industries entered into an agreement with Mr. B. Schwartz in 2004 whereby Mr. B. Schwartz was entitled to the full and exclusive use of our leased 1988 Gulfstream G-IV aircraft. The agreement was terminated in May 2005. Mr. B. Schwartz was responsible for all fees and expenses related to the use of the airplane, including lease payments, salaries and benefits for the flight crew, severance payments due at the termination of the lease, repairs, maintenance and insurance. Mr. B. Schwartz is also obligated to indemnify K&F Industries and its directors, officers and affiliates for any losses incurred by any of them due to his use of the airplane during the term of the agreement.

        In connection with the Acquisition, K&F Industries entered into an employment agreement with Mr. Bernard Schwartz. The agreement with Mr. B. Schwartz had a term of one year commencing on November 18, 2004 and provided that he would serve as Chairman of the board of directors of K&F Industries with an annual salary of $100,000. Mr. B. Schwartz was eligible for his performance-based bonus in 2004 pursuant to which $1.8 million was paid to him. In February 2005, we entered into a consulting agreement with Mr. B. Schwartz which terminated his employment agreement and provides that he will serve as a consultant for a monthly salary of $8,333 and as Chairman of the Board of K&F Industries through November 2005. Prior to the Acquisition, K&F Industries was party to an advisory agreement with Bernard L. Schwartz which provided for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons or entities designated by him. This agreement was terminated upon the consummation of the Acquisition.

        Mr. B. Schwartz is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd., or Loral Space. We reimburse Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. We believe this arrangement is as favorable to us as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        Prior to the Acquisition, K&F Industries had a bonus plan pursuant to which its board of directors awarded bonuses to Bernard L. Schwartz ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $1.8 million, $2.7 million and $4.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. This plan was terminated upon consummation of the Acquisition.

        In connection with the Acquisition, Mr. B. Schwartz entered into a three-year noncompetition agreement with us and K&F Industries which restricts his ability to compete in businesses similar to ours.

Purchasers of 7 3/4% Senior Subordinated Notes due 2014 Issued by K&F Industries

        Mr. B. Schwartz, Mr. K. Schwartz, Mr. Kisner and certain of their family members and affiliates, and Mr. Charles acquired an aggregate of $31.1 million in principal amount of the 7 3/4% senior subordinated notes due 2014, issued by K&F Industries from the initial purchasers of such notes. The purchase and sale of these notes was made to such persons upon the same economic terms and conditions offered by the initial purchasers to other purchasers of the notes.

Recent Transactions

        At the closing of the Acquisition in November 2004, K&F funded the initial equity portion of the Acquisition Financing with the proceeds from the sale of $92.5 million of senior preferred stock, $122.5 million of junior preferred stock and $100.0 million of common stock. Subsequent to the closing of the Acquisition, K&F completed the equity financing related to the Acquisition by entering into the transactions described below. The investors at the time of the Acquisition and the investors subsequent thereto all purchased their securities at the same price for the junior preferred stock ($10,000 per share) and the common stock ($1,000 per share), and all such investors received the same relative ratio of junior prefered stock to common stock. As part of these transactions, in April and May 2005, K&F received approximately $42.0 million in proceeds from offerings of its common stock and approximately $51.5 million in proceeds from offerings of its junior preferred stock, to (i) certain affiliates of Aurora Capital Group that were stockholders at the time of the Acquisition, (ii) each of our directors, (iii) a limited partnership controlled by Aurora Capital Group in which certain members of management (including Messrs. K. Schwartz, Charles, Kisner, Crampton, Williams and Skubina) are limited partners, and (iv) certain accredited co-investors (including California Public Employees Retirement System and General Electronic Pension Trust (or their respective affiliates)), and other individuals. Each of California Public Employees Retirement System and General Electric Pension Trust beneficially owned over 5% of our common stock outstanding prior to these offerings.

        In February 2005, K&F used the net proceeds from the offering of its senior PIK notes to redeem a portion of its outstanding senior preferred stock, at par, plus accrued dividends. On May 19, 2005, K&F used a portion of the proceeds from the offerings of its common stock and junior preferred stock described in the preceding paragraph to fund the redemption, at par, plus accrued dividends, of its remaining senior preferred stock. The senior preferred stock was held by two persons, Cerberus Partners, L.P. and Employers Reinsurance Corporation, each of whom owned more than 5% of such class of stock at the time of such redemption. General Electric Pension Trust, an affiliate of Employers Reinsurance Corporation, continues to beneficially own over 5% of our common stock.

PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes provide summary information regarding the beneficial ownership of our outstanding common stock as of May 20, 2005, for:

  •
  each person or group who beneficially owns more than 5% of our common stock;

  •
  each member of our board of directors and each of our named executive officers; and

  •
  all members of our board of directors and executive officers as a group.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.

        The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of            , 2005, and after giving effect to the            for one stock split we expect to effect immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after the offering are based on            shares of our common stock to be issued and outstanding immediately after this offering, including            shares that will either be distributed as a dividend to our common stockholders of record immediately prior to this offering assuming no exercise of the underwriters' option to purchase additional shares or sold to the underwriters pursuant to their option to purchase additional shares assuming full exercise of that option.

        As of May 20, 2005, our common stock was owned by 37 holders. Unless otherwise indicated below, the address for each person in the following table is care of K&F, 600 Third Avenue, New York, New York 10016.

	Shares Beneficially Owned Prior to this Offering(1)		Shares Beneficially Owned After this Offering
			Assuming the Underwriters' Option is Not Exercised		Assuming the Underwriters' Option is Exercised in Full
Name of Beneficial Owner
	Number(2)	Percentage(2)	Number	Percentage	Number	Percentage
Affiliates of Aurora Capital Group(2)(3)(4)	142,149	100.0%			142,149
General Electric Pension Trust(5)	13,483	9.5%			13,483
California Public Employees Retirement System(6)	11,236	7.9%			11,236
Co-Investment Partners, L.P(7).	11,236	7.9%			11,236
Kenneth M. Schwartz(8)	—	—
Dirkson R. Charles(9)	—	—
Ronald H. Kisner(10)	—	—
Frank P. Crampton(11)	—	—
Richard W. Johnson(12)	—	—
James J. Williams(13)	—	—
John A. Skubina(14)	—	—
Lawrence A. Bossidy(15)	—	—
Dale F. Frey(16)	—	—
Thomas A. Johnson(17)	—	—
John T. Mapes(18)	142,149	100.0%			149,149
Gerald L. Parsky(19)	142,149	100.0%			142,149
All directors and executive officers (13 persons)	142,149	100.0%			142,149

*
We will grant the underwriters an option to purchase up to an additional             shares of common stock in this offering. Immediately prior to the consummation of this offering, we will declare a stock dividend, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to the common stockholders of record immediately prior to this offering a number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

(1)
Excludes shares of our junior preferred stock, all of which will be redeemed with the proceeds of the common stock being offered hereby. See "Use of Proceeds."

(2)
As described under "Certain Relationships and Related Transactions—Securityholders Agreement," each of Aurora Equity Partners III L.P., Aurora Overseas Equity Partners III, L.P., Aurora Equity Partners II L.P. and Aurora Overseas Equity Partners II, L.P. (collectively, the Aurora entities"), has been granted a proxy by certain holders of outstanding shares of common stock subject to certain exceptions. With certain exceptions, other holders of outstanding shares of common stock have agreed to vote their shares of common stock in the same manner as the Aurora entities vote their shares. As a result of these proxies and voting agreements, which in the aggregate relate to 64,247 outstanding shares, the Aurora entities may be deemed to be the beneficial owner of 64,247 shares of common stock covered by such arrangements (the "Aurora Voting Shares"). See Footnote (4) for information on options subject to such proxies and voting agreements.

(3)
Includes an aggregate of 77,752 shares of common stock held of record by the Aurora entities and the 64,247 Aurora Voting Shares. The Aurora entities include: (a) Aurora Equity Partners III L.P. is a Delaware limited partnership, the general partner of which is Aurora Capital Partners III L.P., a Delaware limited partnership whose general partner is Aurora Advisors III LLC ("AA3"); (b) Aurora Overseas Equity Partners III, L.P., is a Cayman Islands exempted limited partnership, the general partner of which is Aurora Overseas Capital Partners III, L.P., a Cayman Islands exempted limited partnership whose general partner is Aurora Overseas Advisors III, LDC, a Caymans Islands limited duration company, whose stockholders are AA3 and Aurora Advisors II LLC ("AA2"); (c) Aurora Equity Partners II L.P. is a Delaware limited partnership, the general partner of which is Aurora Capital Partners II L.P., a Delaware limited partnership whose general partner is AA2 and (d) Aurora Overseas Equity Partners II, L.P. is a Cayman Islands exempted limited partnership, the general partner of which is Aurora Overseas Capital Partners II, L.P., a Cayman Islands exempted limited partnership whose general partner is Aurora Overseas Advisors II LDC, a Cayman Islands limited duration company whose stockholders are Aurora Advisors, Inc. ("AA1") and AA2. AA1, AA2 and AA3 are collectively referred to as the "AA Entities." Messrs. Parsky and Mapes, and Mr. Richard R. Crowell and Mr. Richard K. Roeder (each of whom is a managing director of Aurora Capital Group) collectively own substantially all of the equity securities of the AA Entities and thus may be deemed to beneficially share ownership of the securities beneficially owned by the Aurora entities. Messrs. Parsky, Mapes, Crowell and Roeder expressly disclaim beneficial ownership of all such shares. The address of each of the Aurora entities and of Messrs. Parsky, Mapes, Crowell and Roeder is 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024. See Footnote (4).

(4)
Includes currently exercisable options to purchase a total of 150 shares of common stock. Such options are held by advisors to Aurora Capital Group (includes 25 shares with respect to each of Mr. Bossidy and Mr. Frey). All such options, and the shares issuable thereunder, are subject to the proxies granted to the Aurora Entities as described in Footnote 2.

(5)
Excludes 1,124 shares held by Employers Reinsurance Corporation ("ERC"), a Missouri corporation and wholly-owned subsidiary of General Electric Company, a New York corporation ("GE"), and 1,685 shares held by General Electric Insurance Plan Trust ("GEIPT"), a New York common law welfare plan trust for the benefit of the employees of GE and its subsidiaries. GE Asset Management Incorporated, a Delaware corporation and wholly-owned subsidiary of GE ("GEAM"), is a registered investment adviser and acts as Investment Manager for General Electric Pension Trust or "GEPT," ERC and GEIPT. GEAM may be deemed to beneficially share ownership of the shares owned by GEPT, ERC and GEIPT. GE expressly disclaims beneficial ownership of all shares owned by GEPT, ERC and GEIPT. GEPT may be deemed to beneficially share ownership of the shares owned by ERC and GEIPT. GEPT expressly disclaims beneficial ownership of all shares owned by ERC and GEIPT. All of such shares constitute Aurora Voting Shares. Each of ERC's, GEPT's and GEIPT's address is 3001 Summer Street, P.O. Box 7900, Stamford, CT 06904.

(6)
All of such shares constitute Aurora Voting Shares. CalPERS' address is Lincoln Plaza, Investment Office, 400 P Street, Sacramento, CA 95814.

(7)
All of such shares constitute Aurora Voting Shares. Co-Investment Partners, L.P.'s address is 660 Madison Avenue, 23rd Floor, New York, NY 10021.

(8)
Excludes options to acquire an aggregate of 2,919.69 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 450 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Schwartz has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Schwartz has neither voting nor investment power over such shares.

(9)
Excludes options to acquire an aggregate of 519.06 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 200 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Charles has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Charles has neither voting nor investment power over such shares.

(10)
Excludes options to acquire an aggregate of 519.06 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 110 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Kisner has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Kisner has neither voting nor investment power over such shares.

(11)
Excludes options to acquire an aggregate of 324.41 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 20 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Crampton has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Crampton has neither voting nor investment power over such shares.

(12)
Excludes options to acquire an aggregate of 324.41 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005.

(13)
Excludes options to acquire an aggregate of 324.41 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 100 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Williams has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Williams has neither voting nor investment power over such shares.

(14)
Excludes options to acquire an aggregate of 259.53 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005. Also excludes 110 shares of common stock held by K&F Equity Partners, L.P., as to which Mr. Skubina has been allocated a limited partner interest. The general partner of K&F Equity is AA3, and Mr. Skubina has neither voting nor investment power over such shares.

(15)
Excludes options to acquire an aggregate of 197.60 shares of common stock at an exercise price of $1,000 per share, 25 of which are exercisable within 60 days of May 20, 2005. Also excludes 225 shares of common stock constituting Aurora Voting Shares.

(16)
Excludes options to acquire an aggregate of 197.60 shares of common stock at an exercise price of $1,000 per share, 25 of which are exercisable within 60 days of May 20, 2005. Also excludes 79 shares of common stock held by Mr. Frey individually and 90 shares of common stock held by a limited partnership controlled by Mr. Frey, all of which constitute Aurora Voting Shares.

(17)
Excludes options to acquire an aggregate of 172.60 shares of common stock at an exercise price of $1,000 per share, none of which is exercisable within 60 days of May 20, 2005.

(18)
Mr. Mapes is a controlling person of certain of the AA Entities and may be deemed to share beneficial ownership of the shares of common stock controlled by the Aurora Entities. Mr. Mapes expressly disclaims beneficial ownership of all such shares. Includes 63 shares of common stock held by an investment retirement account for Mr. Mapes, all of which constitute Aurora Voting Shares. Mr. Mapes' address is care of Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024.

(19)
Mr. Parsky is a controlling person of the AA Entities and may be deemed to share beneficial ownership of the shares of common stock controlled by the Aurora Entities. Mr. Parsky expressly disclaims beneficial ownership of all such shares. Includes 288 shares of common stock held by a limited partnership controlled by Mr. Parsky, 173 shares of common stock held by an investment retirement account for Mr. Parsky and 135 shares held in a family trust established by Mr. Parsky, all of which constitute Aurora Voting Shares. Mr. Parsky's address is care of Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect as of the consummation of the offering. We refer you to a form of our amended and restated certificate of incorporation, as amended, and to a form of our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

        Our authorized capital stock consists of            shares of common stock, par value $0.01 per share of which            shares will be issued and outstanding prior to this offering, and            shares of preferred stock, of which 20,000 shares are designated Junior/Series A redeemable preferred stock, $0.01 par value per share. Immediately following the completion of this offering there are expected to be            shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

        Voting.    Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors. In addition, the holders of the outstanding common stock of K&F are entitled to elect up to eight members of the board of directors of K&F.

        Dividends Rights.    Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. However, other than the special cash dividends to be paid in connection with this offering, we do not intend to pay cash dividends on our common stock for the foreseeable future. See "Dividend Policy."

        Liquidation and Preemptive Rights.    In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

        Listing.    We have applied for the listing of our common stock on the NYSE under the symbol "KFI."

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Junior/Series A Redeemable Exchangeable Preferred Stock

        Ranking.    The Junior/Series A Redeemable Exchangeable Preferred Stock (the "junior preferred stock") ranks senior to the K&F common stock as to dividend rights and upon liquidation.

        Dividends.    Dividends accrue on the junior preferred stock (during each annual period) at a rate per annum equal to 10% on the liquidation preference of the junior preferred stock as in effect at the beginning of such annual period. The amount of dividends that accrue for any period shorter than a full annual dividend period is computed on the basis of a year of 360 days.

        Optional Redemption.    The junior preferred stock is subject to redemption at any time, in whole or in part, at the option of K&F at a redemption price equal to the liquidation preference of the junior preferred stock in effect on the date of redemption or the "junior preferred redemption price." The junior preferred stock will be redeemed in full out of the proceeds from this offering.

        Mandatory Redemption.    The junior preferred stock will be subject to a mandatory change of control redemption, upon the occurrence of a change of control of K&F at the junior preferred redemption price.

        Exchange.    To the extent that funds are legally available for the redemption of the junior preferred stock, the shares of junior preferred stock are exchangeable at the sole option of K&F for K&F Subordinated Exchange Debentures due on the January 1st immediately following the tenth anniversary of the date of the issuance thereof but in no event prior to January 1, 2016.

        Liquidation Preference.    In the event of any liquidation, dissolution or winding up of K&F, the holders of the junior preferred stock will be entitled to receive, prior and in preference to the holders of common stock, an amount equal to the stated value plus all accrued but unpaid dividends thereon (whether or not declared) computed to the date payment thereof is made. The "stated value" means the initial purchase price for the junior preferred stock, which is $10,000 per share.

        Voting.    The junior preferred stock is non-voting except as required by Delaware law.

Senior Redeemable Preferred Stock

        In February 2005, K&F used the net proceeds from the offering of $55.0 million in aggregate principal amount of its senior PIK notes to redeem, at the redemption price, a portion of its outstanding senior preferred stock. On May 19, 2005, K&F used a portion of the proceeds from the offerings of its common stock and junior preferred stock that occurred in April and May 2005 to redeem, at the redemption price, its remaining senior preferred stock. The senior preferred stock ranked senior to all other equity securities of K&F as to dividend rights or upon liquidation unless the holders of a majority of the senior preferred stock otherwise consented. Dividends accrued on the senior preferred stock (during each annual period) at a rate per annum equal to fifteen percent (15%) on the liquidation preference of the senior preferred stock as in effect at the beginning of such annual period. The senior preferred stock was subject to mandatory redemption on November 18, 2016 and upon the occurrence of a change of control at a redemption price equal to the liquidation preference then in effect. See "The Transactions—Recent Transactions."

Anti-takeover Effects of our Certificate of Incorporation and Bylaws

        Some provisions in our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Election and Removal of Directors.    Our certificate of incorporation provides for the division of our board of directors into three classes of the same or nearly the same number of directors, with staggered three-year terms. In addition, the holders of our outstanding shares of common stock will not be entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the vote of at least 66 2/3% of our outstanding shares of common stock, prior to the expiration of their term. These provisions on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Stockholder Action; Special Meeting of Stockholders.    Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written action in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which requires advance notice pursuant to the provisions of our bylaws. In addition, special stockholder meetings may only be called by a majority of the board of directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

        Authorized but Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the New York Stock Exchange. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Super-Majority Voting.    Our certificate of incorporation requires a super-majority vote of the holders of our outstanding voting stock to amend or repeal certain provisions of our certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our bylaws may also be amended or repealed by a majority vote of our board of directors.

Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock. The Aurora entities, however, are exempt from this prohibition.

Limitations on Liability and Indemnification of Directors and Officers

        Our certificate of incorporation limits the liability of directors. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions; or any transaction from which the director derived an improper personal benefit. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted law, and also permit us to obtain insurance on behalf of any officer, director, employee or other agent for any expense, liability or loss, whether or not we would have the power to indemnify such a person under Delaware law.

        We have entered into indemnification agreements with our directors and our officers that require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

        Concurrent with the closing of the Acquisition, K&F Industries entered into a new $530.0 million senior secured credit facility, consisting of a six-year $50.0 million revolving credit facility and an eight-year $480.0 million term loan facility with Lehman Commercial Paper Inc., as administrative agent, and J.P. Morgan Securities Inc., as syndication agent, as well as other lenders. The term loan is repayable in nominal quarterly installments for the first seven years and in substantial quarterly installments during the eighth year, and was used to finance the Acquisition and to pay related fees and expenses. The revolving credit facility is available, subject to certain conditions, for general corporate purposes of K&F Industries and its subsidiaries in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility is available for letters of credit. The obligations under the credit facility are secured by a lien on substantially all of the assets of Intermediate Holdco, K&F Industries and K&F Industries' direct and indirect subsidiaries and are guaranteed by Intermediate Holdco and K&F Industries' direct and indirect domestic subsidiaries.

        Borrowings under the credit facility bear interest, at the option of the borrowers, at a rate equal to an applicable margin plus (a) the base rate, which will be the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.5% or (b) the eurodollar rate, which will be the rate at which eurodollar deposits for one, two, three or six or (if available to all lenders under the relevant facility, as determined by such lenders in their sole discretion) nine or twelve months are offered in the interbank eurodollar market. The applicable margin for the revolving credit facility is currently 1.50% with respect to base rate loans and 2.50% with respect to eurodollar loans. The applicable margin for the term loan facility is currently 1.50% with respect to base rate loans and 2.50% with respect to eurodollar loans. Upon the occurrence of any payment default, all outstanding amounts under the credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum. The weighted average interest rate on outstanding indebtedness under the credit facility was 5.3% at March 31, 2005.

        On the closing of the Acquisition Transactions, K&F Industries paid the lenders, including Lehman Commercial Paper Inc., an upfront fee. In addition, K&F Industries is obligated to pay the lenders a quarterly commitment fee initially equal to 1/2 of 1% per annum of the unused portion of the $50.0 million revolving loan commitment. K&F Industries is also obligated to pay a commission on all outstanding letters of credit in the amount of an applicable margin then in effect with respect to eurodollar loans under the revolving credit facility as well as fronting fees on the aggregate drawable amount of all outstanding letters of credit. On the closing of the Acquisition Transactions, K&F Industries also paid Madeleine L.L.C., an affiliate of Cerberus Capital Management, L.P., and one of the lenders under the credit facility, an additional commitment fee of $1.4 million.

        The credit facility contains customary representations and warranties, covenants and conditions to borrowing. There can be no assurance that the conditions to borrowing under the credit facility will be satisfied.

        The credit facility contains a number of negative covenants that limit Intermediate Holdco, K&F Industries and the subsidiaries of K&F Industries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of their assets, making certain restricted payments, making capital expenditures, creating any liens on the assets of K&F Industries or any of its subsidiaries, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. It also restricts K&F Industries from paying dividends and otherwise transferring assets to Intermediate Holdco and K&F, except for administrative, legal and accounting services. In addition, the credit facility limits K&F Industries' ability to redeem the 7 3/4% senior subordinated notes due 2014.

        The credit facility also requires the maintenance of certain quarterly financial and operating ratios, including a consolidated cash interest coverage ratio and a consolidated leverage ratio.

        The credit facility also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

11 1/2% Senior PIK Notes due 2015

        On February 11, 2005, K&F issued $55.0 million aggregate principal amount of 11 1/2% senior PIK notes due 2015. Interest is payable on February 1 and August 1 of each year, beginning on August 1, 2005, in cash or in the form of additional notes at the option of K&F. These notes will mature on February 1, 2015.

        These notes are K&F's general unsecured obligations and rank pari passu with its existing and future senior indebtedness, if any. The notes are not guaranteed by any of K&F's subsidiaries and are structurally junior to the indebtedness and other liabilities of such subsidiaries.

        The indenture governing these notes contains certain events of default and agreements which are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by K&F, incurrence of indebtedness, restricted payments, liens and sale and leaseback transactions by K&F or its subsidiaries.

        At any time prior to February 1, 2007, we may redeem all, but not less than all, of these notes or up to 35% of the notes issued under the indenture with the net cash proceeds of certain equity offerings by K&F at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date. These notes will be redeemed in full out of the proceeds of this offering.

7 3/4% Senior Subordinated Notes due 2014

        On November 18, 2004, K&F Industries issued $315.0 million aggregate principal amount of 7 3/4% senior subordinated notes due 2014. Interest is payable on May 15 and November 15 of each year, beginning on May 15, 2005. These notes will mature on November 15, 2014.

        These notes are K&F Industries' general unsecured obligations, are subordinated to its senior indebtedness and rank pari passu with its future senior subordinated indebtedness, if any. The notes are guaranteed by all of K&F Industries' domestic subsidiaries. The guarantees are subordinated to the senior indebtedness of K&F Industries' guarantor subsidiaries and rank pari passu with the future senior subordinated indebtedness, if any, of K&F Industries' guarantor subsidiaries. The notes are not guaranteed by any of K&F Industries' foreign subsidiaries and are structurally junior to the indebtedness and other liabilities of such foreign subsidiaries.

        The indenture governing these notes contains certain events of default and agreements which are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by K&F Industries, incurrence of indebtedness, restricted payments, liens and sale and leaseback transactions by K&F Industries or its subsidiaries. The terms of the indenture also significantly restrict K&F Industries and its subsidiaries from paying dividends and otherwise transferring assets to K&F or Intermediate Holdco.

Prior Senior Subordinated Notes

        Prior to the consummation of the Acquisition Transactions, K&F Industries had outstanding two series of senior subordinated notes: (1) $250.0 million of 9 5/8% senior subordinated notes due 2010 and (2) $145.0 million of 9 1/4% senior subordinated notes due 2007.

        In connection with the Acquisition Transactions, on October 20, 2004, K&F Industries commenced cash tender offers for all of the prior senior subordinated notes. On November 18, 2004, K&F Industries repurchased $138.9 million in principal amount of the 9 1/4% senior subordinated notes due

2007 and $249.4 million in principal amount of the 9 5/8% senior subordinated notes due 2010 pursuant to the tender offers. Upon the closing of the tender offers concurrently with the closing of the Acquisition, consents were received and notes were tendered with respect to approximately 95.8% of the total principal amount outstanding of the 9 1/4% senior subordinated notes due 2007 and approximately 99.8% of the total principal amount outstanding of the 9 5/8% senior subordinated notes due 2010. As a result of receiving the requisite consents, K&F Industries and its subsidiaries entered into a supplemental indenture with the trustee and the guarantors under the applicable indentures to eliminate certain restrictive covenants contained in such indentures. Such supplemental indentures became operative on the payment date for the tendered notes, which occurred concurrently with the Acquisition. On December 23, 2004, K&F Industries redeemed the $6.1 million principal amount outstanding of its 9 1/4% senior subordinated notes due 2007 that were not tendered in the applicable tender offer. The $577,000 principal amount of K&F Industries' 9 5/8% senior subordinated notes due 2010 that were not tendered in the applicable tender offer remains outstanding and is governed by the related amended indenture.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have an aggregate of                        shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        The existing holders of our common stock are entitled to registration rights for the shares of common stock held by them pursuant to the securityholders agreement. See "Certain Relationships and Related Transactions—Securityholders Agreement." We do not have any other contractual obligations to register our common stock.

        Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, approximately            additional shares of our common stock will be available for sale in the public market under exemptions from registration requirements after 90 days from the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock, or approximately            shares, assuming no exercise by the underwriters of their option to purchase additional shares; and

  •
  the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In addition, after the consummation of this offering, each of the stockholders party to the securityholders agreement agrees that without the consent of a majority in interest of the Aurora entities, it will not effectuate any transfer of securities that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144. See "Certain Relationships and Related Transactions—Securityholders Agreement."

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For so long as the Aurora entities control us, they will be deemed to be our affiliate under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Lock-Up Agreements

        We, our directors and executive officers, our stockholders existing immediately prior to this offering and certain of our optionholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. Goldman, Sachs & Co. and Lehman Brothers Inc. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. and Lehman Brothers Inc.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event

Stock Options

        We have established a stock option plan that provides for the grant of options, incentive bonuses, incentive stock and other stock-based awards to the officers, directors and other employees of our company and our subsidiaries. As of the completion of this offering,            shares of our common stock remained available for grant under the option plan, out of                        shares initially available under the plan. We intend to file a registration statement on Form S-8 with respect to these shares following the closing of this offering. After expiration of the applicable contractual resale restrictions, shares covered by this registration statement will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, controlled foreign corporations, passive foreign investment companies, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pass-through entities and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. In addition, this discussion does not address tax consequences to a holder of the use of a functional currency other than the U.S. dollar. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, legislative history and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

        For the purpose of this discussion, a non-U.S. holder is any individual, corporation, estate or trust that is a beneficial holder of our common stock and that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

  •
  an individual citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election under applicable Treasury Regulations to be treated as a U.S. person.

        If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships which hold our common stock and partners in such partnerships to consult their tax advisors.

        Investors considering the purchase of common stock are encouraged to consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

Dividends

        Other than the special dividends, we currently do not plan to pay any dividends on our common stock. See "Dividend Policy." However, if we were to pay distributions on our common stock, such payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed Internal Revenue Service, or IRS, Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form). A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If a non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and its country of residence, any dividend income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S., provided the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form) as described above. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

  Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If the first exception applies, the non-U.S. holder generally will be subject to tax at a rate of 30% on the gain derived from the sale or other disposition, which gain may be offset by capital losses allocable to U.S. sources, even though the individual non-U.S. holder is not considered a resident of the U.S. If the second exception applies, generally the non-U.S. holder will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person. If a non-U.S. Holder is eligible for the benefits of a tax treaty between the U.S. and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. Additionally, non-U.S. holders that are treated for U.S. federal income tax purposes as corporations and that are engaged in a trade or business in the U.S. could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is generally sent to the recipient holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Lehman Brothers Inc.

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We, our directors and executive officers, our stockholders existing immediately prior to this offering and certain of our optionholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. Goldman, Sachs & Co. and Lehman Brothers Inc. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Any waiver is at the sole discretion of Goldman, Sachs & Co. and Lehman Brothers Inc.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to list the common stock on the New York Stock Exchange under the symbol "KFI." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to 5% of the shares of common stock at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered in The Netherlands, directly or indirectly, whether as part of their initial distribution or as part of any re-offering at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of section 2 of the exemption regulation pursuant to the Securities Market Supervision Act of The Netherlands 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities firms, insurance companies, pension funds, investment institutions, other institutional investors, finance companies and treasury departments of large commercial enterprises that are regularly active in the financial markets in a professional manner.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, Lehman Brothers Inc. and Goldman, Sachs & Co. acted as initial purchasers and joint book-running managers in the November 2004 offering of 7 3/4% senior subordinated notes due 2014 by K&F Industries. Lehman Brothers Inc. also acted as initial purchaser and sole book-running manager in the February 2005 offering of K&F's senior PIK notes. Also, Lehman Brothers Inc. acts as a joint lead arranger and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is the administrative agent and Goldman, Sachs & Co. acts as co-documentation agent for K&F Industries' credit facility. Lehman Brothers Inc. also acted as dealer-manager and solicitation agent in connection with the tender offers for its then outstanding senior subordinated notes consummated by K&F Industries in November 2004. Prior to the Acquisition, certain merchant banking partnerships affiliated with Lehman Brothers Inc. owned 50% of the capital stock of K&F Industries. In addition, Lehman Brothers Inc. acted as financial advisor to K&F Industries in connection with its acquisition by an investor group led by Aurora Capital Group and received a customary advisory fee in connection therewith.

LEGAL MATTERS

        The validity of the shares of common stock will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. A private investment fund comprised of certain partners of Gibson, Dunn & Crutcher LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of the Aurora entities.

EXPERTS

        The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC's public reference room and the website of the SEC referred to above.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004	F-2
Consolidated Statements of Operations for the Three Months Ended March 31, 2005 and 2004	F-3
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2005 and 2004	F-4
Notes to Consolidated Financial Statements	F-5
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-14

Consolidated Statements of Operations for the period from November 18, 2004 through December 31, 2004, the period from January 1, 2004 through November 17, 2004 (Predecessor) and for the Years Ended December 31, 2003 and 2002 (Predecessor)	F-15

Consolidated Statements of Stockholders' Equity (Deficiency) for the period from November 18, 2004 through December 31, 2004, the period from January 1, 2004 through November 17, 2004 (Predecessor) and for the Years Ended December 31, 2003 and 2002 (Predecessor)	F-16

Consolidated Statements of Cash Flows for the period from November 18, 2004 through December 31, 2004, the period from January 1, 2004 through November 17, 2004 (Predecessor) and for the Years Ended December 31, 2003 and 2002 (Predecessor)	F-17
Notes to Consolidated Financial Statements	F-18

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2005	December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$20,224,000	$15,009,000
Accounts receivable, net	41,061,000	42,333,000
Inventory	54,604,000	61,247,000
Other current assets	4,273,000	4,173,000

Total current assets	120,162,000	122,762,000

Property, plant and equipment	101,456,000	101,083,000
Less, accumulated depreciation and amortization	4,006,000	1,491,000

	97,450,000	99,592,000

Other long-term assets	304,000	351,000
Debt issuance costs, net	28,000,000	28,768,000
Program participation costs, net	57,077,000	51,778,000
Intangible assets, net	192,182,000	195,196,000
Goodwill	856,668,000	856,668,000

	$1,351,843,000	$1,355,115,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable, trade	$15,347,000	$15,030,000
Interest payable	10,592,000	3,505,000
Note payable	14,973,000	14,773,000
Income taxes payable	11,312,000	3,678,000
Other current liabilities	47,090,000	46,420,000

Total current liabilities	99,314,000	83,406,000

Pension liabilities	49,448,000	48,248,000
Deferred income taxes	17,016,000	18,951,000
Postretirement benefit obligation other than pensions	93,192,000	92,269,000
Other long-term liabilities	5,265,000	5,180,000
Senior term loan	456,000,000	475,000,000
7 3/4% senior subordinated notes due 2007	315,000,000	315,000,000
9 5/8% senior subordinated notes due 2010	577,000	577,000
11 1/2% senior PIK notes due 2015	55,878,000	—
Senior preferred stock subject to mandatory redemption	39,569,000	94,196,000
Stockholders' Equity:
Preferred stock, $.01 par value—authorized, 90,750 shares; issued and outstanding, 9,250 shares	—	—
Common stock, $.01 par value—authorized, 1,000,000 shares; issued and outstanding, 100,000 shares	1,000	1,000
Additional paid-in capital	228,359,000	223,996,000
Retained deficit	(7,813,000)	(1,778,000)
Accumulated other comprehensive income	37,000	69,000

Total stockholders' equity	220,584,000	222,288,000

	$1,351,843,000	$1,355,115,000

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
Sales	$88,690,000	$83,149,000
Cost of sales (including inventory purchase accounting charges of $12,084,000 for the three months ended March 31, 2005)	60,466,000	48,052,000

Gross margin	28,224,000	35,097,000
Independent research and development	3,833,000	3,627,000
Selling, general and administrative expenses	7,548,000	7,148,000
Amortization of intangible assets	3,014,000	1,146,000

Operating income	13,829,000	23,176,000
Interest and investment income	63,000	101,000
Interest expense	(18,375,000)	(9,863,000)

(Loss) income before income taxes	(4,483,000)	13,414,000
Income tax benefit (provision)	1,511,000	(4,510,000)

Net (loss) income	(2,972,000)	8,904,000
Preferred stock dividends	(3,063,000)	—

Net (loss) income available to common stockholders	$(6,035,000)	$8,904,000

Weighted average common shares	100,000

Basic loss per share	$(60.35)

Diluted weighted average common shares	105,866

Diluted loss per share	$(57.01)

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
Cash flows from operating activities:
Net (loss) income	$(2,972,000)	$8,904,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,560,000	1,730,000
Amortization of program participation costs	559,000	—
Amortization of intangible assets	3,014,000	1,146,000
Non-cash interest expense—11 1/2% senior PIK notes	878,000	—
Non-cash interest expense—amortization of debt issuance cost	2,864,000	459,000
Non-cash interest expense—change in fair market value of interest rate cap	29,000	—
Inventory purchase accounting charge	12,084,000	—
Deferred income taxes	(1,935,000)	1,108,000
Changes in assets and liabilities:
Accounts receivable, net	1,258,000	1,873,000
Inventory	(5,459,000)	(520,000)
Other current assets	81,000	943,000
Program participation costs	(5,858,000)	(4,532,000)
Accounts payable, interest payable, note payable and other current liabilities	15,745,000	7,373,000
Postretirement benefit obligation other than pensions	923,000	182,000
Other long-term liabilities	3,608,000	2,064,000

Net cash provided by operating activities	27,379,000	20,730,000

Cash flows from investing activities:
Capital expenditures	(418,000)	(647,000)

Net cash used in investing activities	(418,000)	(647,000)

Cash flows from financing activities:
Proceeds from issuance of 11 1/2% senior PIK notes	55,000,000	—
Equity contributions	1,300,000	—
Redemption of senior redeemable preferred stock	(56,950,000)	—
Payments of long-term debt	(19,000,000)	—
Debt issuance costs	(2,096,000)	—

Net cash used in financing activities	(21,746,000)	—

Net increase in cash and cash equivalents	5,215,000	20,083,000
Cash and cash equivalents, beginning of period	15,009,000	24,464,000

Cash and cash equivalents, end of period	$20,224,000	$44,547,000

Supplemental cash flow information:
Interest paid during period	$4,994,000	$35,000

Income taxes paid during the period	$—	$334,000

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Description of the Business and the Acquisition

Description of Business

        K&F Industries Holdings, Inc. ("K&F Holdings") (formerly K&F Parent, Inc.), together with its subsidiaries, K&F Industries, Inc. and subsidiaries ("K&F Industries," and collectively with K&F Holdings and their subsidiaries, "K&F" or the "Company"), is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company serves the aerospace industry and sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems") and Engineered Fabrics Corporation ("Engineered Fabrics").

Recent Developments

        On February 11, 2005, K&F Holdings issued $55.0 million of 11 1/2% Senior PIK Notes due 2015 ("11 1/2% Senior PIK Notes"). The proceeds from these notes were used to redeem $55.0 million of the 15.0% senior redeemable preferred stock. Interest on the 11 1/2% Senior PIK Notes is payable semi-annually, in cash in the form of additional notes at the option of K&F Holdings.

        The 11 1/2% Senior PIK Notes are unsecured obligations at K&F Holdings and rank pari passu with its existing and future senior indebtedness, if any. The notes are not guaranteed by any of K&F Holdings subsidiaries and are structurally junior to the indebtedness and other liabilities of such subsidiaries.

        The indenture governing these notes contains certain events of default and agreements which are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by K&F Holdings, incurrence of indebtedness, restricted payments, liens and sale and leaseback transactions by K&F Holdings or its subsidiaries.

        At any time prior to February 1, 2007, the Company may redeem all, but not less than all, of these notes or up to 35% of the notes issued under the indenture with the net cash proceeds of certain equity offerings by K&F Holdings at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The Acquisition

        On November 18, 2004, K&F Holdings, an affiliate of Aurora Capital Group, acquired K&F in exchange for cash consideration of approximately $1.06 billion (excluding capitalized transaction costs of $40.4 million). In addition, the former K&F Industries' equityholders retained $77.2 million of cash on hand at the Acquisition date. The cash consideration was used to repay substantially all of K&F Industries' then existing indebtedness and the related fees and expenses of K&F Industries' and certain of its stockholders, with the balance paid to prior equityholders of K&F Industries (the "Acquisition").

        The Acquisition was financed with an offering by K&F Industries of $315.0 million of 7 3/4% Senior Subordinated Notes due 2014, the borrowing by K&F Industries of $480.0 million under a new $530 million senior secured credit facility and $309.8 million in equity investments from K&F Holdings. K&F Holdings contributed the $309.8 million of equity to its wholly-owned subsidiary K&F Intermediate Holdco, Inc., which then contributed such proceeds as equity to its wholly-owned subsidiary K&F Acquisition, Inc., prior to the merger of K&F Acquisition, Inc. with and into K&F Industries.

        The Acquisition was accounted for using the purchase method of accounting, pursuant to which the total purchase price, including related fees and expenses, was allocated to the acquired net assets based upon estimates of fair value. These adjustments were made by obtaining third-party valuations of certain tangible and intangible assets and liabilities. The purchase price resulted in the recognition of goodwill, primarily due to the strength of the aviation industry and the purchasers view of the prospects for growth in sales and earnings in the industry.

        The following table summarizes the fair values assigned to K&F's assets acquired and liabilities assumed in connection with the Acquisition on November 18, 2004:

Assets Acquired:
Current assets	$183,467,000
Property, plant and equipment	99,005,000
Debt issuance costs	29,280,000
Program participation costs	49,238,000
Other intangible assets	196,636,000
Goodwill	856,668,000

Total assets acquired	1,414,294,000

Liabilities Assumed:
Current liabilities	142,242,000
Pension liabilities	47,629,000
Postretirement benefit obligation	91,858,000
Deferred income taxes	20,169,000
Other long-term liabilities	5,684,000
Long-term debt	796,922,000

Total liabilities assumed	1,104,504,000

Net assets acquired	$309,790,000

2.    Unaudited Interim Financial Statements

        The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statement of operations for the three months ended March 31, 2005 is not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto beginning on page F-13.

        Since the date of the Acquisition (see Note 1), the accompanying financial statements include fair value adjustments to assets and liabilities including inventory, goodwill, other intangible assets, program participation costs, property, plant and equipment and the subsequent impact on cost of sales, amortization and depreciation expenses. Accordingly, all references in the consolidated financial statements and the accompanying notes to events or activities which occurred prior to the completion of the Acquisition relate to the predecessor company and are labeled as "Predecessor".

3.    Program Participation Costs

        Program participation costs consist of incentives given to original equipment aircraft manufacturers in connection with their selection of our products for installation on aircraft ("Program Participation Costs"). These incentives include the following three components: cash payments, products discounted below cost and free products. The Company (i) capitalizes all three components of Program Participation Costs only for sole source programs, which are then amortized as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years ($0.6 million was amortized during the three months ended March 31, 2005) and (ii) all three components of Program Participation Costs for non-sole source programs as an expense in cost of sales when the applicable original equipment is shipped or when the cash payments component is paid. In contrast, prior to the Acquisition, (i) costs associated with discounted products and free products were recognized as an expense in cost of sales when the applicable original equipment was shipped and (ii) costs related to the cash payments component of Program Participation Costs were capitalized and then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense. We categorize a program as sole source when two conditions are satisfied. First, we must be the only FAA-certified supplier of parts. Second, we must have a contractual commitment from the OEM such that the OEM (i) agrees to purchase parts for newly-produced aircraft exclusively from us, and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. If these two conditions are satisfied, the future benefit to be derived from the sale of replacement parts and the recoupment of the Program Participation Costs is highly likely. Discounts and free products relating to sole source programs recognized in cost of sales for the three months ended March 31, 2004 (Predecessor) amounted to approximately $4.7 million.

4.    Accounting Pronouncements

        In December 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123-R. SFAS No. 123-R is a revision of SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25. SFAS No. 123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. See Note 8.

        The Company plans to adopt SFAS No. 123-R using a modified prospective application. Under this application, companies are required to record compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The provisions of SFAS 123-R are effective for the Company on January 1, 2006, but early adoption is encouraged.

5.    Accounts Receivable are summarized as follows:

	March 31, 2005	December 31, 2004
Accounts receivable, principally from commercial customers	$36,606,000	$35,885,000
Accounts receivable, on U.S. Government and other long-term contracts	5,688,000	7,684,000
Allowances	(1,233,000)	(1,236,000)

	$41,061,000	$42,333,000

6.    Inventory consists of the following:

	March 31, 2005	December 31, 2004
Raw materials and work-in-process	$29,359,000	$35,356,000
Finished goods	14,347,000	16,017,000
Inventoried costs related to U.S. Government and other long-term contracts	10,898,000	9,874,000

	$54,604,000	$61,247,000

        Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. The Company evaluates the adequacy of these reserves quarterly.

7.    Other current liabilities consist of the following:

	March 31, 2005	December 31, 2004
Accrued payroll costs	$16,680,000	$15,919,000
Accrued property and other taxes	2,869,000	2,197,000
Accrued costs on long-term contracts	2,744,000	2,639,000
Accrued warranty costs	13,320,000	12,261,000
Customer credits	3,763,000	5,402,000
Postretirement benefit obligation other than pensions	4,000,000	4,000,000
Other	3,714,000	4,002,000

	$47,090,000	$46,420,000

8.    Stock Options

        In January 2005, K&F Holdings established a stock option plan covering an aggregate of 5,900 authorized but unissued shares of common stock , for the benefit of, and to incentivize, officers, directors, employees and certain other persons of K&F Holdings and its subsidiaries. In January 2005, K&F Holdings issued stock options to certain of K&F's officers, directors, employees and advisors to purchase an aggregate of 5,866 shares of common stock, at an exercise price of $1,000 per share, the estimated fair value at the date of grant. The options issued to the advisors vest immediately, and the options issued to officers, directors and employees vest at the rate of 20% per year. During the three months ended March 31, 2005, the expense related to options issued to advisors totaled approximately $65,000.

        The Company applies the intrinsic value method under APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations to account for its stock option plan (see Note 4). Accordingly, the Company only records compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant.

        The following table details the effect on net income (loss) and net earnings per share had compensation expense for the stock option plan been recorded based on the fair value method under SFAS No. 123, "Accounting for Stock-based Compensation", as amended:

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
Reported net (loss) income	$(2,972,000)	$8,904,000
Deduct: Total stock-based employee and director compensation expense determined under the fair value method for all awards, net of related tax effects	(82,000)	—

Pro forma net (loss) income	(3,054,000)	8,904,000
Less preferred stock dividends	(3,063,000)	—

Pro forma net (loss) income available to common stockholders	$(6,117,000)	$8,904,000

Loss per share
Basic—as reported	$(60.35)

Basic—pro forma	$(61.17)

Diluted—as reported	$(57.01)

Diluted—pro forma	$(57.78)

        The Company has not included earnings per share information for the Predecessor period as it believes it is not meaningful as the Predecessor capital structure is not representative of the current capital structure.

        There were no stock options granted during the three months ended March 31, 2004. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future results.

        The weighted average fair value of K&F Holdings stock options granted during the three months March 31, 2005 was $431, estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 33% (represents an average of the three-year trailing volatility of publicly traded companies in our peer group); risk-free interest rate of 3.97% (represents the rate available on U.S. government bonds at the grant date); and expected lives of option grants of seven years.

9.    Income Taxes

        The Company's effective tax rate of (33.7)% for the three months ended March 31, 2005 differs from the statutory rate of 35% due to pre-tax losses and tax benefits derived from export sales. The Company's effective tax rate of 33.6% for the three months ended March 31, 2004 (Predecessor) differs from the statutory rate of 35% due to tax benefits derived from export sales.

10.    Contingencies

        There are various lawsuits and claims pending against the Company incidental to its business. Although the ultimate resolution of such suits cannot be predicted with certainty, in the opinion of the Company's management, the ultimate settlement, if any, will not have a material adverse effect on the Company's consolidated financial statements.

11.    Comprehensive (Loss) Income

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
Net (loss) income	$(2,972,000)	$8,904,000
Other comprehensive (loss) income:
Cumulative translation adjustments	(32,000)	93,000

Comprehensive (loss) income	$(3,004,000)	$8,997,000

12.    Segments

       The following represents financial information about the Company's segments:

	Three Months Ended
	March 31, 2005	March 31, 2004
		(Predecessor)
Sales:
Aircraft Braking Systems	$73,924,000	$68,877,000
Engineered Fabrics	14,766,000	14,272,000

	$88,690,000	$83,149,000

Operating Profit:
Aircraft Braking Systems	$13,426,000	$20,961,000
Engineered Fabrics	403,000	2,215,000

Operating income	13,829,000	23,176,000
Interest expense, net	(18,312,000)	(9,762,000)

(Loss) income before income taxes	$(4,483,000)	$13,414,000

	March 31, 2005	December 31, 2004
Total Assets:
Aircraft Braking Systems	$1,180,701,000	$1,183,123,000
Engineered Fabrics	136,124,000	133,750,000
Debt issuance costs not allocated to segments	28,000,000	28,768,000
Corporate assets	7,018,000	9,474,000

	$1,351,843,000	$1,355,115,000

13.    Earnings (loss) per share

        Computations of basic and diluted earnings (loss) per share for the three months ended March 31, 2005 was as follows:

Three Months Ended March 31, 2005
Basic Loss Per Share:
Net loss	$(2,972,000)
Less: Preferred stock dividends	(3,063,000)

Net loss available to common stockholders (numerator)	$(6,035,000)
Weighted average common shares outstanding (denominator)	100,000

Basic loss per share	$(60.35)

Diluted Loss Per Share:
Loss available to common stockholders (numerator)	$(6,035,000)
Weighted Average common shares outstanding	100,000
Effect of dilutive stock options	5,866

Total weighted average common shares outstanding—diluted (denominator)	105,866

Diluted loss per share	$(57.01)

        The Company has not included earnings per share information for the Predecessor period as it believes it is not meaningful as the Predecessor capital structure is not representative of the current capital structure.

14.    Subsequent Events

        On May 19, 2005, the Board of Directors of the Company approved a change in the Company's name from K&F Parent, Inc. to K&F Industries Holdings, Inc. The Board of Directors also approved the filing of a registration statement on Form S-1 with respect to an offering of the Company's common stock.

        On May 19, 2005, the Company issued stock options to certain of K&F's officers, directors and employees to purchase an aggregate of 1,290 shares of common stock, at an exercise price of $1,000 per share.

        In April and May 2005, the Company received approximately $42.0 million in proceeds from offerings of its common stock and approximately $51.5 million in proceeds from offerings of its junior preferred stock. The Company used a portion of the proceeds from these offerings to fund the redemption, at par, plus accrued dividends of its outstanding 15.0% senior redeemable preferred stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
K&F Industries Holdings, Inc.:

        We have audited the accompanying consolidated balance sheet of K&F Industries Holdings, Inc. (formerly K&F Parent, Inc.) and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statement of operations, stockholders' equity, and cash flows for the period from November 18, 2004 through December 31, 2004. We have also audited the accompanying consolidated balance sheet of K&F Industries, Inc. and subsidiaries (Predecessor) as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002 and for the period from January 1, 2004 through November 17, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of K&F Industries Holdings, Inc. and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the period from November 18, 2004 through December 31, 2004, the consolidated financial position of K&F Industries, Inc. and subsidiaries (Predecessor) as of December 31, 2003, and the consolidated results of their operations and their cash flows for the period from January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
May 5, 2005

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
		(Predecessor)
ASSETS
Current assets:
Cash and cash equivalents	$15,009,000	$24,464,000
Accounts receivable—net	42,333,000	41,595,000
Inventory	61,247,000	50,087,000
Other current assets	4,173,000	1,527,000
Income taxes receivable	—	851,000

Total current assets	122,762,000	118,524,000

Property, plant and equipment—net	99,592,000	63,580,000
Other long-term assets	351,000	—
Debt issuance costs—net	28,768,000	8,168,000
Program participation costs—net	51,778,000	46,064,000
Intangible assets—net	195,196,000	16,238,000
Goodwill	856,668,000	167,011,000

Total assets	$1,355,115,000	$419,585,000

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$15,030,000	$15,029,000
Interest payable	3,505,000	3,797,000
Note payable	14,773,000	—
Income taxes payable	3,678,000	—
Other current liabilities	46,420,000	49,621,000

Total current liabilities	83,406,000	68,447,000

Pension liabilities	48,248,000	26,885,000
Deferred income taxes	18,951,000	19,373,000
Postretirement benefit obligations other than pensions	92,269,000	84,468,000
Other long-term liabilities	5,180,000	12,383,000
Long-term debt	790,577,000	395,000,000
Senior preferred stock subject to mandatory redemption	94,196,000	—
Commitments and contingencies (Notes 12 and 13)
Stockholders' equity (deficiency):
Preferred stock, $.01 par value—authorized, 90,750 and 0 shares; issued and outstanding, 12,250 and 0 shares	—	—
Common stock, $.01 par value—authorized, 1,000,000 shares; issued and outstanding, 100,000 and 740,398 shares	1,000	7,000
Additional paid-in capital	223,996,000	(263,259,000)
Retained (deficit) earnings	(1,778,000)	104,039,000
Accumulated other comprehensive income (loss)	69,000	(27,758,000)

Total stockholders' equity (deficiency)	222,288,000	(186,971,000)

Total liabilities and stockholders' equity (deficiency)	$1,355,115,000	$419,585,000

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Net sales	$53,448,000	$299,868,000	$342,818,000	$348,649,000
Cost of sales (including inventory purchase accounting charges of $6,748,000 for the period November 18, 2004 through December 31, 2004)	33,315,000	174,223,000	197,812,000	204,819,000

Gross margin	20,133,000	125,645,000	145,006,000	143,830,000
Independent research and development	1,770,000	12,048,000	14,936,000	14,600,000
Selling, general and administrative expenses	4,519,000	27,650,000	30,499,000	40,238,000
Amortization	1,440,000	4,196,000	4,264,000	3,935,000
Acquisition Transaction expenses	5,350,000	101,533,000	—	—

Operating income (loss)	7,054,000	(19,782,000)	95,307,000	85,057,000
Interest expense, net of interest income of $41,000, $517,000, $427,000 and $87,000	8,197,000	34,287,000	44,186,000	26,194,000

(Loss) income before income taxes	(1,143,000)	(54,069,000)	51,121,000	58,863,000
Income tax benefit (provision)	862,000	25,082,000	(10,488,000)	(16,730,000)

Net (loss) income	(281,000)	(28,987,000)	40,633,000	42,133,000
Preferred stock dividends	(1,497,000)	—	—	—

Net (loss) income available to common stockholders	$(1,778,000)	$—	$—	$—

Basic and diluted weighted average common shares	100,000

Basic and diluted loss per share	$(17.78)

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Junior Preferred Stock
			Common Stock
							Accumulated Other Comprehensive Income (Loss)
	Shares Issued	Amount	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)		Comprehensive Income (Loss)
Balance, January 31, 2002 (Predecessor)	—	$—	740,398	$7,000	$(63,259,000)	$21,273,000	$(16,274,000)
Net income						42,133,000		$42,133,000
Cumulative translation adjustments							224,000	224,000
Amortization of transition adjustment included in interest expense (net of tax of $125,000)							184,000	184,000
Additional minimum pension liability (net of tax benefit of $6,595,000)							(11,944,000)	(11,944,000)
Dividends					(200,000,000)

Balance, December 31, 2002 (Predecessor)	—	—	740,398	7,000	(263,259,000)	63,406,000	(27,810,000)	$30,597,000

Net income						40,633,000		$40,633,000
Cumulative translation adjustments							199,000	199,000
Amortization of transition adjustment included in interest expense (net of tax of $126,000)							182,000	182,000
Additional minimum pension liability (net of tax of $1,157,000)							(329,000)	(329,000)

Balance, December 31, 2003 (Predecessor)	—	—	740,398	7,000	(263,259,000)	104,039,000	(27,758,000)	$40,685,000

Net loss						(28,404,000)		$(28,404,000)
Cumulative translation adjustments							121,000	121,000
Additional minimum pension liability (net of tax of $3,057,000)							(4,881,000)	(4,881,000)

Balance, November 18, 2004 (Predecessor)	—	—	740,398	7,000	(263,259,000)	75,635,000	(32,518,000)	$(33,164,000)

Elimination of historical stockholders' deficiency upon consummation of the Acquisition			(740,398)	(7,000)	263,259,000	(75,635,000)	32,518,000
Equity contributions	12,250	—	100,000	1,000	222,499,000
Net loss						(281,000)		$(281,000)
Cumulative translation adjustments							69,000	69,000
Junior preferred stock dividends					1,497,000	(1,497,000)

Balance, December 31, 2004	12,250	$—	100,000	$1,000	$223,996,000	$(1,778,000)	$69,000	$(212,000)

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Cash Flows From Operating Activities:
Net (loss) income	$(281,000)	$(28,987,000)	$40,633,000	$42,133,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,223,000	6,271,000	7,936,000	8,077,000
Amortization of program participation costs	247,000	—	—	—
Amortization of intangible assets	1,440,000	4,196,000	4,264,000	3,935,000
Inventory purchase accounting charge	6,748,000	—	—	—
Non-cash interest expense—15% senior redeemable preferred stock	1,696,000	—	—	—
Non-cash interest expense-amortization/write-off of debt issuance costs	512,000	8,168,000	2,477,000	2,048,000
Non-cash interest expense (income)—change in fair market value of interest rate swap	5,000	—	(3,533,000)	(402,000)
Provision for losses on accounts receivable	—	20,000	170,000	419,000
Cancellation of stock options	—	46,156,000	—	—
Defeasance costs of senior subordinated notes	—	44,084,000	—	—
Deferred income taxes	(1,221,000)	(16,316,000)	1,449,000	12,818,000
Changes in assets and liabilities:
Accounts receivable	(1,707,000)	1,059,000	(3,412,000)	5,037,000
Inventory	4,932,000	(3,928,000)	1,993,000	8,639,000
Other current assets	(2,504,000)	(14,716,000)	1,584,000	(687,000)
Prepaid pension costs	619,000	6,856,000	8,286,000	(7,554,000)
Other long-term assets	(351,000)	(1,186,000)	—	—
Program participation costs	(2,787,000)	(6,283,000)	(5,548,000)	(9,610,000)
Accounts payable	(1,794,000)	1,795,000	(52,000)	900,000
Notes payable	91,000	—	—	—
Interest payable	(7,930,000)	7,638,000	(570,000)	655,000
Other current liabilities	(2,332,000)	1,239,000	(8,600,000)	10,081,000
Postretirement benefit obligation other than pensions	411,000	(1,184,000)	3,161,000	1,651,000
Other long-term liabilities	(504,000)	741,000	(3,041,000)	2,676,000

Net cash (used) provided by operating activities	(3,487,000)	55,623,000	47,197,000	80,816,000

Cash Flows From Investing Activities:
Capital expenditures	(1,810,000)	(2,902,000)	(5,468,000)	(4,084,000)
Acquisition	(640,935,000)	—	—	—
Cancellation of stock options	(42,047,000)	—	—	—
Other acquisition and transaction costs	(11,110,000)	—	—	—

Net cash used in investing activities	(695,902,000)	(2,902,000)	(5,468,000)	(4,084,000)

Cash Flows From Financing Activities:
Proceeds from issuance of senior term loan	480,000,000	—	—	—
Proceeds from issuance of senior subordinated notes	315,000,000	—	—	250,000,000
Equity contributions	315,000,000	—	—	—
Payments of long-term debt including defeasance costs of senior subordinated notes	(443,507,000)	—	(40,000,000)	(100,625,000)
Debt issuance costs	(29,280,000)	—	—	(8,508,000)
Dividend on common stock	—	—	—	(200,000,000)

Net cash provided (used) in financing activities	637,213,000	—	(40,000,000)	(59,133,000)

Net (decrease) increase in cash and cash equivalents	(62,176,000)	52,721,000	1,729,000	17,599,000
Cash and cash equivalents, beginning of period	77,185,000	24,464,000	22,735,000	5,136,000

Cash and cash equivalents, end of period	$15,009,000	$77,185,000	$24,464,000	$22,735,000

Supplemental Information:
Interest paid during the period	$13,772,000	$25,549,000	$46,239,000	$23,980,000

Income taxes paid during the period	$—	$6,419,000	$6,552,000	$3,461,000

See notes to consolidated financial statements.

K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        K&F Industries Holdings, Inc. ("K&F Holdings") (formerly K&F Parent, Inc.) through its wholly owned subsidiary K&F Industries, Inc. ("K&F Industries" and collectively, with K&F Holdings and their subsidiaries, "K&F" or the "Company") is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company serves the aerospace industry and sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems"), which generated approximately 86% and 83% of the Company's total revenues during the periods November 18, 2004 through December 31, 2004 and January 1, 2004 through November 17, 2004, respectively, and Engineered Fabrics Corporation ("Engineered Fabrics," and together with Aircraft Braking Systems, the "Subsidiaries"), which generated approximately 14% and 17% of the Company's total revenues during the periods November 18, 2004 through December 31, 2004 and January 1, 2004 through November 17, 2004, respectively.

  Recent Developments

        On February 11, 2005, K&F Holdings issued $55.0 million of 11 1/2% Senior PIK Notes due 2015. The proceeds from these notes were used to redeem $55.0 million of the 15.0% senior redeemable preferred stock.

        These notes are unsecured obligations of K&F Holdings and rank pari passu with its existing and future senior indebtedness, if any. The notes are not guaranteed by any of K&F Holding's subsidiaries and are structurally junior to the indebtedness and other liabilities of such subsidiaries.

        The indenture governing these notes contains certain events of default and agreements which are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by K&F Holdings, incurrence of indebtedness, restricted payments, liens and sale and leaseback transactions by K&F Holdings or its subsidiaries.

        At any time prior to February 1, 2007, the Company may redeem all, but not less than all, of these notes or up to 35% of the notes issued under the indenture with the net cash proceeds of certain equity offerings by K&F Holdings at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

  The Acquisition

        On November 18, 2004, K&F Holdings, an affiliate of Aurora Capital Group, acquired K&F in exchange for cash consideration of approximately $1.06 billion (excluding capitalized transaction costs of $40.4 million). In addition, the former K&F Industries' equityholders retained $77.2 million of cash on hand at the Acquisition date. The cash consideration was used to repay substantially all of K&F Industries' then existing indebtedness and the related fees and expenses of K&F Industries and certain of its stockholders, with the balance paid to prior equityholders of K&F Industries (the "Acquisition").

        The Acquisition was financed with an offering by K&F Industries of $315.0 million of 7 3/4% Senior Subordinated Notes due 2014 (the "7 3/4% Notes"), the borrowing by K&F Industries of $480.0 million under a new $530 million Senior Secured Credit Facility (the "New Credit Facility") and $309.8 million in equity investments from K&F Holdings. K&F Holdings contributed the $309.8 million of equity to K&F Intermediate Holdco, Inc. ("Intermediate Holdco"), which then contributed such proceeds as equity to K&F Acquisition, Inc. prior to the merger of K&F Acquisition, Inc. with and into K&F Industries.

        The Acquisition was accounted for using the purchase method of accounting, pursuant to which the total purchase price, including related fees and expenses, was allocated to the acquired net assets based upon estimates of fair value. These adjustments were made by obtaining third-party valuations of certain tangible and intangible assets and liabilities.

        The following table summarizes the preliminary fair values assigned to K&F Industries' assets acquired and liabilities assumed in connection with the Acquisition on November 18, 2004:

Assets Acquired:
Current assets	$183,467,000
Property, plant and equipment	99,005,000
Debt issuance costs	29,280,000
Program participation costs	49,238,000
Other intangible assets	196,636,000
Goodwill	856,668,000

Total assets acquired	1,414,294,000

Liabilities Assumed:
Current liabilities	142,242,000
Pension liabilities	47,629,000
Postretirement benefit obligations	91,858,000
Deferred income taxes	20,169,000
Other long-term liabilities	5,684,000
Long-term debt	796,922,000

Total liabilities assumed	1,104,504,000

Net assets acquired	$309,790,000

        The Company is in the process of obtaining third party valuations of certain intangible assets, thus the allocation of the purchase price relating to the Acquisition is subject to refinement.

  Acquisition Transaction Expenses

        The Company's results of operations for the period from November 18, 2004 through December 31, 2004 and from January 1, 2004 through November 17, 2004 include one-time charges of

$5.4 million and $101.5 million, respectively. These charges were a result of the Acquisition and related financing transactions, and are as follows:

	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
		(Predecessor)
Compensation costs recognized for the cancellation of stock options	$—	$46,156,000
Premiums paid to redeem the 9 5/8% notes and the 9 1/4% notes	—	45,282,000
Write-off of debt issuance costs associated with the redemption of the 9 5/8% notes and the 9 1/4% notes	—	6,551,000
Professional fees and other expenses	—	3,544,000
Write-off of interim loan facility commitment fee and other fees and expenses	5,350,000	—

	$5,350,000	$101,533,000

  The 2002 Recapitalization

        On December 20, 2002, K&F Industries consummated a recapitalization which included: (i) the payment of a $200 million dividend to the holders of our common stock; (ii) payment of $9.4 million to the holders of our common stock options; and (iii) borrowing of $250 million of 9 5/8% senior subordinated notes due 2010 (the "9 5/8% Notes").

        All references in the Notes to the Consolidated Financial Statements to events or activities which occurred prior to the completion of the Acquisition relate to K&F "Predecessor."

2. Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of K&F Industries Holdings, Inc. and its subsidiaries. All material intercompany accounts and transactions between these entities have been eliminated.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash, commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

        Revenue and Expense Recognition—Revenue from the sale of products is generally recognized upon shipment to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed and determinable, and collection of the related receivable is probable.

        Inventory—Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. The Company evaluates the adequacy of these reserves quarterly.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Maintenance and repairs are expensed when incurred; renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows: buildings and improvements—8 to 40 years; machinery, equipment, furniture and fixtures—3 to 30 years; and leasehold improvements—over the life of the applicable lease or 10 years, whichever is shorter.

        Goodwill—In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill and other intangible assets that are deemed to have indefinite lives. The Company tests these assets for impairment at least annually or more frequently if any event occurs or circumstances change that indicate possible impairment.

        Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets.

        Upon completion of the Acquisition, the Company determined that Aircraft Braking Systems and Engineered Fabrics qualified as reporting units because discrete financial information exists for each operation and the management of each operation directly reviewed the operation's performance. In the future, if the Company determines that its current structure no longer meets the requirements of a reporting unit, the Company will reevaluate the reporting units with respect to the changes in our reporting structure.

        The first step of the impairment test identifies potential impairments by comparing the estimated fair value using a market multiple analysis and a discounted cash flow analysis of each reporting unit with its corresponding net book value, including goodwill. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test determines the potential impairment loss by applying the estimated fair value first to the tangible assets, then to the identifiable intangible assets. Any remaining value would then be applied to the goodwill. The excess carrying value of goodwill over the remaining fair value would indicate the amount of the impairment charge. See Note 14.

        Intangible Assets—Intangible assets consist of customer relationships, engineering drawings, contract backlog, in-house libraries, technology licenses, patents and program participation costs which are stated at cost and are being amortized on a straight-line method over periods of 3 to 25 years.

        Program Participation Costs—Program participation costs consist of incentives given to original equipment aircraft manufacturers in connection with their selection of our products for installation on aircraft ("Program Participation Costs"). These incentives include the following three components: cash payments, products discounted below cost and free products. The Company: (i) capitalizes all three components of Program Participation Costs only for sole source programs, which are then amortized as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years and (ii) expenses all three components of Program Participation Costs for non-sole source programs in cost of sales when the applicable original equipment is shipped or the cash payments component is paid. We categorize a program as sole source when two conditions are satisfied. First, we must be the only FAA-certified supplier of parts. Second, we must have a contractual commitment from the OEM such that the OEM (i) agrees to purchase parts for newly-produced aircraft exclusively from us, and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. If these two conditions are satisfied, the future benefit to be derived from the sale of replacement parts and the recoupment of the Program Participation Costs is highly likely.

        In contrast, prior to the Acquisition, (i) costs associated with discounted products and free products were recognized as an expense in cost of sales when the applicable original equipment was shipped and (ii) costs related to the cash payments component of Program Participation Costs were capitalized and then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense. Such cash payments amounted to approximately $6.3 million, $5.5 million, and $9.6 million for the period January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002, respectively, and discounts and free products relating to sole source programs recognized in cost of sales in the period incurred amounted to approximately $21.9 million, $17.2 million and $15.0 million for the period January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002, respectively.

        Evaluation of Long-Lived Assets—Long-lived assets, including intangible assets are assessed for recoverability on an ongoing basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144. In evaluating the value and future of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. There were no adjustments to the carrying amount of long-lived assets, except for the purchase price adjustments made in connection with the Acquisition, during the years ended December 31, 2004, 2003 and 2002, resulting from the Company's evaluations.

        Debt Issuance Costs—Debt issuance costs consist of financing costs of $28.8 million and $8.2 million, which are net of amortization (non-cash interest expense) of $0.5 million and $5.5 million at December 31, 2004 and 2003, respectively.

        Warranty—Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When the Company becomes aware of a defect in particular product, the estimated costs of all potential warranty claims arising from similar defects of all similar products are fully accrued. Such costs are included in cost of sales. See Note 12.

        Business and Credit Concentrations—The Company's customers are concentrated in the airline industry but are not concentrated in any specific region. The U.S. government accounted for approximately 23%, 26% and 26% of total sales for the years ended December 31, 2004, 2003 and 2002, respectively. No other single customer accounted for 10% or more of consolidated revenues for the years then ended, and there were no significant accounts receivable from a single customer, except the U.S. government, at December 31, 2004 and 2003.

        Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Stock-Based Compensation Plans—As permitted by SFAS No. 123, the Company accounted for its stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires the disclosure of pro forma net income had the Company adopted the fair value method. At December 31, 2004, the Company does not have a stock option plan. Disclosure related to the stock option plan of K&F (Predecessor) has been omitted because the pro forma effect on net income required to be disclosed under SFAS No. 123 is not material to the Company's results of operations.

        Earnings (loss) per share—Earnings (loss) per share—basic is computed by dividing the net income (loss) for the year by the weighted average number of shares of common stock outstanding during the year. The computation of earnings (loss) per share was as follows:

November 18, 2004 Through December 31, 2004
Basic and Diluted Loss Per Share:
Net loss	$(281,000)
Less: preferred stock dividends	(1,497,000)

Net loss available to common stockholders (numerator)	$(1,778,000)
Weighted average common shares outstanding—basic and diluted (denominator)	100,000

Basic and diluted loss per share	$(17.78)

        For the period November 18, 2004 through December 31, 2004 the Company had no securities that could potentially dilute basic loss per share.

        The Company has not included earnings (loss) per share information for the Predecessor period as it believes it is not meaningful as the Predecessor capital structure is not representative of the current capital structure.

        Accounting Changes and Pronouncements—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123-R. SFAS No. 123-R is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

        The Company plans to adopt SFAS No. 123-R using a modified prospective application. Under this application, companies are required to record compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The provisions of SFAS 123-R are effective for the Company on January 1, 2006, but early adoption is encouraged. The Company is still evaluating the impact of this standard on its consolidated financial position, results of operations and cash flows. The Company does not have a stock option plan at December 31, 2004.

        In January 2005, K&F Holdings established a stock option plan, covering an aggregate of 5,900 authorized but unissued shares of common stock, that may be awarded for the benefit of, and to incentivize, officers, directors, employees and certain other persons of K&F Holdings and its subsidiaries. In January 2005, K&F Holdings issued stock options to certain of K&F's officers, directors and employees and K&F Holdings' advisors to purchase an aggregate of 5,866 shares of common stock, at an exercise price of $1,000 per share, the estimated fair value at the date of grant. The options issued to K&F's officers, directors, and employees vest at the rate of 20% per year and the options issued to the advisors vest immediately.

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

        In May 2004, the Financial Accounting Standards Board (the "FASB") issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act," which supersedes Staff Position No. 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees.

        As of December 31, 2003, the Company had elected to defer any accounting for the effects of the Act pursuant to Staff Position No. 106-1. We adopted Staff Position No. 106-2 as of July 1, 2004, the beginning of our third quarter, retroactive to January 1, 2004. The Company determined that benefits provided by the plan were at least actuarially equivalent to Medicare Part D. The Company remeasured the effects of the Act on the recorded Accumulated Plan Benefit Obligation ("APBO") as of January 1, 2004. See Note. 11.

        In December 2003, the FASB issued SFAS No. 132 (Revised) ("SFAS No. 132-R"), "Employer's Disclosure about Pensions and Other Postretirement Benefits." SFAS 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows. See Note 11.

        In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," expanding the guidance in Accounting Research Bulletin No. 51, "Consolidated Financial Statements," relating to transactions involving variable interest entities. In December 2003, the FASB issued FIN No. 46 (Revised) to address certain FIN No. 46 implementation issues. The Company adopted FIN No. 46 (Revised) as of December 31, 2003. As the Company does not have any variable interest entities, the adoption of this standard did not have an impact on the Company's consolidated financial statements.

3. Accounts Receivable

	December 31,
	2004	2003
		(Predecessor)
Accounts receivable, principally from commercial customers	$35,885,000	$35,306,000
Accounts receivable on U.S. government and other long-term contracts	7,684,000	7,505,000
Allowances	(1,236,000)	(1,216,000)

Total	$42,333,000	$41,595,000

        An analysis of changes in the allowance for doubtful accounts is as follows:

			Year ended December 31,
	November 18, 2004 through December 31, 2004	January 1, 2004 through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$1,236,000	$1,216,000	$1,056,000	$647,000
Current period provisions	—	20,000	170,000	419,000
Write-offs	—	—	(10,000)	(10,000)

Balance at end of period	$1,236,000	$1,236,000	$1,216,000	$1,056,000

4. Inventory

	December 31,
	2004	2003
		(Predecessor)
Raw materials and work-in-process	$35,356,000	$22,324,000
Finished goods	16,017,000	15,839,000
Inventoried costs related to U.S. government and other long-term contracts	9,874,000	11,924,000

Total	$61,247,000	$50,087,000

5. Property, Plant and Equipment

	December 31,
	2004	2003
		(Predecessor)
Land	$4,493,000	$661,000
Buildings and improvements	30,554,000	38,234,000
Machinery, equipment, furniture and fixtures	66,036,000	134,433,000

Total	101,083,000	173,328,000
Less accumulated depreciation and amortization	1,491,000	109,748,000

Total	$99,592,000	$63,580,000

6. Other Current Liabilities

	December 31,
	2004	2003
		(Predecessor)
Accrued payroll costs	$15,919,000	$14,451,000
Accrued property and other taxes	2,197,000	2,711,000
Accrued costs on long-term contracts	2,639,000	5,061,000
Accrued warranty costs	12,261,000	13,261,000
Customer credits	5,402,000	5,918,000
Postretirement benefit obligation other than pensions	4,000,000	3,000,000
Other	4,002,000	5,219,000

Total	$46,420,000	$49,621,000

7. Long-Term Debt

	December 31,
	2004	2003
		(Predecessor)
Senior term loan	$475,000,000	$—
7 3/4% Senior Subordinated Notes due 2014	315,000,000	—
9 1/4% Senior Subordinated Notes due 2007	—	145,000,000
9 5/8% Senior Subordinated Notes due 2010	577,000	250,000,000

Total	$790,577,000	$395,000,000

        New Credit Facility—Concurrent with the closing of the Acquisition, K&F Industries entered into a new $530.0 million senior secured credit facility, consisting of a six-year $50.0 million revolving credit facility and an eight-year $480.0 million term loan facility and terminated its prior $30 million revolving credit facility. The term loan is repayable in quarterly installments of $1.2 million for the first seven years and thereafter in quarterly installments of $111.6 during the eighth year. The revolving credit facility is available, subject to certain conditions, for general corporate purposes of K&F Industries and its subsidiaries in the ordinary course of business and for other transactions permitted under the New Credit Facility. A portion of the revolving credit facility is available for letters of credit. The obligations under the New Credit Facility are secured by a lien on substantially all of K&F Industries' assets and substantially all of the assets of the K&F Industries' direct and indirect subsidiaries and are guaranteed by K&F Industries' direct and indirect domestic subsidiaries.

        Borrowings under the New Credit Facility bear interest, at the option of K&F Industries, at a rate equal to an applicable margin plus (a) the base rate, which will be the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.5% or (b) the eurodollar rate, which will be the rate at which eurodollar deposits for one, two, three or six or (if available to all lenders under the relevant facility, as determined by such lenders in their sole discretion) nine or twelve months are offered in the interbank eurodollar market. The applicable margin for the revolving credit facility is currently 1.50% with respect to the base rate loans and 2.50% with respect to eurodollar loans. The applicable margin for the term loan facility is currently 1.50% with respect to base rate loans and 2.50% with respect to eurodollar loans. Upon the occurrence of any payment default, all outstanding amounts under the New Credit Facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum. K&F Industries is also obligated to pay a commission on all outstanding letters of credit in the amount of an applicable margin then in effect with respect to eurodollar loans under the revolving credit facility as well as fronting fees on the aggregate drawable amount of all outstanding letters of credit. The weighted average interest rate on outstanding indebtedness under the New Credit Facility was 4.9% at December 31, 2004.

        The New Credit Facility contains customary representations and warranties, covenants and conditions to borrowing.

        The New Credit Facility contains a number of negative covenants that limit K&F Industries and its subsidiaries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of their assets, making certain restricted payments, making capital expenditures, creating any liens on ours or our subsidiaries' assets, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. It also restricts K&F Industries from paying dividends and otherwise transferring assets to K&F Holdings, except for administrative, legal and accounting services.

        The New Credit Facility also requires the maintenance of certain quarterly financial and operating ratios, including a consolidated cash interest coverage ratio and consolidated leverage ratio. K&F Industries was in compliance with all covenants at December 31, 2004.

        The New Credit Facility also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

        Scheduled debt maturities for the five years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$—
2006	4,600,000
2007	4,800,000
2008	4,800,000
2009	4,800,000
Thereafter	456,000,000

        The New Credit Facility provides for revolving loans not to exceed $50.0 million, with up to $10 million available for letters of credit. The revolving loan commitment terminates on November 18, 2010. At December 31, 2004, K&F Industries had $48.0 million available to borrow under the revolving credit facility and $2.0 million of letters of credit outstanding.

        Senior Subordinated Notes—In connection with the Acquisition, on November 18, 2004, K&F Industries repurchased $138.9 million in principal amount of our 9 1/4% senior subordinated notes due 2007 (the "9 1/4% Notes") and $249.4 million of our 9 5/8% Notes. On December 23, 2004, K&F Industries redeemed the remaining $6.1 million principal amount outstanding of our 9 1/4% Notes. The $577,000 principal amount of our 9 5/8% Notes remain outstanding and will be governed by the related amended indenture.

        On November 18, 2004, in connection with the Acquisition, K&F Industries issued $315.0 million of 7 3/4% Notes which mature on November 15, 2014. The 7 3/4% Notes are unsecured obligations of K&F Industries ranking subordinate to K&F Industries' senior debt, as defined in the indenture governing the 7 3/4% Notes. Interest on the 7 3/4% Notes is payable semi-annually.

        The 7 3/4% Notes are redeemable by K&F Industries at any time after November 15, 2009, at descending redemption prices ranging from 103.875% in November 2009 to 100% after November 2012. At any time prior to November 15, 2007, K&F Industries may on any one or more occasions redeem up to 35% of the aggregate principal of the 7 3/4% Notes from the proceeds of equity offerings at a redemption price of 107.75% of the principal amount thereof.

        On October 15, 2003, K&F Industries redeemed $40 million aggregate principal amount of the 9 1/4% Notes at a redemption price of 103.083% of the principal amount thereof. In connection therewith, K&F recorded a charge to interest expense of $1.6 million, for redemption premiums and the write-off of a portion of related unamortized financing costs.

8. Fair Value of Financial Instruments

        The carrying amounts of all financial instruments reported on the balance sheet at December 31, 2004 and 2003 approximate their fair value, except as discussed below.

        The estimated fair value of K&F Industries' 7 3/4% Notes, based on quoted market prices or on current rates for similar debt with the same maturities was approximately $323.0 million at December 31, 2004. The estimated fair value of K&F Industries' outstanding indebtedness on the New Credit Facility approximates its fair value because the interest rates on the debt are reset on a frequent basis to reflect current market rates.

        As a requirement of its New Credit Facility, K&F Industries entered into the following: (i) a 3 month LIBOR interest rate cap at 4.5% from December 2004 to December 2005 on $240 million of the term loans; and (ii) a 3 month interest rate cap at 6% from December 2005 to December 2007 for an increasing notional amount starting at $144.6 million, increasing to $161.2 million. The carrying amounts of these interest rate caps ($351,000 in long-term assets and $14,000 in current assets) approximate their fair values as reflected in the December 31, 2004 balance sheet.

        As a requirement of a previous credit facility, K&F Industries entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates. This agreement expired on December 17, 2003. The payments made under the swap agreement were $4.0 million and $3.8 million in 2003 and 2002, respectively, which is included in interest expense.

9. Capital Stock and Stock Options

        Common Stock—Authorized common stock at December 31, 2004 of K&F Holdings consists of 1,000,000 shares of voting common stock, par value $.01 per share. The total number of shares of voting common stock of K&F Holdings issued and outstanding at December 31, 2004 was 100,000 shares. Prior to the Acquisition, there were 1,000,000 authorized shares of voting common stock, par value $.01 per share. The total number of shares of voting common stock prior to the Acquisition issued and outstanding was 740,398 shares.

        Senior Redeemable Preferred Stock—Authorized senior redeemable preferred stock at December 31, 2004 of K&F Holdings consists of 9,250 shares, par value $.01 per share. The total number of shares of senior redeemable preferred stock of K&F Holdings issued and outstanding at December 31, 2004 was 9,250 shares. The senior preferred stock ranks senior to all other equity securities of K&F Holdings as to dividend rights or upon liquidation unless the holders of a majority of the senior preferred stock otherwise consent in respect of any other class of equity security ranking pari passu with or senior to the senior preferred stock. Dividends accrue on the senior preferred stock (during each annual period) at a rate per annum equal to fifteen percent (15%) on the liquidation preference of the senior preferred stock as in effect at the beginning of such annual period. The amount of dividends that accrue for any period shorter than a full annual dividend period is computed on the basis of a year of 360 days. The senior preferred stock is subject to mandatory redemption on the twelfth anniversary of the closing of the Acquisition at a redemption price equal to the liquidation preference of the senior preferred stock in effect on the date of redemption (the "Redemption Price"). The senior preferred stock is subject to mandatory redemption, upon the occurrence of a change of control of K&F Holdings at a redemption price equal to the Redemption Price; provided, however, that K&F Holdings will not permit a change of control to occur if the proceeds would not be sufficient to pay the Redemption Price. The senior preferred stock is subject to redemption at any time, in whole or in part, at the option of K&F Holdings at the Redemption Price. In the event of any liquidation, dissolution or winding up of K&F Holdings, the holders of the senior preferred stock will be entitled to receive, prior and in preference to the holders of common stock or any junior preferred stock, an amount equal to the stated value plus all accrued by unpaid dividends thereon (whether or not declared) computed to the date payment thereof is made. The "stated value" means the initial purchase price for the senior preferred stock, which is $10,000 per share. The senior preferred stock is non-voting except as required by Delaware law.

        Senior preferred stock subject to mandatory redemption consists of:

December 31, 2004
Senior redeemable preferred stock—$.01 par value, 9,250 shares authorized, issued and outstanding	$92,500,000
Retained earnings attributable to those shares	1,696,000

$94,196,000

        Junior Redeemable Exchangeable Preferred Stock—Authorized junior redeemable exchangeable preferred stock at December 31, 2004 of K&F Holdings consists of 90,750 shares, par value $.01 per share. The total number of shares of junior redeemable exchangeable preferred stock of K&F Holdings issued and outstanding at December 31, 2004 was 12,250 shares. The Junior Redeemable Exchangeable Preferred Stock (the "junior preferred stock") ranks junior to the K&F Holdings senior preferred stock and senior to the K&F Holdings common stock as to dividend rights or upon liquidation. Dividends accrue on the junior preferred stock (during each annual period) at a rate per annum equal to 10% on the liquidation preference of the junior preferred stock as in effect at the beginning of such annual period. The amount of dividends that accrue for any period shorter than a full annual dividend period is computed on the basis of a year of 360 days. The junior preferred stock is subject to redemption at any time, in whole or in part, at the option of K&F Holdings at a redemption price equal to liquidation preference of the junior preferred stock in effect on the date of redemption (the "Junior Preferred Redemption Price"). Provided the redemption of the senior preferred stock obligations arising upon the occurrence of a change of control are satisfied in full, the junior preferred stock will be subject to a mandatory change of control redemption, upon the occurrence of a change of control of K&F Holdings at the Junior Preferred Redemption Price. Provided that no share of senior preferred stock is then outstanding, and to the extent that funds are legally available for the redemption of the junior preferred stock, the shares of junior preferred stock are exchangeable at the sole option of K&F Holdings for K&F Holdings subordinated exchange debentures due on the January 1st immediately following the tenth anniversary of the date of the issuance thereof but in no event prior to January 1, 2016. In the event of any liquidation, dissolution or winding up of K&F Holdings, the holders of the junior preferred stock will be entitled to receive, prior and in preference to the holders of common stock, an amount equal to the stated value plus all accrued but unpaid dividends thereon (whether or not declared) computed to the date payment thereof is made. The "stated value" means the initial purchase price for the junior preferred stock, which is $10,000 per share. The junior preferred stock is non-voting except as required by Delaware law.

        Stock Options—There was no stock option plan at December 31, 2004.

        Prior to the Acquisition, K&F Industries had two stock option plans which provided for the grant of non-qualified or incentive stock options to acquire an aggregate of 100,000 authorized but unissued shares of common stock. Such options generally vested upon the passage of time or a change of control. In connection with the Acquisition, all unvested stock options became vested and were canceled for cash consideration in connection with the Acquisition. Option exercise prices were issued above the fair market value of K&F Industries common stock at the date of grant, as determined by an independent appraisal of K&F Industries.

10. Accumulated Other Comprehensive Income (Loss)

        Components of accumulated other comprehensive income (loss), net of taxes, consist of the following:

	Cumulative Translation Adjustments	Cumulative Effect of Change in Accounting Principle	Amortization of Transition Adjustment Included in Interest Expense	Additional Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
January 1, 2002 (Predecessor)	$(130,000)	$(550,000)	$184,000	$(15,778,000)	$(16,274,000)
2002 change	224,000	—	184,000	(11,944,000)	(11,536,000)

December 31, 2002 (Predecessor)	94,000	(550,000)	368,000	(27,722,000)	(27,810,000)
2003 change	199,000	—	182,000	(329,000)	52,000

December 31, 2003 (Predecessor)	293,000	(550,000)	550,000	(28,051,000)	(27,758,000)
January 1, 2004 through November 17, 2004 change	121,000	—	—	(4,881,000)	(4,760,000)

November 17, 2004 (Predecessor)	414,000	(550,000)	550,000	(32,932,000)	(32,518,000)
November 18, 2004 through December 31, 2004 change	(345,000)	550,000	(550,000)	32,932,000	32,587,000

December 31, 2004	$69,000	$—	$—	$—	$69,000

11. Employee Benefit Plans

        The Company provides pension benefits to substantially all employees through hourly and salaried pension plans. The plans provide benefits based primarily on the participant's years of service. The salaried plan also includes voluntary employee contributions. The Company's funding policy is to contribute the minimum required under the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Company provides postretirement health care and life insurance benefits for all eligible employees and their dependents active at April 27, 1989 and thereafter, and postretirement life insurance benefits for retirees prior to April 27, 1989. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements of the Company's pension plans. The health care plans are generally contributory and the life insurance plans are generally non-contributory.

        The following represents a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit and other postretirement benefit plans:

	Pension Benefits December 31,		Postretirement Benefits December 31,
	2004	2003	2004	2003
		(Predecessor)		(Predecessor)
Change in benefit obligation
Benefit obligation at beginning of year	$136,075,000	$121,797,000	$109,837,000	$101,020,000
Service cost	4,951,000	4,412,000	1,681,000	2,215,000
Interest cost	8,441,000	8,029,000	5,537,000	6,953,000
Plan participants' contributions	410,000	436,000	1,067,000	919,000
Amendments	927,000	—	(8,580,000)	(12,638,000)
Actuarial loss (gain)	6,241,000	7,623,000	(8,158,000)	15,842,000
Benefits paid	(6,936,000)	(6,222,000)	(5,308,000)	(4,474,000)

Benefit obligation at end of year	150,109,000	136,075,000	96,076,000	109,837,000

Change in plan assets
Fair value of plan assets at beginning of year	102,675,000	97,161,000	—	—
Actual return on plan assets	6,056,000	11,268,000	—	—
Employer contributions	81,000	32,000	4,241,000	3,555,000
Plan participants' contributions	410,000	436,000	1,067,000	919,000
Benefits paid	(6,936,000)	(6,222,000)	(5,308,000)	(4,474,000)

Fair value of plan assets at end of year	102,286,000	102,675,000	—	—

Funded status	(47,823,000)	(33,400,000)	(96,076,000)	(109,837,000)
Unrecognized actuarial (gain) loss	(425,000)	52,038,000	(194,000)	36,401,000
Unrecognized prior service cost	—	3,373,000	—	(14,032,000)

Net amount recognized	$(48,248,000)	$22,011,000	$(96,270,000)	$(87,468,000)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$—	$—	$—	$—
Accrued benefit liability	(48,248,000)	(26,885,000)	(96,270,000)	(87,468,000)
Intangible asset	—	3,373,000	—	—
Accumulated other comprehensive income	—	45,523,000	—	—

Net amount recognized	$(48,248,000)	$22,011,000	$(96,270,000)	$(87,468,000)

Weighted-average assumptions:
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected return on plan assets	9.00	9.00	—	—
Rate of compensation increase	4.00	4.00	4.00	4.00

        The following represents the net periodic benefit cost for the defined benefit and postretirement benefit plans:

	Pension Benefits				Postretirement Benefits
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004			November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			Year Ended December 31,				Year Ended December 31,
			2003	2002			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)		(Predecessor)	(Predecessor)	(Predecessor)
Service cost	$651,000	$4,300,000	$4,412,000	$3,797,000	$225,000	$1,456,000	$2,215,000	$1,883,000
Interest cost	1,118,000	7,323,000	8,029,000	7,663,000	717,000	4,820,000	6,953,000	6,452,000
Expected return on plan assets	(1,142,000)	(7,994,000)	(8,272,000)	(9,064,000)	—	—	—	—
Amortization of prior service cost	—	413,000	393,000	217,000	—	(5,066,000)	(3,932,000)	(3,932,000)
Recognized actuarial loss (gain)	—	2,886,000	3,757,000	2,002,000	—	1,317,000	1,480,000	608,000

Net periodic benefit cost	$627,000	$6,928,000	$8,319,000	$4,615,000	$942,000	$2,527,000	$6,716,000	$5,011,000

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $150.1 million, $144.7 million and $102.3 million, respectively, as of December 31, 2004 and $136.1 million, $129.6 million and $102.7 million, respectively, as of December 31, 2003.

        In the fourth quarter of 2003 the Company announced to all active salaried and the majority of its retired salaried employees that effective January 1, 2012 it would freeze its share of the retiree health care costs at the 2011 employer cost level. This announcement was also made to all Aircraft Braking Systems' retired bargaining employees or their continuing beneficiaries.

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), was enacted. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

        In May 2004, the Financial Accounting Standards Board issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act," which supersedes Staff Position No. 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees.

        As of December 31, 2003, the Company had elected to defer any accounting for the effects of the Act pursuant to Staff Position No. 106-1. The Company adopted Staff Position No. 106-2 as of July 1, 2004, the beginning of our third quarter, retroactive to January 1, 2004. The Company determined that benefits provided by the plan were at least actuarially equivalent to Medicare Part D. The Company remeasured the effects of the Act on the recorded APBO as of January 1, 2004. The effect of the federal subsidy to which we are entitled has been estimated to decrease the APBO by approximately $10.5 million.

        The decrease in the APBO was treated as a gain, which was amortized from January 1, 2004. The table below details the reduction in net periodic postretirement cost by component, which is included in the results of operations for the year ended December 31, 2004, as a result of the Act and the adoption of Staff Position No. 106-2.

	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
		(Predecessor)
Service cost	$30,000	$175,000
Interest cost	90,000	570,000
Recognized actuarial gain	—	715,000

Net periodic postretirement benefit	$120,000	$1,460,000

        For measurement purposes, a 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease in each year thereafter through 2010 (to 5.0% for 2010) and remain at that level thereafter.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2004:

	One- Percentage- Point Increase	One- Percentage- Point Decrease
Effect on total of service cost and interest cost components	$841,000	$(501,000)
Effect on postretirement benefit obligation	10,219,000	(6,273,000)

        The Company hired an investment manager to oversee the selection of investment managers and their performance. Our current asset allocation is 50% of assets invested primarily in U.S. equities with the balance primarily in investment grade fixed income securities.

        Eligible employees also participate in the Company's Savings Plan. The Company matches 60% of a participating employee's contributions, up to 6% of compensation. The employer contributions generally vest to participating employees after three years of service. The matching contributions were $193,000, $1,460,000, $1,690,000 and $1,689,000 for the periods November 18, 2004 through December 31, 2004 and January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002, respectively.

12. Commitments and Product Warranties

  Commitments

        The Company is party to various non-cancelable operating leases which are longer than a one-year term for certain data processing, and other equipment and facilities with minimum rental commitments payable as follows:

Year Ending December 31,	Amount
2005	$3,982,000
2006	2,973,000
2007	2,653,000
2008	1,527,000
2009	397,000
Thereafter	4,054,000

        Rental expense was $464,000, $4,601,000, $4,155,000 and $4,076,000 for the periods November 18, 2004 through December 31, 2004 and January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002, respectively.

  Product Warranties

        Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When the Company becomes aware of a defect in a particular product, the estimated costs of all potential warranty claims arising from similar defects of all similar products are fully accrued. An analysis of changes in the liability for product warranty is as follows:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$14,877,000	$13,924,000	$15,166,000	$13,736,000
Current (credits) provisions	(76,000)	6,422,000	6,925,000	9,935,000
Expenditures	(1,943,000)	(5,469,000)	(8,167,000)	(8,505,000)

Balance at end of period	$12,858,000	$14,877,000	$13,924,000	$15,166,000

13. Contingencies

        There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial statements.

14. Goodwill and Intangible Assets

        Intangible assets subject to amortization consist of the following:

	December 31, 2004
				Estimated Weighted Average Useful Life
	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:
Debt issuance costs	$29,280,000	$(512,000)	$28,768,000	9 years

Program participation costs	$52,025,000	$(247,000)	$51,778,000	25 years

Customer relationships	$138,647,000	$(666,000)	$137,981,000	25 years
Engineering drawings	20,881,000	(139,000)	20,742,000	18 years
Contract backlog	12,203,000	(450,000)	11,753,000	3 years
In-house libraries	8,297,000	(55,000)	8,242,000	18 years
Technology licenses	7,003,000	(84,000)	6,919,000	10 years
Patents	4,017,000	(46,000)	3,971,000	11 years

Total amortizable intangible assets	$191,048,000	$(1,440,000)	$189,608,000

	December 31, 2003 (Predecessor)
				Estimated Weighted Average Useful Life
	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:
Debt issuance costs	$13,665,000	$(5,497,000)	$8,168,000	9 years

Program participation costs	$61,537,000	$(15,473,000)	$46,064,000	20 years

Tradenames	$16,000,000	$(7,823,000)	$8,177,000	30 years
Intellectual property	5,670,000	(1,134,000)	4,536,000	10 years
Other (includes pension intangible asset)	3,910,000	(385,000)	3,525,000	3 years

Total amortizable intangible assets	$25,580,000	$(9,342,000)	$16,238,000

        Goodwill and intangible assets not subject to amortization consist of the following:

	December 31,
	2004	2003
		(Predecessor)
Goodwill	$856,668,000	$167,011,000
Trademarks	5,588,000	—

Total unamortizable intangible assets	$862,256,000	$167,011,000

        Goodwill allocated to the Company's reporting units, Aircraft Braking Systems and Engineered Fabrics, was $779.3 million and $77.4 million, respectively, at December 31, 2004 and $135.7 million and $31.3 million, respectively, at December 31, 2003.

        The aggregate amortization expense during the periods November 18, 2004 through December 31, 2004 and January 1, 2004 through November 17, 2004 and for the years ended December 31, 2003 and 2002 was $1.7 million, $4.2 million, $4.3 million and $3.9 million, respectively.

        The estimated annual amortization expense for intangible assets, debt issuance costs (non-cash interest) and program participation costs subject to amortization in each of the five succeeding years from December 31, 2004 is as follows:

Year Ending December 31,	Intangible Asset— Amortization	Debt Issuance Costs— Amortization	Program Participation Costs— Amortization
2005	$11,900,000	$4,200,000	$2,100,000
2006	11,900,000	3,900,000	2,100,000
2007	11,900,000	3,700,000	2,100,000
2008	10,100,000	3,500,000	2,100,000
2009	8,100,000	3,300,000	2,100,000

15. Income Taxes

        The Company's provision for income taxes consists of:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Current domestic (provision) benefit	$(263,000)	$8,355,000	$(8,288,000)	$(1,815,000)
Foreign (provision)	(95,000)	(443,000)	(739,000)	(451,000)
Deferred tax benefit (provision)	1,220,000	17,170,000	(1,461,000)	(14,464,000)

Income tax benefit (provision)	$862,000	$25,082,000	$(10,488,000)	$(16,730,000)

        The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%	35.0%
State tax	1.6	(1.2)	2.0	1.7
Tax reserves no longer needed	—	(6.3)	(5.3)	—
Extraterritorial income exclusion benefit	(27.6)	(4.9)	(5.3)	—
Tax credits	—	—	(3.9)	—
Foreign taxes and other	(14.4)	1.0	(2.0)	(8.3)

Effective income tax rate	(75.4)%	(46.4)%	20.5%	28.4%

        The components of the net deferred tax liability are as follows:

	December 31,
	2004	2003
		(Predecessor)
Tax net operating loss carryforwards	$9,644,000	$1,076,000
Temporary differences:
Postretirement and other employee benefits	63,623,000	50,473,000
Intangibles	(70,036,000)	(49,342,000)
Program participation costs	(19,861,000)	(16,729,000)
Other	(2,321,000)	(4,851,000)

Net deferred tax liability	$(18,951,000)	$(19,373,000)

16. Related Party Transactions

Indemnification

        Pursuant to the stock purchase agreement for the Acquisition, K&F Holdings agreed that after the consummation of the Acquisition, it and K&F Industries will indemnify all current and former directors, officers, employees and agents of K&F Industries and its subsidiaries and will, subject to certain limitations, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions that are no less advantageous than the policy in effect as of the date of the stock purchase agreement.

Bernard L. Schwartz

        Prior to the Acquisition, Bernard L. Schwartz ("BLS") owned or controlled 50% K&F's of capital stock and had the right to designate a majority of K&F Industries' board of directors. Mr. B. Schwartz currently serves as the Chairman of K&F Industries' board of directors. We entered into an agreement with Mr. B. Schwartz whereby Mr. B. Schwartz was entitled to the full and exclusive use of K&F Industries' leased 1988 Gulfstream G-IV aircraft from the date of the closing of the Acquisition to November 3, 2005, provided that either K&F Industries or Mr. B. Schwartz may terminate the agreement as of an earlier date under certain circumstances. Mr. B. Schwartz was responsible for all fees and expenses related to the use of the airplane, including lease payments, salaries and benefits for the flight crew, severance payments due at the termination of the lease, repairs, maintenance and insurance. Mr. B. Schwartz is also obligated to indemnify K&F Industries and its directors, officers and affiliates for any losses incurred by any of them due to his use of the airplane during the term of the agreement. The agreement was terminated in May 2005.

        Mr. B. Schwartz is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd., or Loral Space. The Company reimburses Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. The Company believes this arrangement is as favorable to the Company as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company had an Advisory Agreement with BLS which provided for the payment of an aggregate of $200,000 per month of compensation to BLS and persons or expenses designated by him. Such agreement was terminated upon consummation of the Acquisition.

        The Company had a bonus plan pursuant to which the Company's Board of Directors awarded bonuses to BLS ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $1.8 million, $2.7 million and $4.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. This plan was terminated upon consummation of the Acquisition.

        In connection with the Acquisition, Mr. B. Schwartz entered into a three-year noncompetition agreement with K&F Holdings and K&F which restricts his ability to compete in businesses similar to ours.

Commitment Fee

        Cerberus Capital Management, L.P., the holder of 89.2% of K&F Holdings' senior preferred stock, delivered a commitment letter to K&F Holdings, in connection with its proposed purchase of K&F Holdings' senior preferred stock. Approximately $2.8 million was paid to Cerberus Capital on the closing date of the Acquisition, pursuant to the commitment letter. Additionally, on the closing date of the Acquisition, K&F Industries also paid Madeleine L.L.C., an affliate of Cerberus Capital Management, L.P., and one of the lenders under the credit facility, an additional commitment fee of $1.4 million.

Purchasers of 7 3/4% Notes

        Mr. B. Schwartz, Mr. K. Schwartz, Mr. Kisner and certain of their family members and affiliates, and Mr. Charles acquired an aggregate of $31.1 million in principal amount of the 7 3/4% Notes from the initial purchasers of such notes.

Management Services Agreement

        In connection with the Acquisition, the Company entered into a management services agreement with Aurora Management Partners LLC, an affiliate of Aurora Capital Group, for management and financial advisory services to be provided to the Company and our subsidiaries. Pursuant to this agreement, subject to certain conditions, the Company will pay an annual management fee to Aurora Management Partners of $1.0 million and will reimburse its out-of-pocket expenses. If the Company consummates any significant acquisition or disposition, Aurora Management Partners will be entitled to receive a fee from us for investment banking services in connection with the transaction. The fee is equal to up to 2% of the transaction consideration (including debt assumed and current assets retained). Aurora Management Partners also received a one-time transaction fee of $11.4 million in addition to reimbursement of $1.4 million in expenses at consummation of the Transactions.

Lehman Brothers

        Pursuant to a financial advisory agreement between Lehman Brothers Inc. ("Lehman Brothers") and the Company, Lehman Brothers acted as exclusive financial adviser to the Company and the Company agreed to pay Lehman Brothers customary fees for services when rendered. This financial advisory agreement was terminated upon consummation of the Acquisition. During the period

November 18, 2004 through December 31, 2004 and for the year ended December 31, 2002, the Company paid Lehman Brothers $3.5 million and $6.3 million for underwriting discounts and commissions in connection with the issuance of the 7 3/4 Notes and the 9 5/8% Notes, respectively. During the period November 18, 2004 through December 31, 2004, the Company also paid Lehman Brothers $5.2 million in connection with the New Credit Facility and an interim credit facility. During the period January 1, 2004 through November 17, 2004 and for the year ended December 31, 2003, no amounts were paid under this agreement. Affiliates of Lehman Brothers owned 50% of the outstanding capital stock of the Company prior to the Acquisition.

17. Segments

        The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems and Engineered Fabrics, each considered an operating segment. Aircraft Braking Systems manufactures aircraft wheels, brakes and brake control systems. Engineered Fabrics manufactures aircraft fuel tanks and iceguards and various other products from coated fabrics. The accounting policies of the subsidiaries are the same as those described in the summary of significant accounting policies. Both subsidiaries are managed separately due to different products, technology and marketing strategies. The Company evaluates performance of the subsidiaries based on profits from operations before interest, income taxes and extraordinary charges ("Operating Profits").

        K&F has no independent assets or operations, and its obligations under the 7 3/4% Notes are fully and unconditionally guaranteed by all of K&F's domestic subsidiaries, on a joint and several basis. As almost all of the Company's revenues and profits are derived from the subsidiaries which guarantee the 7 3/4% Notes, the other subsidiaries of K&F, which are foreign subsidiaries, are not material to the Company.

        The following represents financial information about the Company's segments:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Sales:
Aircraft Braking Systems	$46,005,000	$247,843,000	$287,522,000	$301,408,000
Engineered Fabrics	7,443,000	52,025,000	55,296,000	47,241,000

	53,448,000	$299,868,000	$342,818,000	$348,649,000

Operating Profits:
Aircraft Braking Systems	$11,582,000	$73,861,000	$87,824,000	$80,871,000
Engineered Fabrics	822,000	7,890,000	7,483,000	4,186,000
Transaction expenses	5,350,000	101,533,000	—	—

Operating income (loss)	7,054,000	(19,782,000)	95,307,000	85,057,000
Interest expense, net	8,197,000	34,287,000	44,186,000	26,194,000

(Loss) income before income taxes	$(1,143,000)	$(54,069,000)	$51,121,000	$58,863,000

Depreciation and Amortization:
Aircraft Braking Systems	$2,522,000	$9,557,000	$11,189,000	$11,077,000
Engineered Fabrics	388,000	910,000	1,011,000	935,000

	$2,910,000	$10,467,000	$12,200,000	$12,012,000

Capital Expenditures:
Aircraft Braking Systems	$1,464,000	$2,539,000	$4,734,000	$3,487,000
Engineered Fabrics	346,000	353,000	729,000	591,000

Total segments	1,810,000	2,892,000	5,463,000	4,078,000
Corporate	—	10,000	5,000	6,000

	$1,810,000	$2,902,000	$5,468,000	$4,084,000

	December 31,
	2004	2003	2002
		(Predecessor)	(Predecessor)
Total Assets:
Aircraft Braking Systems	$1,183,123,000	$348,609,000	$346,956,000
Engineered Fabrics	133,750,000	60,593,000	60,034,000

	$1,316,873,000	$409,202,000	$406,990,000

        The following reconciles the total assets for the reportable segments to the Company's consolidated assets:

	December 31,
	2004	2003	2002
		(Predecessor)	(Predecessor)
Total Assets:
Total assets for reportable segments	$1,316,873,000	$409,202,000	$406,990,000
Debt issuance costs not allocated to segments	28,768,000	8,168,000	10,645,000
Corporate assets	9,474,000	1,364,000	1,801,000
Income taxes receivable not allocated to segments	—	851,000	2,609,000

Consolidated Total	$1,355,115,000	$419,585,000	$422,045,000

        The following represents the Company's total sales by products:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Braking systems	$46,005,000	$247,843,000	$287,522,000	$301,408,000
Fuel tanks	5,054,000	40,720,000	39,881,000	37,845,000
Other	2,389,000	11,305,000	15,415,000	9,396,000

	$53,448,000	$299,868,000	$342,818,000	$348,649,000

        The following represents sales by geographic location:

			Year Ended December 31,
	November 18, 2004 Through December 31, 2004	January 1, 2004 Through November 17, 2004
			2003	2002
		(Predecessor)	(Predecessor)	(Predecessor)
Sales:
United States	$31,681,000	$176,107,000	$208,408,000	$207,107,000
Europe	11,988,000	60,191,000	67,859,000	69,210,000
Asia	3,658,000	33,008,000	37,519,000	40,018,000
North America	2,197,000	22,690,000	21,081,000	20,287,000
South America	3,510,000	6,119,000	5,815,000	9,658,000
Australia	414,000	1,753,000	2,136,000	2,369,000

	$53,448,000	$299,868,000	$342,818,000	$348,649,000

        Sales are attributed to geographic location based on the location of the customer. Long-lived assets held outside of the United States were $284,000 and $323,000 as of December 31, 2004 and 2003, respectively.

        The U.S. government accounted for approximately 23%, 26% and 26% of the Company's total sales for the years ended December 31, 2004, 2003 and 2002, respectively. No other customer accounted for more than 10% of total sales.

18.    Subsequent Event (unaudited)

        On May 19, 2005, the Board of Directors of the Company approved a change in the Company's name from K&F Parent, Inc. to K&F Industries Holdings, Inc. The Board of Directors also approved the filing of the registration statement on Form S-1 with respect to an offering of the Company's common stock.

        On May 19, 2005, the Company issued stock options to certain of K&F's officers, directors and employees to purchase an aggregate of 1,290 shares of common stock, at an exercise price of $1,000 per share.

        In April and May 2005, the Company received approximately $42.0 million in proceeds from offerings of its common stock and approximately $51.5 million in proceeds from offerings of its junior preferred stock. The Company used a portion of the proceeds from these offerings to fund the redemption, at par, plus acccrued dividends of its outstanding 15.0% senior redeemable preferred stock.

P R O S P E C T U S

                  Shares
Common Stock

K&F Industries Holdings, Inc.

Goldman, Sachs & Co. Lehman Brothers

        Until                        , 2005 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the NYSE filing fee.

Amount to be Paid
SEC registration fee		$11,770
NASD filing fee		10,500
NYSE filing fee
Printing and engraving expenses		*
Blue sky qualification fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
Estimated

Item 14. Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of us—by reason of the fact that the person is or was a director, officer, agent or employee of us, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of us, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of us as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to us, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        Our certificate of incorporation provides that we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL or any other applicable law. In addition, we have entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We also maintain director and officer liability insurance.

        The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

        The registration rights agreement related to the 11 1/2% Senior PIK Notes due 2015 ("senior PIK notes") provides that the holders of the notes have agreed to indemnify us, our directors and officers, and any person who controls us from certain liabilities caused by any untrue statement of a material fact in or omission of a material fact from any registration statement filed in connection with the notes.

Item 15. Recent Sales of Unregistered Securities

        On November 18, 2004, K&F issued $92.5 million of its senior preferred stock, $122.5 million of its junior preferred stock and $100.0 million of its common stock to certain affiliates of Aurora Capital Group and certain co-investors. The equity securities were offered to a limited number of accredited investors in reliance on Regulation D under the Securities Act and were not registered thereunder.

        On February 11, 2005, K&F, with Lehman Brothers Inc. as initial purchaser, issued $55.0 million in aggregate principal amount of senior PIK notes. K&F used the proceeds from the offering of the senior PIK notes, along with cash on hand, to redeem a portion of its senior preferred stock and pay the related fees and expenses of the offering. The senior PIK notes were offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States under Regulation S. The senior PIK notes were not registered under the Securities Act.

        On April 27, May 16 and May 19, 2005, K&F completed offerings of common stock par value $0.01 per share, and Junior/Series A Redeemable Exchangeable Preferred Stock, par value $0.01 per share, or "junior preferred stock," to a limited partnership, the limited partners of which are members of K&F management and other individuals. The April 27, May 16 and May 19 offerings included 170.8, 12.4 and 38.2 shares of junior preferred stock, respectively, and 1,394, 99 and 312 shares of common stock, respectively. The prices for all three offerings were $10,000 per share of junior preferred stock and $1,000 per share of common stock, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The April 27, May 16 and May 19 offerings raised proceeds of $1,708,000, $124,000 and $382,000, respectively, for the junior preferred stock, and proceeds of $1,394,000, $99,000 and $312,000, respectively, for the common stock. The equity securities were offered and sold by K&F to a limited partnership comprised of certain accredited and non-accredited co-investors in a transaction that did not involve a public offering in reliance on Section 4(2) of the Securities Act. The securities were not registered under the Securities Act. The limited partnership represented its intention to acquire the equity securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the share certificates issued in this transaction. This sale and issuance was made without general solicitation or advertising and the limited partnership and each of its limited partners are sophisticated investors. Each of the limited partnership and its limited partners had adequate access, through their relationships with K&F, to information about K&F. There were no underwriters involved in these transactions.

        On May 6, 2005, K&F completed an offering of approximately $18.4 million in common stock and $22.5 million in junior preferred stock to certain limited partners of Aurora Equity Partners III L.P.

("AEP III") and other accredited co-investors. The offering included 2,250.8 shares of junior preferred stock at $10,000 per share and 18,377 shares of common stock at $1,000 per share, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The equity securities were offered to a limited number of accredited investors in reliance on Regulation D under the Securities Act and were not registered thereunder.

        On May 16, 2005 and May 19, 2005, K&F completed offerings of common stock and junior preferred stock to AEP III, Aurora Overseas Equity Partners III, L.P. ("AOEP III"), certain limited partners of AEP III and other accredited co-investors. The May 16 and May 19 offerings included 305.4 and 2,367.50 shares of junior preferred stock, respectively, and 2,492 and 19,325 shares of common stock, respectively. The prices for both offerings were $10,000 per share of junior preferred stock and $1,000 per share of common stock, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The May 16 and May 19 offerings raised proceeds of $3,054,000 and $23,675,000, respectively, for the junior preferred stock, and proceeds of $2,492,000 and $19,325,000, respectively, for the common stock. The equity securities were offered to AEP III, AOEP III, the limited partners of AEP III and the accredited co-investors in reliance on Regulation D under the Securities Act The securities were not registered under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number		Description of Exhibit
1.1	**	Form of Underwriting Agreement
2.1		Stock Purchase Agreement dated as of October 15, 2004, entered into by and among the Registrant (formerly AAKF Acquisition, Inc.), K&F Industries, Inc. and the stockholders of K&F Industries, Inc.(1)
3.1		Amended and Restated Certificate of Incorporation of the Registrant(7)
3.2		Amended and Restated Bylaws of the Registrant(7)
3.3	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation.
3.4	**	Form of Second Amended and Restated Certificate of Incorporation
3.5	**	Form of Second Amended and Restated Bylaws
4.1
Indenture dated as of October 15, 1997 for the 9 1/4% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (successor to State Street Bank and Trust Company), as Trustee(2)
4.2
Supplemental Indenture dated as of November 8, 2004 for the 9 1/4% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as Trustee(3)
4.3
Indenture dated as of December 20, 2002 for the 9 5/8% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (successor to State Street Bank and Trust Company), as Trustee(4)
4.4
Supplemental Indenture dated as of November 8, 2004 for the 9 5/8% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as Trustee(3)
4.5		Indenture dated as of November 18, 2004 between K&F Acquisition, Inc., and U.S. Bank National Association, as Trustee(1)
4.6		First Supplemental Indenture dated as of November 18, 2004 between K&F Industries, Inc. and U.S. Bank National Association, as Trustee(3)
4.7
Second Supplemental Indenture dated as of November 18, 2004 among Aircraft Braking Systems Corporation, Engineered Fabrics Corporation, Aircraft Braking Services, Inc. and U.S. Bank National Association, as Trustee(3)
4.8		Indenture dated as of February 11, 2005 between the Registrant and U.S. Bank National Association, as Trustee(7)
4.9	**	Specimen of Common Stock Certificate
5.1	**	Opinion of Gibson Dunn & Crutcher LLP
10.1		Employment Agreement dated as of November 15, 2004 between K&F Industries, Inc. and Bernard L. Schwartz(3)

10.2	Employment Agreement dated as of November 15, 2004 between the K&F Industries, Inc. and Kenneth Schwartz(3)
10.3	Employment Agreement dated as of November 9, 2004 between the K&F Industries, Inc. and Dirkson R. Charles(3)
10.4	Employment Agreement dated as of November 18, 2004 between the K&F Industries, Inc. and Ronald Kisner(3)
10.5	Employment Agreement dated as of November 18, 2004 between the K&F Industries, Inc. and Frank P. Crampton(3)
10.6	Management Services Agreement dated as of November 18, 2004 by and among the Registrant, K&F Industries, Inc. and Aurora Management Partners LLC(3)
10.7	Airplane Use and Reimbursement Agreement dated as of November 18, 2004 by and between the K&F Industries, Inc. and Bernard L. Schwartz(3)
10.8
Credit Agreement, dated as of November 18, 2004, among K&F Intermediate Holdco, Inc., a Delaware corporation, K&F Acquisition, Inc., a Delaware corporation as Borrower, the several banks and other financial institutions or entities from time to time parties to this Agreement as the Lenders, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as Advisors, J.P. Morgan Securities Inc., as Syndication Agent, Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc., as Co-Documentation Agents and Lehman Commercial Paper Inc., as Administrative Agent(1)
10.9	K&F Industries, Inc. Retirement Plan for Salaried Employees(5)
10.10	K&F Industries, Inc. Savings Plan for Salaried Employees(5)
10.11	K&F Industries, Inc. Executive Deferred Bonus Plan(4)
10.12	K&F Industries, Inc. Supplemental Executive Retirement Plan(4)
10.13
Registration Rights Agreement, dated as of November 18, 2004 by and among K&F Acquisition, Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., and J.P. Morgan Securities Inc.(1)
10.14	K&F Industries, Inc. Supplemental Executive Retirement Plan, as amended(4)
10.15	Registrant's 2004 Stock Incentive Plan(6)
10.16	Form of Management Non-Qualified Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.17	Form of Management Incentive Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.18	Form of Non-Qualified Aurora Advisor Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.19	Form of Non-Qualified Director Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.20	Consulting Agreement dated as of February 14, 2005 by and between Bernard L. Schwartz and K&F Industries, Inc.(6)
10.21	Securityholders Agreement, dated as of November 18, 2004 among the Registrant and certain of its Stockholders, Optionholders and Warrantholders(7)

10.22		Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among the Registrant and certain of its Stockholders, Optionholders and Warrantholders(7)
10.23		Registration Rights Agreement, dated as of February 11, 2005 by and between the Registrant and Lehman Brothers Inc.(7)
10.24		Noncompetition Agreement, dated as of November 18, 2004 by and among AAKF Acquisition, Inc. (as predecessor-in-interest to the Registrant), K&F Industries, Inc. and Bernard L. Schwartz(7)
10.25	*	Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among the Registrant and certain of its Stockholders, Optionholders and Warrantholders
10.26	*	Form of Director and Officer Indemnification Agreements
21.1	*	Subsidiaries of the Registrant
23.1	†	Consent of Independent Registered Public Accounting Firm
23.2		Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1	*	Powers of Attorney (included as part of the signature pages to this registration statement)

*
Previously filed

**
To be filed by amendment

†
Filed herewith

(1)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated November 23, 2004 and incorporated herein by reference.

(2)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4, No. 333-40977 and incorporated herein by reference.

(3)
Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

(4)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4, No. 333-102658 and incorporated herein by reference.

(5)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1, No. 33-47028 and incorporated herein by reference.

(6)
Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

(7)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4, No. 333-124870 and incorporated herein by reference.

(b)
Financial Statements and Schedules.

        Schedule I—Condensed Financial Information.

  (c)
  Reports, Opinions or Appraisals.

        None.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

K&F INDUSTRIES HOLDINGS, INC.

SUMMARY CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(Not Including its Consolidated Subsidiaries)

BALANCE SHEET

December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$5,373,000
Other current assets	14,682,000
Income taxes receivable	626,000

Total current assets	20,681,000

Investment in Subsidiaries	309,790,000

Total Assets	$330,471,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Note payable	14,773,000
Other current liabilities	163,000

Total current liabilities	14,936,000

Senior preferred stock subject to mandatory redemption	94,196,000
Stockholders' Equity:
Preferred stock, $.01 par value—authorized, 90,750 shares; issued and outstanding, 12,250 shares	—
Common stock, $.01 par value—authorized, 1,000,000 shares; issued and outstanding, 100,000 shares	1,000
Additional paid-in capital	223,996,000
Retained deficit	(2,658,000)

Total stockholders' equity	221,339,000

Total Liabilities and Stockholders' Equity	$330,471,000

STATEMENT OF OPERATIONS

November 18, 2004 Through December 31, 2004
Interest expense	$1,787,000

Loss before income taxes	(1,787,000)
Income tax benefit	626,000

Net loss	$(1,161,000)
Preferred stock dividends	(1,497,000)

Net loss available to common stockholders	$(2,658,000)

STATEMENT OF CASH FLOWS

November 18, 2004 Through December 31, 2004
Cash Flows From Operating Activities:
Net loss	$(1,161,000)
Non-cash interest expense—15% senior redeemable preferred stock	1,696,000
Changes in assets and liabilities:
Other current assets	(15,308,000)
Note payable	14,773,000
Other current liabilities	163,000

Net cash provided by operating activities	163,000

Cash Flows From Investing Activities:
Investment in subsidiaries	(309,790,000)

Net cash used in investing activities	(309,790,000)

Cash Flows From Financing Activities:
Equity contributions	315,000,000

Net cash provided in financing activities	315,000,000

Net increase in cash and cash equivalents	5,373,000
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$5,373,000

See notes to Condensed Financial Information of Registrant

S-1

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

K&F INDUSTRIES HOLDINGS, INC.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.
Introduction and Basis of Presentation

        Basis of Financial Information

        The accompanying condensed financial statements (the "Parent Company Financial Statements") are for K&F Industries Holdings, Inc. (not including its consolidated subsidiaries, the "Company").

        The Parent Company Financial Statements, including the notes thereto, should be read in conjunction with our consolidated financial statements and the notes thereto which are included in this Form S-1.

2.
Restrictions on Cash Dividends from Subsidiaries

        The Company's subsidiaries are restricted under certain debt covenants from paying dividends to the Company and otherwise transferring assets to the Company, except for administrative, legal and accounting services.

S-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 24, 2005.

K&F INDUSTRIES HOLDINGS, INC.
By:	/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz, Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz	Chief Executive Officer, President and Director (Principal Executive Officer)	June 24, 2005
/s/ DIRKSON R. CHARLES Dirkson R. Charles	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 24, 2005
* John T. Mapes	Director	June 24, 2005
* Gerald L. Parsky	Director	June 24, 2005
* Lawrence A. Bossidy	Director	June 24, 2005
* Dale F. Frey	Director	June 24, 2005
* Thomas A. Johnson	Director	June 24, 2005
*By:	/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz Attorney-in-Fact

QuickLinks

TABLE OF CONTENTS
Cautionary Statement Regarding Forward-Looking Statements
Industry Data
Basis of Presentation
SUMMARY
K&F Industries Holdings, Inc.
Competitive Strengths
Our Growth Strategy
The Acquisition Transactions
Recent Transactions
Additional Information
THE OFFERING
Risk Factors
Summary Historical and Pro Forma Consolidated Financial Information
RISK FACTORS
Risks Relating to Our Business
Risks Relating to Our Indebtedness
Risks Relating to This Offering
THE TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
K&F INDUSTRIES HOLDINGS, INC. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET March 31, 2005
K&F INDUSTRIES HOLDINGS, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Year Ended December 31, 2004
K&F INDUSTRIES HOLDINGS, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS Three Months Ended March 31, 2005
K&F INDUSTRIES HOLDINGS, INC. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Competitive Strengths
Our Growth Strategy
Program Lifecycle Stages
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Unaudited)
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
K&F INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT K&F INDUSTRIES HOLDINGS, INC. SUMMARY CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Not Including its Consolidated Subsidiaries)
BALANCE SHEET
STATEMENT OF OPERATIONS
STATEMENT OF CASH FLOWS
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT K&F INDUSTRIES HOLDINGS, INC. NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
SIGNATURES